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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

March 3, 2009

Commission File Number: 333-142287

NXP B.V.
(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven—The Netherlands

March 3, 2009

NXP Semiconductors

Management discussion and analysis,
Combined and consolidated financial statements
of the NXP Semiconductors Group,
Unaudited pro forma condensed consolidated
statement of operations and Supplemental
information for the year ended December 31, 2008

Table of Contents

Management discussion and analysis	1
Combined and consolidated financial statements of the NXP Semiconductors Group	F-1
Unaudited pro forma condensed consolidated statement of operations	P-1
Supplemental information	S-1

 Management discussion and analysis

Introduction

        The management discussion and analysis below provides information that we believe is relevant to an assessment and understanding of our historical consolidated financial position and results of operations. You should read the following discussion in conjunction with our consolidated financial statements.

        The combined financial data for the period ended December 31, 2006 represents a mathematical aggregation of the Predecessor and Successor results of operations and is not prepared in accordance with generally accepted U.S. accounting principles ("US GAAP"). We believe the combined presentation provides relevant information to investors. The combined period does not represent pro forma financial information, which would reflect the results of operations as if the acquisition by KASLION Acquisition B.V. ("KASLION") and related transactions had occurred at the beginning of the period. Accordingly, the combined financial results do not reflect the incremental interest expense resulting from the existing notes, the amortization of intangible assets and the charge to depreciation expense resulting from the fair value adjustments to property, plant and equipment for the full year, and are therefore not comparable with financial results for the years ended December 31, 2007 and 2008 in these respects. The 2006 combined financial data is not audited.

Economic and financial crisis

        We have been impacted significantly in the fourth quarter of 2008 by the unprecedented economic downturn in our industry. The financial crisis and semiconductor market conditions caused a rapid deterioration of demand towards the end of the third quarter, especially in the automotive and consumer sectors. In the fourth quarter this deterioration broadened over all sectors leading to a sequential nominal sales decline of 25.3%. The lowered sales and decreased visibility severely impacted the utilization of our factories, which declined to 56% in the fourth quarter compared to 68% in the third quarter of 2008. Also, our book to bill ratio declined to 0.71 compared to 1.00 in the third quarter of 2008, as a consequence of which our visibility on future potential sales levels declined. Margins were strongly affected by the lowered sales and related lower utilization of our factories, resulting in an EBIT loss of USD 258 million in the last quarter of 2008.

2008 result

        For the year ended December 31, 2008, our total sales declined 13.9% compared to 2007 to USD 5,443 million. As a result of this and a substantial impairment of goodwill and restructuring charges, we recorded a net loss in 2008 of USD 3,600 million. Our operating cash flows also reversed from an inflow of USD 533 million in 2007 to an outflow of USD 622 million in 2008. The challenging and unusual conditions referred to above also make visibility very limited going forward. Please see "Outlook" for further information.

Redesign Program

        On September 12, 2008, we announced a redesign program (the "Redesign Program") intended to right-size our cost base to match our revenue profile following the disposition of our wireless business.

        The Redesign Program was intended to be completed by the end of 2010 and targeted a reduction in annual operating costs of USD 550 million, benchmarked against our 2008 forecast cost base, adjusted for the disposition of our wireless business. This reduction was to be delivered mainly through a significant restructuring of our manufacturing base, the refocusing and resizing of central research and development ("R&D"), and reductions in support functions, and was expected to affect approximately 4,500 employees globally.

        As initially envisaged, planned savings in the manufacturing base of USD 300 million on a run-rate basis were intended to be realized by the end of 2010, with R&D and support functions costs expected to be reduced by approximately USD 250 million in 2009. The related cash expense of the restructuring was estimated at USD 800 million, of which USD 600 million would be spent in 2009, and the remainder in 2010.

        Since the announcement of the Redesign Program, we have made significant progress in detailing the Redesign Program and deploying the required measures within NXP, including taking a restructuring charge of USD 500 million in the third quarter of 2008 and completing the required consultations with unions and employee representatives in each jurisdiction except France.

        In light of deteriorating financial and market conditions, beginning in the third quarter and then accelerating in the fourth quarter, we have now taken steps to accelerate and expand the Redesign Program. Savings are now expected to be realized more quickly than previously anticipated. We also expect that savings will be significantly higher than we originally estimated. We also expect that the costs of the program will be lower than initially expected and estimate the total costs of the program at USD 700 million rather than USD 800 million. As a result of this lower estimate and its impact on our actions notwithstanding the expansion of the program, in the fourth quarter, we reversed a portion of the associated restructuring charge, reducing it from USD 500 million to USD 443 million in the fourth quarter.

        Although we have made significant progress in implementing our Redesign Program, there can be no assurance that we will be able to realize the intended gains in full or on our intended timetable and at the expected cost. The expected U.S. dollar amount of savings may also be affected by currency fluctuations, as a portion of our cost base is denominated in currencies other than the U.S. dollar.

Impairments and write down of tax assets

        Conditions began to weaken from the third quarter of 2008, particularly in our Home business, which saw declines most strongly in the cathode ray tube ("CRT") TV market and in the retail set top box ("STB") business. Taking into account these developments, the current market environment, the divestiture of the wireless business and the implementation of the Redesign Program, the application of the impairment test resulted in the write-down of goodwill and intangibles of USD 714 million. We have not recognized a deferred tax asset associated with these impairment charges based on our estimate of future profitability, which has a substantial impact on our effective tax rate.

Highlights

        The following highlights what we believe to be the most significant events in 2008 that impacted our business, in addition to the significant economic downturn in 2008.

Joint venture with STMicroelectronics

        On July 28, 2008, we announced the closing of the joint venture we formed with STMicroelectronics ("STM"), which brought together the key wireless operations of both companies into ST-NXP Wireless. We received a 20% interest in the joint venture and USD 1.55 billion cash proceeds for the contribution of our wireless business. As part of the joint venture agreement, STM received an option to buy our remaining 20% interest. As a result of the transaction, we deconsolidated the associated assets and liabilities and recorded the remaining 20% interest as an investment in equity accounted investees at its fair value at that date. The transaction resulted in a loss of USD 413 million, which was recorded during the third quarter of 2008. In the fourth quarter we wrote our 20% share down to its fair market value and as a consequence recorded an additional loss of USD 249 million, which is recorded in results relating to equity-accounted investees.

        On August 20, 2008, STM announced it had entered into an agreement to merge ST-NXP Wireless and Ericsson Mobile Platforms into a new joint venture. As a result, on February 2, 2009, STM exercised its option and agreed to pay USD 92 million for our 20% interest.

Acquisition of Conexant

        On August 11, 2008, we successfully completed the acquisition of Conexant Systems Inc.'s Broadband Media Processing ("BMP") business, which is comprised of products for satellite, cable and internet protocol television ("IPTV") applications. The BMP business has become part of our Home segment and contributed USD 63 million to our total sales during 2008.

NuTune

        Effective September 1, 2008, we completed the formation of a joint venture for can tuner module operations with Thomson, called NuTune. Both NXP and Thomson contributed their can tuner activities into the joint venture in exchange for NXP obtaining a 55% interest and Thomson receiving the remaining 45%. NuTune is included in the Home segment as of September 1, 2008. The incremental impact on total sales resulting from the formation of this joint venture was USD 31 million during 2008.

Comparability of Results

Effect of Reporting Currency

        Beginning January 1, 2008, we changed our reporting currency from euro to U.S. dollar in order to be more aligned with the semiconductor market and for comparison reasons with our peers. The functional currency of the various entities in our group consolidation has not changed.

        For consolidation purposes, the financial statements of those entities, including the parent company NXP B.V. ("NXP"), with a functional currency other than the U.S. dollar are translated into U.S. dollars. Assets and liabilities are translated using the exchange rates on the respective balance sheet dates. Items in the statement of operations and cash flow statement are translated at average rates of exchange in the periods involved. The resulting translation adjustments are recorded as a separate component of other comprehensive income (loss) in the statements of changes in business' and shareholder's equity. Cumulative translation adjustments are recognized as income or expense upon partial or complete disposal or substantially complete liquidation of a foreign entity.

        Transactions are recorded based on the applicable currency exchange rate on the date of the transaction. Any associated monetary assets or liabilities outstanding are retranslated at the end of each reporting period based on the currency exchange rate at period end. The difference between the currency exchange rate at the time the asset or liability was originally recorded and the currency exchange rate at period end is recognized as an expense during the period. During 2008, we recorded net foreign currency losses of USD 87 million.

        Further, as portions of our revenues and expenses are denominated in currencies other than U.S. dollars, our results for each period are impacted by changes in exchange rates when translated into U.S. dollars. As a result, movements in the U.S. dollar relative to the euro or to other currencies can have a significant impact on our statements of operations, particularly to the extent that the sales and costs incurred in individual foreign currencies do not offset them.

        As a result of these effects, results may not be fully comparable across different periods.

Acquisitions

        Our acquisition by KASLION was accounted for using the purchase method of accounting. Accordingly, the USD 10,622 million purchase price was "pushed down" to NXP and allocated to the fair value, excluding intangible assets, of assets acquired and liabilities assumed, resulting in an excess of the purchase price over the value of the net assets acquired of USD 7,320 million. The excess of the purchase price over the net assets acquired resulted in the recognition of significant intangible assets and goodwill.

        In addition, we acquired a number of businesses following our acquisition by KASLION on September 29, 2006, which were also accounted for under the purchase method of accounting. These acquisitions have been reflected in our results since the date of their acquisition.

        We assess our performance excluding the impacts of any purchase accounting adjustments, which are primarily related to the amortization of intangibles and are referred to throughout this discussion as the purchase price accounting ("PPA") effects.

Dispositions

        We account for dispositions from the date of disposals, and as a consequence, a significant disposition causes a variation in our results when compared on a year over year basis. We have quantified the impact, where we believe it is significant, throughout this discussion. This impact is an estimate and is determined based on a comparison of results in the prior period to results in the period during which the disposition was made.

Group performance

	PREDECESSOR	SUCCESSOR	COMBINED	SUCCESSOR
			For the twelve months ended December 31, 2006 (unaudited)	For the year ended December 31,
	For the period January 1, September 28, 2006	For the period September 29, December 31, 2006
In millions of USD except for percentages				2007	2008
Sales	4,705	1,533	6,238	6,321	5,443
Cost of sales	(2,909)	(1,181)	(4,090)	(4,276)	(4,225)

Gross margin	1,796	352	2,148	2,045	1,218
Selling expenses	(343)	(114)	(457)	(425)	(400)
General and administrative expenses:
— Impairment goodwill	—	—	—	—	(430)
— Impairment other intangibles	—	—	—	—	(284)
— Other general and administrative expenses	(382)	(250)	(632)	(1,189)	(1,161)
Research and development expenses	(920)	(332)	(1,252)	(1,328)	(1,199)
Write-off of acquired in-process research and development	—	(664)	(664)	(15)	(26)
Other income (expense)	22	4	26	134	(364)

Income (loss) from operations	173	(1,004)	(831)	(778)	(2,646)
Financial income (expense)	(27)	(94)	(121)	(181)	(614)

Income (loss) before taxes	146	(1,098)	(952)	(959)	(3,260)
Income tax (expense) benefit	(81)	312	231	396	(46)

Income (loss) after taxes	65	(786)	(721)	(563)	(3,306)
Results related to the equity-accounted investees	4	(3)	1	(40)	(268)
Minority interests	(63)	(5)	(68)	(47)	(26)

Net income (loss)	6	(794)	(788)	(650)	(3,600)
Other financial information:
Effects of PPA	—	(1,018)	(1,018)	(791)	(713)
Impairment goodwill and other intangibles	—	—	—	—	(714)
Incidental items:
Exit of product lines	(44)	(12)	(56)	(18)	(15)
Restructuring costs	(21)	(5)	(26)	(218)	(594)
Other incidental items	(56)	(51)	(107)	(23)	(513)*
Total incidental items	(121)	(68)	(189)	(259)	(1,122)

*
Other incidental items in 2008 includes a loss of USD 413 million related to the divestment of a major part of the Mobile & Personal business unit. The remaining items mainly relate to non-recurring IT systems costs.

Sales

Sales by segment

	Year-on-year
	Combined 2006	Successor 2007		Successor 2008
In millions of USD except for percentages	sales	sales	% change	sales	% change
Mobile & Personal	1,973	2,135	8.2	1,356	(36.5)
Home	1,184	927	(21.7)	836	(9.8)
Automotive & Identification	1,097	1,332	21.4	1,285	(3.5)
MultiMarket Semiconductors	1,692	1,619	(4.3)	1,554	(4.0)
Manufacturing Operations	211	214	1.4	324	51.4
Corporate and Other	81	94	n/m	88	n/m

	6,238	6,321	1.3	5,443	(13.9)

Comparison 2008 to 2007

        Sales were USD 5,443 million in 2008 compared to USD 6,321 million in 2007, a decrease of 13.9%. The change was primarily due to a decrease of USD 665 million associated with the deconsolidation of our wireless activities in 2008 and the full year impact of the sale of the Cordless & VoIP Terminal operations in 2007. The remaining decline in sales reflected the weakening economic environment in the second half of the year which impacted each of our segments in that period. The Home segment was also affected by the ongoing decline in the CRT TV market and the weakness in the mainstream (retail) STB market. The Automotive & Identification segment was affected by the severe crisis in the automotive market and overall weak demand. The MultiMarket Semiconductors business was affected by lower end-customer demand in the fourth quarter of 2008. These decreases were slightly offset by favorable currency effect of USD 88 million compared to 2007.

Comparison 2007 to 2006

        Sales were USD 6,321 million in 2007 compared to USD 6,238 million for 2006, an increase of 1.3%. Sales were positively affected by stronger sales in Automotive & Identification and the development of the EUR/USD exchange rate and partly offset by lower sales in the Home segment.

Gross margin

Comparison 2008 to 2007

        Gross margin declined from USD 2,045 million in 2007 to USD 1,218 million in 2008, and decreased to 22.4% as a percentage of total sales for 2008 compared to 32.4% in 2007.

        The gross margin declined by USD 308 million mainly due to the impact of the deconsolidation of the wireless activities in 2008 and was also affected by the full year impact of the sale of the Cordless & VoIP Terminal activities in 2007. In addition, 2008 included incidental expenses of USD 402 million primarily associated with the restructuring charge of USD 349 million related to the Redesign Program and other costs associated with existing product lines, compared to incidental expenses of USD 229 million in 2007 comprised of restructuring charges of USD 178 million related to our exit from the Crolles2 Alliance and the closure of our Boeblingen facility.

        USD 295 million of the decrease in gross margin was attributable to lower sales and related lower factory utilization, and the decrease was also caused by an unfavorable currency effect of USD 40 million compared to 2007. Factory utilization decreased to 72% in 2008 compared to 79% in 2007, including a drop in utilization to 56% in the fourth quarter of 2008. The PPA effect of

USD 151 million (2007: USD 140 million) was related to depreciation of tangible fixed assets and write-off of stepped-up inventories.

Comparison 2007 to 2006

        Gross margin declined from USD 2,148 million in 2006 to USD 2,045 million in 2007 and from 34.4% in 2006 to 32.4% in 2007 as a percentage of sales.

        The 2007 gross margin was impacted by an increase in incidental items from USD 80 million in 2006 to USD 229 million in 2007, which was partially offset by a decrease in the effects of PPA of USD 60 million. The decrease in PPA effects was related to the depreciation of tangible fixed assets and write-off of inventories from USD 200 million in 2006 to USD 140 million in 2007.

        The remaining change in gross margin was a result of price erosion and unfavorable product mix, which was offset by higher utilization and better performance of our manufacturing facilities.

Selling expenses

Comparison 2008 to 2007

        Selling expenses were USD 400 million in 2008 compared to USD 425 million in 2007 and 7.3% of sales in 2008 compared to 6.7% in 2007. The increase in the percentage of sales was predominantly caused by the rapid decrease in sales in the second half of 2008. The deconsolidation of our wireless activities, with effect from July 28, 2008, accounted for USD 67 million selling expenses over the first seven months of 2008 (2007: USD 79 million). Savings from our Redesign Program and previous cost savings programs reduced selling expenses. The decrease was partly offset by the combined acquisition effect from Conexant and NuTune of USD 6 million and unfavorable currency effects. Selling expenses for 2008 included incidental charges of USD 19 million related to restructuring (2007: USD 16 million).

Comparison 2007 to 2006

        Selling expenses were USD 425 million in 2007, compared to USD 457 million in 2006. As a percentage of sales, selling expenses for 2007 were 6.7% compared to 7.3% in 2006. The decrease in selling expenses in 2007 was mainly caused by the consolidation of sales offices, which also resulted in a more transparent cost structure. The 2007 selling expenses included restructuring charges of USD 16 million (2006: USD 14 million).

General and administrative expenses

Comparison 2008 to 2007

        General and Administrative expenses ("G&A expenses") were USD 1,875 million in 2008 compared to USD 1,189 million in 2007 and 34.4% of sales in 2008 compared to 18.8% in 2007.

        G&A expenses in 2008 included a write down of goodwill and intangibles of USD 714 million mainly related to the Home segment (USD 665 million) and Corporate and Other, incidental items of USD 207 million (2007: USD 98 million), acquisition effects of USD 21 million related to the acquisition of Conexant and the establishment of NuTune and unfavorable currency effects. Incidental items of USD 207 million in 2008 included USD 79 million of IT system reorganization costs and USD 123 million of restructuring costs, of which USD 83 million related to the Redesign Program.

        These increases were partly offset by a decrease in the effects from PPA of USD 100 million, a positive effect from the sale of the wireless activities in 2008 (USD 35 million) and Cordless activities in 2007 (USD 6 million). The PPA effect related to the amortization of intangibles was USD 536 million compared to USD 636 million in 2007.

        G&A expenses included a non-cash charge for a share-based compensation program of USD 31 million compared to USD 26 million in 2007.

Comparison 2007 to 2006

        G&A expenses were USD 1,189 million in 2007, compared to USD 632 million in 2006, an increase of USD 557 million. The increase was primarily due to the full year impact of the PPA effects resulting from the amortization of intangible assets, which increased to USD 636 million in 2007 compared to USD 154 million in 2006. The remaining increase was mainly related to incidental items of USD 98 million including, amongst others, IT system reorganization costs from Philips (USD 75 million) and USD 26 million for equity-based compensation. In 2006, restructuring charges of USD 32 million were incurred. The Business Renewal Program, which was a predecessor to our Redesign Program, partly offset higher additional G&A expenses in 2007. PPA effects in 2007 amounted to USD 636 million and were related to the amortization of intangible assets (2006: USD 154 million).

R&D expenses

Comparison 2008 to 2007

        R&D expenses and write-off of acquired in-process research and development were USD 1,225 million in 2008 compared to USD 1,343 million in 2007. The decrease was related to the impact of the sale of the wireless activities in 2008 (USD 60 million), the full year impact of the sale of the Cordless and VoIP Terminal operations in 2007 (USD 25 million) and generally lower costs in both the remaining Mobile & Personal activities and the Home segment. This reduction was partly offset by a restructuring charge of USD 97 million primarily related to the Redesign Program, R&D investments of USD 42 million related to the acquisition of Conexant's BMP activities and increased R&D investments in the Automotive & Identification and MultiMarket Semiconductors segments. Furthermore, R&D expenses were affected by unfavorable currency effect of USD 62 million.

        R&D expenses and write-off of acquired in-process research and development were 22.5% of total sales in 2008 compared to 21.2% in 2007.

Comparison 2007 to 2006

        R&D expenses and write-off of acquired in-process research and development were USD 1,343 million in 2007, down from USD 1,916 million in 2006. The 2006 expenses included a charge of USD 664 million relating to the write-off of acquired in-process R&D.

        Without taking into account the charge in 2006, R&D expenses and write-off of acquired in-process research and development increased by USD 91 million in 2007. This increase was a result of increased incidental costs of USD 20 million, due to restructuring charges of USD 12 million related to the rightsizing of the Home R&D organization, compared to incidental costs of USD 29 million in 2006. The divestment of some of our product lines (including DVD-R, Power Amplifiers/Front End Modules, Large Display Driver and our Cordless & VoIP Terminal operations) freed up R&D resources in 2007, which we refocused on key battle areas in Mobile & Personal (especially 3G cellular systems) and Automotive & Identification.

Other income and expense

Comparison 2008 to 2007

        Other income and expense was a loss of USD 364 million in 2008, compared to a gain of USD 134 million in 2007. The loss in 2008 was due to the loss of USD 413 million related to the sale of our wireless activities, partly offset by gains from divestments of certain other activities and various tangible fixed assets.

Comparison 2007 to 2006

        Other income and expense was USD 134 million for 2007, mainly related to the gain of USD 119 million from the sale of Cordless & VoIP Terminal operations. The remainder of other income and expense was attributable to gains from disposal of various tangible fixed assets. For 2006, other income and expense was USD 26 million, reflecting the sale of property, release of litigation provisions and a settlement of a legal dispute with a supplier.

Restructuring charges

        In 2008, a charge of USD 594 million was recorded for restructuring (2007: USD 218 million). USD 443 million of this restructuring charge was related to the Redesign Program, which was announced in September 2008 and related to employee termination costs. The remainder was largely related to the write downs of assets, costs related to the closure of businesses and various other restructuring charges. The personnel related part of this restructuring charge reflects redundancy costs. The restructuring charge of USD 443 million was primarily related to the planned closure or sale of certain facilities and refocusing and resizing central R&D and reductions in support functions. The non-personnel related part of the restructuring charge related to inventory write downs (USD 36 million), process transfer costs following the closure of the facility in Boeblingen (USD 27 million) and other costs.

        The Redesign Program encompassed all previously announced programs (such as Business Renewal), for which a restructuring charge was recorded in 2007 of USD 218 million.

        The following table presents restructuring charges by segment as included in income from operations:

In millions of USD	2007	2008
Mobile & Personal	11	19
Home	19	25
Automotive & Identification	—	8
MultiMarket Semiconductors	1	9
Manufacturing Operations	133	360
Corporate and Other	54	173

Total restructuring charges	218	594

        The Redesign Program has now been significantly accelerated and expanded.

        Restructuring charges in 2006 amounted to USD 26 million.

Financial income and expense

Comparison 2008 to 2007

        Financial income and expenses was a net expense of USD 614 million in 2008, compared to an expense of USD 181 million in 2007, largely as a result of foreign currency effects related to our U.S. dollar-denominated debt. Financial income and expenses include a net interest expense of USD 475 million (2007: USD 452 million), financing fees of USD 14 million (2007: USD 8 million) and the impact of foreign exchange rate changes. In 2008, a foreign exchange loss of USD 87 million was recognized compared to a foreign currency gain of USD 300 million in 2007 on our USD-denominated notes and short-term loans. This was partly offset by exchange rate movements on foreign currency contracts and liquid assets.

Comparison 2007 to 2006

        Financial income and expenses was a net expense of USD 181 million for 2007 compared to a net expense of USD 121 million in 2006. This change was primarily attributable to the full year impact of interest expense associated with the borrowings used to fund the acquisition by KASLION in 2006, which increased interest expenses by USD 327 million, partly offset by foreign exchange rate gains of USD 300 million. Financial income and expenses in 2007 also included an impairment loss of USD 21 million reflecting a decline in the DSP Group Inc. ("DSPG") share price and hence of the value of our stake in DSPG.

Income tax (expense) benefit

Comparison 2008 to 2007

        The income tax expense for 2008 was USD 46 million, compared to a tax benefit in 2007 of USD 396 million. In 2008, the PPA effects included in income tax expense amounted to a benefit of USD 349 million, compared to a benefit in 2007 of USD 247 million.

        The Company's effective income tax rate changed from a tax benefit of 41.3% in 2007 to a tax expense rate of 1.4% in 2008. The change in the effective tax rate was primarily attributable to an increase in the valuation allowance of USD 496 million and a decrease in non-taxable income.

Comparison 2007 to 2006

        The income tax benefit in 2007 was USD 396 million, compared to USD 231 million in 2006. In 2007, the PPA effects included in income tax amounted to a benefit of USD 247 million compared to a benefit of USD 293 million in 2006. Prior to the acquisition by KASLION, our tax rate reflected internal allocations from Philips and therefore our 2006 tax results are not comparable.

Results relating to equity-accounted investees

Comparison 2008 to 2007

        Results relating to the equity-accounted investees in 2008 resulted in a loss of USD 268 million compared to a loss of USD 40 million in 2007. The loss in 2008 was largely related to the revaluation of the fair market value of our 20% share in the ST-NXP Wireless joint venture. The 2007 loss included an impairment charge for our participation in Advanced Semiconductor Manufacturing Company ("ASMC") and T3G.

Comparison 2007 to 2006

        Results relating to the equity-accounted investees in 2007 showed a loss of USD 40 million compared to a gain of USD 1 million in 2006 and relate to our participations in ASMC and T3G. The loss recorded for ASMC included an impairment charge of USD 29 million, reflecting the lower share price value of ASMC at the end of December 2007.

Minority interests

Comparison 2008 to 2007

        Minority interests in 2008 were a loss of USD 26 million and were related to the share of minority shareholders in the income of consolidated companies, predominantly Systems on Silicon Manufacturing Company Pte. Ltd. ("SSMC") and NuTune, compared to a loss of USD 47 million in 2007.

Comparison 2007 to 2006

        Minority interests in 2007 were a loss of USD 47 million and were related to our joint ventures SSMC (USD 46 million) and Jilin NXP Semiconductor Ltd. ("Jilin") (USD 1 million). The minority interest in 2006 was a loss of USD 65 million in SSMC and USD 3 million in Jilin. In November 2006 we increased our shareholding in SSMC from 50.5% to 61.2%.

Net income

Comparison 2008 to 2007

        Net loss increased from USD 650 million in 2007 to a loss of USD 3,600 million in 2008 as result of the items discussed above.

Comparison 2007 to 2006

        Net loss decreased from USD 788 million in 2006 to a loss of USD 650 million in 2007 as result of the items discussed above.

Performance by segment

Mobile & Personal

	For the year ended December 31,
In millions of USD except for percentages	Combined 2006	Successor 2007	Successor 2008
Sales	1,973	2,135	1,356
% growth		8.2	(36.5)
IFO	(145)	(159)	(665)
Effects of PPA	(198)	(258)	(188)
Incidental items	1	85	(438)

Comparison 2008 to 2007

Acquisition and Divestments

        On July 28, 2008, NXP and STMicroelectronics announced the closing of their agreement, bringing the key wireless operations of both companies into the joint venture ST-NXP Wireless. Subsequently, the related assets and liabilities were deconsolidated. We held a 20% share in this joint venture on December 31, 2008. On February 2, 2009, the 20% share was sold to STMicroelectronics for USD 92 million.

Sales

        Sales in 2008 were USD 1,356 million compared to USD 2,135 million in 2007, a nominal decrease of 36.5%. USD 665 million of the decrease was due to consolidation changes related to the deconsolidation of the wireless activities in August 2008 and the sale of the Cordless & VoIP Terminal operations in September 2007. The remaining activities (Sound Solutions, Mobile Infrastructure and Amplifiers) showed sales comparable to 2007 whereby stronger sales in Sound Solutions were offset by lower sales in the other activities.

IFO

        Income from operations ("IFO") in 2008 was a loss of USD 665 million, compared to a loss of USD 159 million in 2007. The increase in the loss in 2008 was primarily due to an increase in incidental items, which included the loss on the sale of our wireless activities of USD 413 million in

2008. In 2007, incidental items included a gain of USD 119 million on the divestment of the Cordless & VoIP Terminal Operations, which was partly offset by other incidental items.

Comparison 2007 to 2006

Sales

        Sales in 2007 were USD 2,135 million compared to USD 1,973 million in 2006, a nominal increase of 8.2%. Growth in Cellular and Portable Sound Solutions was partly offset by lower sales in Connected Entertainment and the divestment of Cordless & VoIP Terminal operations. Connected Entertainment sales were affected by product development delays in Bluetooth and a declining connectivity market. This was partly offset by growth of the Multimedia product line.

IFO

        IFO in 2007 was a loss of USD 159 million, compared to a loss of USD 145 million in 2006. IFO in 2007 included PPA effects of USD 258 million and positive results from incidental items amounting to USD 85 million. The latter was largely related to the gain from the divestment of the Cordless & VoIP Terminal operations of USD 119 million and other incidental items amounting to USD 34 million. The decrease compared to 2006 was primarily caused by significant price erosion in Cellular Systems and Connected Entertainment and lower yield associated with the ramp up of new Power Management Unit products. Furthermore, R&D was re-directed to key growth areas, including 3G Cellular Systems, Multimedia and Connected Entertainment.

Home

	For the year ended December 31,
In millions of USD except for percentages	Combined 2006	Successor 2007	Successor 2008
Sales	1,184	927	836
% growth		(21.7)	(9.8)
IFO	(257)	(234)	(875)
Effects of PPA	(189)	(111)	(110)
Incidental items	(60)	(19)	(24)
Impairment goodwill and other intangibles	—	—	(665)

Comparison 2008 to 2007

Acquisition and Divestments

        Effective August 8, 2008, we successfully completed the acquisition of Conexant's Broadband Media Processing ("BMP") division that manufactures industry-leading products for satellite, cable and IPTV applications. Our existing set-top box and digital TV operations were combined with BMP.

        Effective September 1, 2008, NXP and Thomson completed the transaction to form a joint venture called NuTune in which both companies combined their can tuner module operations. We have a 55% holding in NuTune and Thomson holds the remaining 45%.

Sales

        Sales in 2008 were USD 836 million compared to USD 927 million in 2007, a decrease of 9.8%, mainly caused by the continued decline in the CRT TV market and the weakness in the mainstream (retail) STB market. The decrease was partly offset by improvements in the Digital TV Systems on Chip market where the Home business won market share after starting mass production for a major Japanese original equipment manufacturer ("OEM"). The decrease was further offset due to the consolidation effect of the acquisition of BMP and the NuTune joint venture with a positive effect on sales of USD 63 million and USD 31 million respectively.

IFO

        IFO in 2008 was a loss of USD 875 million, compared to a loss of USD 234 million in 2007. The decrease in IFO was mainly related to a loss of USD 665 million arising from the impairment of goodwill and certain intangible assets. Furthermore, IFO was impacted by the unfavorable margin effect from lower sales that was more than offset by an improved margin and lower operational expenditures from the ongoing restructuring in the Home business.

        Incidental items in 2008 were mainly related to restructuring costs of USD 24 million. Incidental items in 2007 were related to restructuring charges in the R&D organization.

Comparison 2007 to 2006

Sales

        Sales in 2007 were USD 927 million compared to USD 1,184 million in 2006, a nominal decrease of 21.7%. The rapidly declining CRT TV markets, reflecting the fast transition from analog to digital television technologies, and soft sales in the digital TV market were the primary causes of the decrease in sales.

IFO

        IFO in 2007 was a loss of USD 234 million compared to a loss of USD 257 million in 2006. In 2007, PPA effects were USD 111 million compared to USD 189 million in 2006. In 2007, incidental items amounted to USD 19 million, mainly related to the rightsizing of the R&D organization. The income from operations in 2007 was strongly affected by the above mentioned decline in sales. This impact was only partly offset by a lower cost base. Furthermore, R&D investments in key areas such as Digital TV and Set Top Boxes were sustained in order to support future design wins.

Automotive & Identification

	For the year ended December 31,
In millions of USD except for percentages	Combined 2006	Successor 2007	Successor 2008
Sales	1,097	1,332	1,285
% growth		21.4	(3.5)
IFO	(142)	144	73
Effects of PPA	(385)	(151)	(152)
Incidental items	(10)	(3)	(28)

Comparison 2008 to 2007

Sales

        Sales in 2008 were USD 1,285 million compared to USD 1,332 million in 2007, a decrease of 3.5%. Automotive sales for 2008 were lower than 2007 following the economic crisis affecting the automotive market in the second half of 2008. The Identification business showed lower sales in an overall weak market; in the second half of 2008 the business was faced with overstock situations in the market leading to reduced sales and price pressure mainly in SIM-related markets. This was partly offset by the improved sales of security on cards in the Desfire and Mifare+ products for Automated Fare Collection and Extended Access Control products for Electronic Passports. Furthermore, currency effects of USD 42 million positively impacted sales.

IFO

        IFO in 2008 was USD 73 million, compared to USD 144 million in 2007. The decrease in IFO was largely caused by a lower gross margin in line with lower sales, both in Automotive & Identification. Furthermore, costs were higher mainly due to investments in R&D and higher incidental items of USD 28 million. Incidental items in 2008 mainly related to process transfer costs, following the closure of our factory in Boeblingen in Germany, and restructuring costs. Incidental items in 2007 fully related to restructuring costs.

Comparison 2007 to 2006

Sales

        Sales in 2007 were USD 1,332 million compared to USD 1,097 million in 2006, a nominal increase of 21.4%. Nominal sales were positively impacted by the reclassification of the Automotive Sensors operations, which recorded USD 77 million in sales in 2006, from MultiMarket Semiconductors as from January 2007. The Automotive business showed solid growth in all segments resulting from competitive product offerings and new product introductions. The Identification business maintained its overall share while the market growth rate slowed down in Radio Frequency Identification and Near Field Communication. The automatic fare collection business showed solid growth and the eGovernment business had single digit growth after strong growth in 2006.

IFO

        IFO in 2007 was a gain of USD 144 million, compared to a loss of USD 142 million in 2006. PPA effects were USD 151 million in 2007 and incidental items were USD 3 million. Margins improved in Automotive & Identification. This was partly offset by additional investments in Automotive quality and R&D.

MultiMarket Semiconductors

	For the year ended December 31,
In millions of USD except for percentages	Combined 2006	Successor 2007	Successor 2008
Sales	1,692	1,619	1,554
% growth		(4.3)	(4.0)
IFO	151	164	63
Effects of PPA	(191)	(155)	(129)
Incidental items	(13)	(4)	(10)

Comparison 2008 to 2007

Sales

        Sales in 2008 were USD 1,554 million compared to USD 1,619 million in 2007, a decrease of 4.0%. The decline was primarily caused by lower end user demand in a weaker market in the second half of the year. The growth in standard MOS and Signal Diodes was more than offset by the decline in the sales of Bipolar, Interface Products and Integrated Power. In addition, sales increased by USD 23 million due to a reclassification of Solid State Lighting activities. In 2007 these activities were reported in Corporate and Other and amounted to USD 9 million. Furthermore, in 2007, MMS was impacted positively by USD 35 million due to currency effect.

IFO

        IFO in 2008 was USD 63 million, compared to USD 164 million in 2007. The IFO in 2008 was affected by the impact from lower sales and related lower factory utilization on the gross margin, higher investments in R&D and increased selling expenses. The impact from lower sales was partly offset by lower PPA effects of USD 129 million in 2008 compared to USD 155 million in 2007 and an increase in incidental items of USD 10 million in 2008 compared to USD 4 million in 2007. Incidental items in 2008 were primarily restructuring costs of USD 9 million.

Comparison 2007 to 2006

Sales

        Sales in 2007 were USD 1,619 million, compared to USD 1,692 million in 2006, a nominal decrease of 4.3%. Sales were negatively impacted by the reclassification as from January 2007 of the Automotive Sensor operations (2006: USD 77 million) to Automotive & Identification and the discontinuation of the Mobile Display Drivers activity. In 2007, the general market conditions for MultiMarket Semiconductors were soft, in particular for RF products. The General Applications business registered healthy growth.

IFO

        IFO in 2007 was USD 164 million, compared to USD 151 million in 2006. IFO in 2007 included PPA effects of USD 155 million and incidental items of negative USD 4 million. In 2006, the PPA effect was USD 191 million and incidental items amounted to negative USD 13 million.

        Benefits from operational excellence and cost management compensated partly for price erosion and translation differences. Continuous rationalization of manufacturing operations and our shift of bipolar power discrete semiconductor fabrication activities from the United Kingdom to China (Jilin), in particular, contributed significant cost savings.

Manufacturing Operations

	For the year ended December 31,
In millions of USD except for percentages	Combined 2006	Successor 2007	Successor 2008
Sales	211	214	324
% growth		1.4	51.4
IFO	(83)	(210)	(691)
Effects of PPA	(54)	(116)	(134)
Incidental items	(9)	(146)	(367)

Comparison 2008 to 2007

Sales

        Total sales to third parties in 2008 were USD 324 million compared to USD 214 million in 2007, a nominal increase of 51.4%. The increase of nominal sales was mainly caused by wafer sales to ST-NXP Wireless, which became a third party in 2008, and sales to the DSP Group, which became a third party in 2007, in connection with the sale of our Cordless & VoIP Terminal operations in the third quarter of 2007.

IFO

        IFO in 2008 was a loss of USD 691 million, compared to a loss of USD 210 million in 2007. The decline was caused by a lower gross margin, which was mainly due to incidental items, lower factory utilization, the weaker U.S. dollar compared to 2007 and price erosion. The increase in incidental items in 2008 mainly related to the announced Redesign Program, ongoing restructuring in 2008 and the downscaling of production facilities in the second half of the year. Overall factory utilization declined to 72% in 2008 compared to 79% in 2007. In the fourth quarter of 2008 the utilization was 56%.

Comparison 2007 to 2006

Sales

        Sales in 2007 were USD 214 million compared to USD 211 million in 2006, a nominal increase of 1.4%. The increase in sales was related to lower sales from SSMC to TSMC, but offset by sales to DSPG (USD 34 million) following the divestment of the Cordless & VoIP Terminal operations.

IFO

        IFO in 2007 was a loss of USD 210 million, compared to a loss of USD 83 million in 2006. IFO in 2007 included PPA effects of USD 116 million and incidental items of USD 146 million primarily comprising restructuring costs of USD 133 million. The incidental items of USD 146 million were related to the closure of our facility in Boeblingen (Germany) and various restructuring charges in Nijmegen (the Netherlands), Cabuyao (the Philippines) and others totalling USD 13 million. This was partly offset by lower depreciation from the continued implementation of our asset-light strategy and savings from our Business Renewal Program, the predecessor to our Redesign Program.

Corporate and Other

In millions of USD except for percentages	Combined 2006	Successor 2007	Successor 2008
Sales	81	94	88
% growth		n/m	n/m
IFO	(355)	(483)	(551)
Effects of PPA	(1)	—	—
Incidental items	(98)	(172)	(255)
Impairment goodwill and other intangibles	—	—	(49)

Comparison 2008 to 2007

Sales

        Corporate and Other includes IP management, corporate R&D and corporate infrastructure. Sales in 2008 were USD 88 million compared to USD 94 million in 2007 and related to IP licensing and NXP Software. Consolidation changes amounted to USD 9 million and related to Solid State Lightning activities. With effect from 2008, these activities are reported in the MultiMarket Semiconductors segment.

IFO

        IFO in 2008 was a loss of USD 551 million, compared to a loss of USD 483 million in 2007. The decrease compared to 2007 was caused by incidental items, currency results relating to hedging and fair value accounting, the impairment of goodwill of USD 49 million, partly offset by lower corporate IT costs. Incidental items in 2008 amounted to USD 255 million and consisted of restructuring charges of USD 173 million and Merger & Acquisition related costs of USD 54 million. Incidental items in 2007 included, amongst others, IT disentanglement costs and restructuring charges for the exit from the Crolles2 Alliance and restructuring of the Global Sales Force.

Comparison 2007 to 2006

Sales

        Sales in 2007 were USD 94 million compared to USD 81 million in 2006 and mainly related to IP licensing.

IFO

        IFO was a loss of USD 483 million in 2007 compared to a loss of USD 355 million in 2006. The 2007 incidental items of USD 172 million included restructuring charges of USD 54 million, IT disentanglement costs of USD 75 million and remaining incidental costs of USD 43 million.

Liquidity and capital resources

        Historically, our liquidity was primarily derived from cash generated by our operations, which generated cash flows of USD 960 million in 2006 and USD 533 million in 2007. In 2008, however, we were required to fund cash outflows from operations of USD 622 million. Typically, we expect to generate more sales, and therefore more cash, in the second half of the year to compensate for a weaker first half. However, in 2008, our second half revenues were affected by the economic downturn, leading to cash flows that were approximately neutral in the second half of 2008 and negative for the whole year. In 2008, we also generated significant cash from the sale of our wireless operations.

        We continually assess our cash on hand, available financing and cash requirements as part of our overall risk management strategy. In November 2008, we borrowed USD 400 million under our senior secured revolving credit facility, which increased our available cash on hand. Our cash flow requirements are dependent on various factors, including anticipated working capital needs, scheduled interest repayments, planned capital expenditures and the cost of restructuring programs. Our working capital requirements are directly impacted by the underlying performance of our business and as a result, are subject to significant fluctuation in the current economy. In addition, expected cash requirements associated with the Redesign Program are based on our current estimates of costs and may change as we finalize and implement the program.

        At December 31, 2008, we had cash on hand of USD 1,796 million and availability under our senior secured revolving credit facility. After an additional drawdown of USD 200 million on February 13, 2009, we have borrowed USD 600 million under the facility. At February 13, 2009, we had remaining capacity under that facility of approximately EUR 39 million, after taking into account outstanding bank guarantees under the facility. At December 31, 2008, USD 190 million of our cash on hand was held at our joint venture subsidiary, SSMC, and our ability to receive this cash is dependent upon agreement with our joint venture partner to make distributions. A portion of any distribution must also be paid to our joint venture partner. In 2008, SSMC distributed USD 200 million of cash of which USD 78 million was distributed to our joint venture partner.

        In addition, on March 3, 2009, we announced an offer to exchange some of our existing indebtedness for new notes at a significant discount, in a private transaction available only to certain qualified institutional investors and non-U.S. persons. This exchange offer, if completed, is expected to significantly decrease our outstanding indebtedness and cash required for interest payments, while shortening the average maturity of our indebtedness.

        We have developed forecasts and projections of cash flows and liquidity needs for the upcoming year taking into account the current market conditions, reasonably possible changes in trading performance based on such conditions, and our ability to modify our cost structure as a result of changing economic conditions and sales levels. We have also considered in the forecasts our available cash on hand and our available borrowings under our revolving credit facility, the impact of the initiated debt-for-debt exchange and our ability to access additional indebtedness.

        Based on these analyses, we believe that our cash on hand will provide sufficient liquidity to fund our current obligations, expected working capital requirements, the cost of the Redesign Program and our planned capital expenditures for a period that includes at least the next 12 months.

Cash flow statement

	PREDECESSOR	SUCCESSOR	COMBINED	SUCCESSOR
	For the period January 1- September 28, 2006	For the period September 29- December 31, 2006	For the year ended December 31,
In millions of USD			2006	2007	2008
Cash flow from operating activities:
Net income (loss)	6	(794)	(788)	(650)	(3,600)
Adjustments to reconcile net income (loss) to net cash provided by operating activities	578	1,170	1,748	1,183	2,978

Net cash provided by (used for) operating activities	584	376	960	533	(622)

Net cash provided by (used for) investing activities	(570)	(237)	(807)	(678)	1,015
Net cash provided by (used for) financing activities	60	905	965	(22)	316

Cash flows before exchange rate effects	74	1,044	1,118	(167)	709
Effect of changes in exchange rates on cash positions	(1)	(16)	(17)	(24)	46
Cash and cash equivalents at beginning of period	131	204	131	1,232	1,041

Cash and cash equivalents at end of period	204	1,232	1,232	1,041	1,796

Cash flow from operating activities

        We used USD 622 million of cash to fund our operations in 2008 compared to cash flows generated by operations of USD 533 million in 2007. The operating cash flows were directly impacted by our net loss in 2008 of USD 3,600 million (2007: a loss of USD 650 million). The 2008 net loss included non-cash items, which consist primarily of depreciation and amortization, write-off of acquired in-process R&D of USD 1,296 million (2007: USD 1,547 million), impairment charges of USD 714 million and losses (including an impairment charge of USD 249 million) relating to equity-accounted investees and minority interests of USD 294 million (2007: USD 87 million). Furthermore, it included net losses on the sale of assets of USD 369 million (2007: a gain of USD 114 million), which proceeds are included in cash flow from investing activities. The 2008 net loss also included an incidental charge for restructuring of USD 594 million (2007: USD 218 million) and other items of losses of USD 120 million (2007: profits of USD 251 million).

        This decrease in cash flow was associated with operations and resulted from lower cash receipts from customers of approximately USD 800 million, mainly due to the lower sales level, and higher net payments for interest and taxes (2008: USD 567 million; 2007: USD 481 million). This was partly offset by lower cash payments to suppliers.

        The net cash provided by operating activities for 2007 was USD 533 million compared to USD 960 million for 2006. The decrease was primarily caused by higher net cash payments for interest and taxes (2007: USD 481 million; 2006: USD 92 million).

Cash flow from investing activities

        The Company generated cash flow from investing activities of USD 1,015 million in 2008, compared to a cash outflow of USD 678 million in 2007. The cash generated in 2008 was primarily due to the net proceeds from the transfer of the wireless activities of USD 1,433 million, cash paid for the acquisition of BMP of USD 111 million and net capital expenditures of USD 224 million.

        In 2007, the net cash used for investing activities was USD 678 million. This related to net capital expenditures of USD 406 million, acquisition of the Cellular Communications business of Silicon Laboratories Inc. (USD 288 million) and the final settlement with Philips (USD 114 million) relating to our acquisition by KASLION in 2006. This was partly offset by proceeds of USD 169 million from the divestment of Cordless & VoIP Terminal operations.

        In 2006, the net cash used for investing activities was USD 807 million. Net capital expenditures of USD 684 million and the purchase of an additional stake of 10.7% in SSMC for USD 120 million were the main cash payments.

Cash flow from financing activities

        Our financing activities generated cash flows in 2008 of USD 316 million, compared to a use of cash related to financing activities of USD 22 million in 2007. The net cash provided by financing activities in 2008 mainly consists of USD 400 million from the drawing of the senior secured revolving credit facility. Furthermore, in 2008, SSMC (in which we have a 61.2% ownership share) repaid USD 200 million of paid-in capital to its shareholders. As a consequence, the USD 78 million that was paid to TSMC (our joint venture partner in SSMC) reduced the consolidated cash position and was reflected in the cash flow from financing activities.

        The net cash used for financing activities in 2007 fully related to a reduction in short term debt.

        In 2006, net financing cash-flows of USD 965 million included the repayment of a loan from Philips, net of settlement, of USD 4,773 million and gross proceeds from the issuance of notes in October 2006 of USD 5,836 million, which were used to repay a bridge loan incurred in association with our acquisition by KASLION.

Debt position

        In October 2006, we issued an aggregate USD equivalent principal amount of USD 5,746 million in fixed- and floating rate notes (which are still outstanding), in the following series:

EUR 1,000 million	floating rate senior secured notes due 2013 (EURIBOR plus 2.75%)
USD 1,535 million	floating rate senior secured notes due 2013 (LIBOR plus 2.75%)
USD 1,026 million	7 7/8% senior secured notes due 2014
EUR 525 million	8 5/8% senior notes due 2015
USD 1,250 million	9 1/2% senior notes due 2015

        These notes require quarterly interest payments, in the case of the floating rate notes, or semi-annual interest payments in the case of the remaining notes. The notes do not require amortization and all principal is due on the notes' respective maturity dates. As of December 31, 2008, the principal amount of the notes was equal to USD 5,955 million.

        In addition, we have drawn amounts under our EUR 500 million senior secured revolving credit facility. As of December 31, 2008, after taking into account outstanding bank guarantees under the facility of USD 5 million, we had drawn USD 405 million. Subsequently, on February 13, 2009 we drew a further USD 200 million under the facility. As of February 13, 2009, and at the exchange rates prevailing on that date, we had approximately EUR 39 million of remaining availability, after taking into account outstanding bank guarantees under the facility. The facility may be repaid and redrawn from time to time, and matures in September 2012.

Contractual obligations

        Presented below is a summary of our contractual obligations as at December 31, 2008.

In millions of USD	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
Long-term debt	5,959	—	1	2,942	3,016
Capital lease obligations	5	—	2	1	2
Short-term debt	403	403	—	—	—
Operating leases	240	43	74	43	80
Interest on the notes(1)	2,554	428	805	875	446

Total contractual cash obligations(2)(3)(4)	9,161	874	882	3,861	3,544

(1)
The interest on the notes was determined on the basis of LIBOR and EURIBOR interest rates and USD/EUR balance sheet rates as at December 31, 2008. We have also drawn amounts under our senior secured revolving credit facility, but have not included these interest amounts due to the revolving nature of the debt.

(2)
This table does not reflect uncertain tax positions, amounting to USD 55 million, payments associated with our defined benefit plans, restructuring obligations and any obligations contingent on future events. In addition, this does not include purchase orders entered into in the normal course of business.

(3)
Certain of these obligations are denominated in currencies other than U.S. dollars, and have been translated from foreign currencies into U.S. dollars based on the rate in effect at December 31, 2008. As a result, the actual payments will vary based on any change in exchange rate.

(4)
Subsequent to December 31, 2008, we borrowed an additional USD 200 million under our senior secured revolving credit facility. This borrowing is not included in the obligations reflected on the table above.

        You should note that, if our private exchange offer is successful, it will reduce the level of our indebtedness and our cash requirements for interest service, but will also reduce the average maturity of our indebtedness. Giving effect to the assumptions outlined in the pro forma financial information included elsewhere in this document, the total of our long term debt would be reduced from USD 5,964 million to USD 4,342 million and interest expense on the notes would be reduced by USD 148 million on an annual basis. However, the amount of long term debt due within 3-5 years would be increased by USD 332 million and the amount of long term debt due in 5 or more years would be decreased by USD 1,954 million. We can give no assurance that the exchange offer will be completed on the terms assumed in the pro forma financial information, or at all.

        Certain contingent contractual obligations, which are not reflected in the table above, include (a) contractual agreements, such as supply agreements, containing provisions that certain penalties may be charged if we do not fulfill our commitments, (b) a contractual agreement to contribute USD 18 million in our joint venture called the Advanced Semiconductor Engineering Inc. if our venture partner also contributes its contractually agreed amounts, which we expect may occur in 2009, and (c) a contractual agreement to contribute USD 6 million in our joint venture with Sony called Moversa if our venture partner also contributes its contractually agreed amounts.

        We sponsor pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. These are defined-benefit pension plans, defined-contribution pension plans and multi-employer plans.

        Contributions to funded pension plans are made as necessary, to provide sufficient assets to meet future benefits payable to plan participants. These contributions are determined by various factors, including funded status, legal and tax considerations and local customs. We currently estimate our contributions to pension plans will be USD 117 million in 2009, consisting of USD 5 million in employer contributions to defined-benefit pension plans, USD 105 million in employer contributions to defined-contribution pension plans and multi-employer plans, and USD 7 million expected cash outflows in relation to a funding deficit associated with pension plans.

        The expected cash outflows in 2009 and subsequent years are uncertain and may change substantially as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets.

Quantitative and qualitative disclosures regarding market risk

        We are exposed to several types of financial risks. These financial risks relate to adverse changes in market prices, including commodity prices, foreign currency exchange rates, and interest rates. We use diverse instruments, which are held with several financial institutions as counterparties, to manage these exposures. Derivative instruments are only used for hedging purposes and not for actively taking a position in foreign currencies. The Company has not entered into interest rate hedging transactions.

Foreign currency risk

        Our transactions are denominated in a variety of currencies, and we use derivative financial instruments to reduce our exposure to the effects of currency fluctuations. We generally hedge our foreign currency exposures in relation to transaction exposures, such as receivables/payables resulting from such transactions and forecasted transactions, through the use of foreign currency forward contracts.

        In accordance with our risk management policy, all committed foreign currency exposures are fully hedged using forward contracts. The net exposures related to anticipated transactions are hedged with a combination of forward transactions up to a maximum tenor of 12 months and by maintaining a cash position in both euros and U.S. dollars. The currency exposure related to our bonds has not been hedged.

        The table below outlines the foreign currency derivative financial instruments outstanding as of December 31, 2008:

In millions of USD equivalents	Aggregate Contract amount buy/(sell)(1)	Weighted Average Tenor (in months)
Foreign currency forward contracts(1)
Euro/U.S. dollar	512	5
U.S. dollar/Japanese Yen	(1)	3
Great Britain pound/U.S. dollar	7	2
U.S. dollar/Swedish kroner	(16)	2
U.S. dollar/Singapore dollar	(9)	2
U.S. dollar/Thailand baht	9	2
Euro/Great Britain pound	6	2
Euro/Polish zloty	7	2

(1)
U.S. dollar equivalent

        The total foreign currency loss recognized during the year ended December 31, 2008 was USD 87 million.

Interest rate risk

        We have significant outstanding debt, which creates an inherent interest rate risk. On October 12, 2006, we issued several series of notes with maturities ranging from seven to nine years and a mix of floating and fixed rates of interest. The euro- and USD- denominated notes represent 36% and 64% (at a USD/EUR exchange rate of 1.4061 as of December 31, 2008), respectively, of the total notes outstanding.

        The following table summarizes the outstanding notes at December 31, 2008:

	Principal amount*	Fixed/ floating	Current coupon rate	Maturity date
Senior Secured Notes	EUR 1,000	Floating	7.5025	2013
Senior Secured Notes	USD 1,535	Floating	8.0680	2013
Senior Secured Notes	USD 1,026	Fixed	7.8750	2014
Senior Notes	EUR 525	Fixed	8.6250	2015
Senior Notes	USD 1,250	Fixed	9.5000	2015

*
amount in millions

        A sensitivity analysis shows that if interest rates were to increase or decrease instantaneously by 1% from the levels as of December 31, 2008 and all other variables were held constant, the annualized net interest expense would increase or decrease by USD 30 million. This impact is based on the outstanding net debt position as of December 31, 2008.

Liquidity risk

        The rating of the Company's debt by major rating agencies or banks may improve or deteriorate. As a result, our borrowing capacity and financing costs may be impacted. We have various sources to mitigate such risk including a EUR 500 million senior secured revolving credit facility (expiring in 2012) and cash on hand. See "Liquidity and capital resources".

Commodity price risk

        We are a purchaser of certain base metals, precious metals and energy used in the manufacturing process of our products. Currently we do not use financial derivative instruments to manage such exposure to fluctuations in commodity prices.

Critical accounting policies

        The preparation of financial statements and related disclosures in accordance with US GAAP requires our management to make judgments, assumptions and estimates that affect the amounts reported in our combined (predecessor) financial statements, our consolidated (successor) financial statements and the accompanying notes. The critical accounting policies described in this section are related to both the predecessor financial statements as well as the successor financial statements unless stated otherwise. Our management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. If actual results differ significantly from management's estimates, there could be a material adverse effect on our results of operations, financial condition and liquidity.

        The combined financial statements of our predecessor period ending September 28, 2006 have been derived from the consolidated financial statements of Philips and principally represent the semiconductors segment. Prior to September 2006, we operated as a segment of Philips and a number of services were provided to us by Philips. These include certain corporate functions such as management oversight and brand campaigns, basic research and intellectual property services. In addition, we participated in Philips pension plans, overall treasury management and tax planning strategies.

        The costs of all such services were estimated and we have recorded these amounts in our combined financial statements. These estimates are subject to significant judgment and have had a material impact on our combined financial statements. In addition, the combined financial statements of our predecessor period do not reflect the impact of our acquisition by KASLION.

        Summarized below are those of our accounting policies where management believes the nature of the estimates or assumptions involved is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change.

Inventories

        Inventories are stated at the lower of cost or market. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion. The cost of inventories is determined using the first-in, first-out (FIFO) method. In determining the value of our inventories, estimates are made of material, labor and overhead consumed. In addition, our estimated yield has a significant impact on the valuation. We estimate yield based on historical experience.

        An allowance is made for the estimated losses due to obsolescence. This allowance is determined for groups of products based on purchases in the recent past and/or expected future demand.

Impairment of Long Lived Assets

Goodwill

        We review goodwill for impairment on an annual basis in September of each year, or more frequently if there are events or circumstances that indicate the carrying amount may not be recoverable. To assess for impairment we determine the fair value of each reporting unit that has goodwill. If the carrying value of the net assets in the reporting unit exceeds the fair value, we perform an additional assessment to determine the implied fair value of the goodwill. If the carrying value of the goodwill exceeds this implied fair value, we record impairment for the difference between the carrying value and the implied fair value.

        The determination of the fair value of the reporting unit requires us to make significant judgments and estimates including projections of future cash flows from the business. These estimates and required assumptions include estimated revenues and revenue growth rate, operating margins used to calculate projected future cash flows, future economic and market conditions, determination of market comparables and the estimated weighted average cost of capital ("WACC"). We base our estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting units.

        In 2008, as a result of our goodwill impairment analysis, we were required to recognize a USD 381 million impairment related to our Home reporting unit and USD 49 million related to our corporate and other reporting unit. This impairment resulted in significantly reduced estimated fair values that were directly attributable to the significant economic downturn in 2008. The key assumptions used to determine the fair value of our reporting units included (a) cash flows based on financial projections for periods ranging from 2008 through 2011 and which were extrapolated until 2020, (b) terminal values based on terminal growth rates not exceeding 3%, (c) discount rates, based on WACC, ranging from 12.5% to 15.0% (WACC was business unit specific and was based on the WACC of peer companies in the relevant industries). A change in WACC of approximately 0.5% would have resulted in an impairment loss in both our MultiMarket Semiconductors and Manufacturing Operations reporting units and a decrease of more than 1% in the terminal growth rate would have resulted in an impairment in the MultiMarket Semiconductors reporting unit. Based on our assessment of the impact of changes on the key assumptions subsequent to the third quarter, we considered that no additional impairment was required. We cannot predict certain future events that might adversely affect the reported value of goodwill, which totaled USD 2.7 billion at December 31, 2008.

Long-Lived Assets other than Goodwill

        We review long-lived assets for impairment when events or circumstances indicate that carrying amounts may not be recoverable. A potential impairment exists when management has determined that cash flows to be generated by those assets are less than their carrying value. Management must make significant judgments and apply a number of assumptions in estimating the future cash flows. The estimated cash flows are determined based on, among other things, the Company's strategic plans, long-range forecasts, estimated growth rates and assumed profit margins.

        If the initial assessment indicates a potential impairment, the fair value of the assets is determined. Management generally estimates fair value based on discounted cash flows. The discount rates applied to the estimated cash flows are generally based on the business unit specific Weighted Average Costs of Capital (WACC), which ranged between 12.5% and 15.0% in 2008 and which were based on the WACCs of peer companies in the relevant industries. An impairment loss is recognized for the difference between the carrying value and the estimated fair value. An indication of impairment exists, similar to goodwill, based on the unfavorable developments in the economic climate. We performed an impairment assessment of our tangible fixed assets and other intangible assets in 2008. The projected cash flows were modified significantly from prior periods due to the changing economic environment, which resulted in lower projected cash flows (and fair values). As a result of this assessment, we recorded an impairment of USD 284 million to our intangible assets. The assumptions applied were consistent with our impairment assessment for goodwill.

        At December 31, 2008, we have USD 2.4 billion of other intangible assets and USD 1.8 billion of long-lived tangible assets. Any changes in future periods related to the estimated cash flows from these assets could result in an additional impairment in future periods.

Restructuring

        The provision for restructuring relates to the estimated costs of initiated reorganizations that have been approved by our Board of Management and that involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions.

        Management uses estimates to determine the amount of restructuring provision. Our estimates are based on our anticipated personnel reductions and average associated costs. These estimates are subject to judgment and may need to be revised in future periods based on additional information and actual costs.

Revenue Recognition

        The Company's revenues are primarily derived from made-to-order sales to OEMs and similar customers. A smaller portion of the Company's revenues is derived from sales to distributors.

        The Company applies the guidance in SEC Staff Accounting Bulletin Topic 13 "Revenue Recognition" and recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collection is reasonably assured, based on the terms and conditions of the sales contract. For "made to order" sales, these criteria are generally met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer. Examples of delivery conditions typically meeting these criteria are "Free on Board point of delivery" and "Costs, Insurance Paid point of delivery". Generally, the point of delivery is the customer's warehouse. Acceptance of the product by the customer is generally not contractually required, since, with "made-to-order" customers, design approval commences manufacturing and subsequently delivery follows without further acceptance protocols. Payment terms used are those that are customary in the particular geographic market.

        When management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist revenue is recognized.

        For sales to distributors, the same recognition principles apply and similar terms and conditions as for sales to other customers are applied. However, for some distributors, contractual arrangements are in place that allow these distributors to return a product if certain conditions are met. These conditions generally relate to the time period during which return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product cycle, when certain distributors are permitted to return products purchased during a pre-defined period after the Company has announced a product's pending discontinuance. Long notice periods associated with these announcements generally prevent significant amounts of product from being returned, however. Repurchase agreements with OEMs or distributors are generally not entered into by the Company.

        For sales where return rights exist, the Company applies the guidance given in SFAS 48 "Recognition When Right of Return Exists". Based on historical data, management has determined that only a very small percentage of the sales to this type of distributors is actually returned. In accordance with the requirements of SFAS 48, a pro rata portion of the sales to these distributors is not recognized but deferred until the return period has lapsed or the other return conditions no longer apply. Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges. Shipping and handling costs billed to customers are recognized as revenues. Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of sales. Shipping and handling costs related to sales to third parties are reported as selling expenses.

        Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made.

        A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to the sold products. In cases where the warranty period is extended and the customer has the option to purchase such an extension, which is subsequently billed separately to the customer, revenue recognition occurs on a straight-line basis over the contract period.

Income Taxes

        The Company's income taxes as presented in the predecessor combined financial statements were calculated on a separate tax return basis, although the Company was included in the consolidated tax return of Philips. Philips manages its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessary reflective of the tax strategies that the Company would have followed or will follow as a stand-alone Company.

        Income taxes in the successor consolidated financial statements are accounted for using the asset and liability method. We operate in numerous countries where our income tax returns are subject to audits and adjustments. Because we operate globally, the nature of the audit items are often very complex. We employ internal and external tax professionals to minimize audit adjustment amounts where possible. We have applied the provisions of FIN 48 with regard to uncertain tax positions and have recognized a liability for tax positions taken but possibly not entirely realizable, based on estimated amounts that have a cumulative realizability of more than 50%.

        We have significant deferred tax assets primarily related to net operating losses ("NOLs") in the Netherlands, France, Germany, the USA and other countries. The realization of these assets is not assured and is dependent on the generation of sufficient taxable income in the future. We have exercised judgment in determining whether it is more likely or not that we will realize the benefit of these net operating losses, based upon estimates of future taxable income in the various jurisdictions in which these NOLs exist and any feasible tax planning strategies. Where there is an expectation that on the balance of probabilities there will not be sufficient taxable profits to utilize these NOLs a valuation allowance has been made against these deferred tax assets.

        During 2008, based on our assessment of future profitability and our ability to realize our deferred tax assets, we recorded an additional valuation allowance of USD 496 million against deferred tax assets.

        At December 31, 2008, we had USD 539 million of deferred tax assets recognized on our balance sheet based on our determination that it was more likely than not that these assets would be realized. This determination was based on the estimated profitability of operations in each jurisdiction. If the actual results differ from these estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact the Company's financial position and results.

Benefit Accounting

        The Company accounts for the cost of pension plans and postretirement benefits other than pensions in accordance with SFAS No. 87 "Employer's Accounting for Pensions", and SFAS No. 106 "Postretirement Benefits other than Pension", respectively. The Company's employees participate in pension and other postretirement benefit plans in many countries.

        The costs of pension and other postretirement benefits and related assets and liabilities with respect to the Company employees participating in defined-benefit plans have been allocated to the Company based upon actuarial computations. We record the unfunded status associated with these plans in accordance with the requirements of SFAS No. 158 and record the actuarially determined pension costs each period. Pension costs in respect of defined-benefit pension plans primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

        In calculating obligation and expense, we are required to select certain actuarial assumptions. These assumptions include discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Our assumptions are determined based on current market conditions, historical information and consultation with and input from our actuaries. Changes in the key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic pension cost incurred. For a discussion of the current funded status and a sensitivity analysis with respect to pension plan assumptions, please refer to note 25 of the financial statements.

Share-based compensation

        Share-based compensation plans were put in place by our parent company KASLION. Under these plans management and certain other executives acquire the right to receive depository receipts of KASLION shares upon exercise and payment of the exercise price, after these rights have vested and only if a change in control event that triggers exercise has taken place. Also, equity rights were granted to certain non-executive employees containing the right to acquire KASLION shares for no consideration after the rights have vested and a change in control event that triggers exercise has taken place. No share-based compensation arrangements were in place in the period from September 29, 2006 through December 31, 2006.

        The plans are accounted for in accordance with the provisions of SFAS 123(R). The Company uses a binomial option-pricing model to determine the estimated fair value of the equity instruments.

        Since neither KASLION's stock options nor its shares are traded on any stock exchange, and exercise is dependent upon a sale or change of control of the Company, employees can receive no value nor derive any benefit from holding these options or rights without the fulfillment of the conditions for exercise. The Company has concluded that the fair value of the share-based payments can best be estimated by the use of a binomial option-pricing model because such model takes into account the various conditions and subjective assumptions that determine the estimated value. The assumptions used are:

  •
  Expected life of the options and equity rights is calculated as the difference between the grant dates and an exercise triggering event occurring not before the end of 2011;

  •
  Risk-free interest rate is 4.1% for 2007 awards and 3.8% for 2008 awards;

  •
  Expected asset volatility is approximately 27%;

  •
  Dividend pay-out ratio of nil; and

  •
  Lack of marketability discount is 35% for 2007 awards and 26% for 2008 awards.

        Because the options and rights are not traded, an option-based approach (the Finnerty model) was used to calculate an appropriate discount for lack of marketability. The expected life of the options and rights is an estimate based on the time period private equity investors typically take to liquidate a portfolio investment. The volatility assumption has been based on the average volatility of comparable companies over an equivalent period from valuation to exit date.

        Changes in the assumptions can materially affect the fair value estimate.

Subsequent events

        On February 13, 2009, we drew an additional USD 200 million under our senior secured revolving credit facility, bringing the total amount drawn under this facility to USD 600 million, without taking into account USD 5 million of outstanding bank guarantees under the facility. As of that date, we had approximately EUR 39 million of remaining availability under the facility, after taking into account outstanding bank guarantees under the facility.

        On February 2, 2009, STMicroelectronics purchased our 20% stake in ST-NXP. The agreed purchase price, based on the sales and EBITDA performance of the ST-NXP business in the last twelve months, was USD 92 million.

        In February 2009, we reached agreement with DSPG for their repurchase of the 16% outstanding common stock of DSPG currently held by us and obtained in 2007 following the divestment of our Cordless & VoIP Terminal operations.

Outlook

        Our ability to give guidance on our expected first quarter revenues is limited, due to the unusual conditions prevailing in the semiconductor industry. However, based on overall consumer sentiment, recent order book development and expected future trading levels, we now foresee a 30% to 40% sequential sales decline in the first quarter of 2009 compared to the fourth quarter of 2008 on a business and currency comparable basis, which excludes wafer sales to ST-NXP and its successor.

        Visibility of sales for the full year ahead is even more limited. In particular, we are unable to determine when the current severe downturn in the semiconductor industry will abate. However, our current expectation is that our 2009 revenues will be lower than our 2008 revenues, and the size of this decline could be significant. A decline, combined with the large cash costs of our Redesign Program, our interest expense and our capital expenditures, would lead to reduced liquidity at the end of 2009 and reduce our ability to fund our working capital, service our outstanding indebtedness and meet our obligations.

 Combined and consolidated financial statements of the NXP Semiconductors Group

 Index to combined and consolidated financial statements

Independent Auditors' Reports	F-1
Combined and consolidated statements of operations of the NXP Semiconductors Group	F-3
Consolidated balance sheets of the NXP Semiconductors Group	F-4
Combined and consolidated statements of cash flows of the NXP Semiconductors Group	F-6
Combined and consolidated statements of changes in the business' and shareholders' equity of the NXP Semiconductors Group	F-8
Notes to the combined and consolidated financial statements of the NXP Semiconductors Group	F-10

 Auditors' Reports

Report of Independent Registered Public Accounting Firm

To the Board of Management of NXP B.V.

        We have audited the accompanying combined statements of operations, changes in business' equity, and cash flows of NXP B.V. (formerly known as Philips Semiconductors International B.V.) and the semiconductor businesses of Philips (Predecessor) for the period January 1, 2006 to September 28, 2006 (Predecessor period) appearing on pages F-3 to F-90. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined results of operations and cash flows of NXP B.V. (formerly known as Philips Semiconductors International B.V.) and the semiconductor businesses of Philips (Predecessor) for the period January 1, 2006 to September 28, 2006 (Predecessor period) in conformity with U.S. generally accepted accounting principles.

        As disclosed under Reporting Currency in Note 1 to the combined and consolidated financial statements on page F-10, effective from January 1, 2008, NXP B.V. changed its reporting currency from euro to U.S. dollars. This change has been applied on a retrospective basis. Accordingly, the accompanying combined financials statements for the period January 1, 2006 to September 28, 2006 (Predecessor period) differ from those previously reported.

KPMG ACCOUNTANTS N.V.

Amstelveen, The Netherlands
March 22, 2007 except for Note 1 under Reporting Currency on page F-10 to which the date is March 3, 2009.

 Report of Independent Registered Public Accounting Firm

To the Board of Management and Shareholders of NXP B.V.

        We have audited the accompanying consolidated balance sheets of NXP B.V. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for the two years then ended and the period from September 29, 2006 to December 31, 2006 (Successor period) as set out on page F-3 until page F-90. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of NXP B.V. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the two years then ended and the period from September 29, 2006 to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Accountants B.V.

Amsterdam, The Netherlands
March 3, 2009

 Combined and consolidated statements of operations of the NXP Semiconductors Group
in millions of USD unless otherwise stated

		PREDECESSOR	SUCCESSOR
		For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
	Sales*	4,705	1,533	6,321	5,443
	Cost of sales	(2,909)	(1,181)	(4,276)	(4,225)

	Gross margin	1,796	352	2,045	1,218
	Selling expenses	(343)	(114)	(425)	(400)
	General and administrative expenses:
	— Impairment goodwill	—	—	—	(430)
	— Impairment other intangibles	—	—	—	(284)
	— Other general administrative expenses	(382)	(250)	(1,189)	(1,161)
	Research and development expenses	(920)	(332)	(1,328)	(1,199)
21	Write-off of acquired in-process research and development	—	(664)	(15)	(26)
	Other income and expense	22	4	134	(364)

8,9	Income (loss) from operations	173	(1,004)	(778)	(2,646)
10	Financial income (expense)	(27)	(94)	(181)	(614)

	Income (loss) before taxes	146	(1,098)	(959)	(3,260)
11	Income tax (expense) benefit	(81)	312	396	(46)

	Income (loss) after taxes	65	(786)	(563)	(3,306)
12	Results relating to equity-accounted investees	4	(3)	(40)	(268)
13	Minority interests	(63)	(5)	(47)	(26)

	Net income (loss)	6	(794)	(650)	(3,600)

*
Includes sales to Philips companies amounting to USD 20 million (2007: USD 74 million; September 29, 2006 through December 31, 2006: USD 23 million; January 1, 2006 through September 28, 2006: USD 85 million)

The accompanying notes are an integral part of these combined and consolidated financial statements.

 Consolidated balance sheets of the NXP Semiconductors Group
in millions of USD unless otherwise stated

Assets

		December 31, 2007		December 31, 2008
	Current assets
	Cash and cash equivalents		1,041		1,796
14	Securities		—		33
6,15	Receivables:
	— Accounts receivable—net	730		459
	— Other receivables	34		58

			764		517
16	Inventories		958		630
20	Assets held for sale		130		—
11,17	Other current assets		237		212

	Total current assets		3,130		3,188

	Non-current assets
12	Investments in equity-accounted investees		76		158
18	Other non-current financial assets		64		18
11,19	Other non-current assets		486		469
20,31	Property, plant and equipment:
	— At cost	3,106		3,594
	— Less accumulated depreciation	(606)		(1,787)

			2,500		1,807
21	Intangible assets excluding goodwill:
	— At cost	4,643		3,674
	— Less accumulated amortization	(799)		(1,290)

			3,844		2,384
22	Goodwill		3,716		2,661

	Total non-current assets		10,686		7,497

	Total		13,816		10,685

The accompanying notes are an integral part of these combined and consolidated financial statements.

 Liabilities and shareholder's equity

		December 31, 2007		December 31, 2008
	Current liabilities
6	Accounts payable		1,001		619
23	Accrued liabilities		935		983
11,24,25,26,32	Short-term provisions		40		129
27	Other current liabilities		73		120
28	Short-term debt		6		403

	Total current liabilities		2,055		2,254
	Non-current liabilities
29,31	Long-term debt		6,072		5,964
11,24,25,26,32	Long-term provisions		798		1,072
30	Other non-current liabilities		106		107

	Total non-current liabilities		6,976		7,143

31,32	Commitments and contingent liabilities
13	Minority interests		257		213
33	Shareholder's equity:
	Common shares, par value EUR 455 per share:
	— Authorized: 200 shares	—		—
	— Issued: 40 shares	—		—
	Capital in excess of par value	5,542		5,569
	Accumulated deficit	(1,444)		(5,044)
	Accumulated other comprehensive income (loss)	430		550

	Total Shareholder's equity		4,528		1,075

	Total		13,816		10,685

 Combined and consolidated statements of cash flows of the NXP Semiconductors Group
in millions of USD unless otherwise stated

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Cash flows from operating activities:
Net income (loss)	6	(794)	(650)	(3,600)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	588	380	1,532	1,270
Write-off of in-process research and development	—	664	15	26
Impairment goodwill and other intangibles	—	—	—	714
Net (gain) loss on sale of assets	(9)	(5)	(114)	369
Results relating to equity-accounted investees	(4)	3	40	268
Minority interests (net of dividends paid)	63	5	44	7
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(163)	342	(38)	159
(Increase) decrease in inventories	(85)	217	(70)	122
Increase (decrease) in accounts payable, accrued and other liabilities	192	(4)	495	(356)
Decrease (increase) in current accounts Philips	(31)	—	—	—
Decrease (increase) in non-current receivables/other assets	(30)	(106)	(237)	(67)
Increase (decrease) in provisions	41	(265)	(233)	346
Other items	16	(61)	(251)	120

Net cash provided by (used for) operating activities	584	376	533	(622)
Cash flows from investing activities:
Purchase of intangible assets	(15)	(7)	(37)	(36)
Capital expenditures on property, plant and equipment	(580)	(143)	(549)	(379)
Proceeds from disposals of property, plant and equipment	33	28	180	61
Proceeds from disposals of assets held for sale	—	—	—	130
Purchase of other non-current financial assets	(4)	(2)	(6)	(14)
Proceeds from the sale of other non-current financial assets	—	—	4	10
Purchase of interests in businesses	(4)	(120)	(328)	(206)
Proceeds from sale of interests in businesses	—	7	172	1,449
Cash settlement agreement with Philips	—	—	(114)	—

Net cash (used for) provided by investing activities	(570)	(237)	(678)	1,015
Cash flows from financing activities:
PREDECESSOR
Net decrease in debt	(402)
Net draws (repayments) of loans to Philips companies	(620)
Net transactions with Philips	1,082
SUCCESSOR
Increase (decrease) in short-term debt		22	(22)	394
Proceeds from bridge loan facility, net		5,670	—	—
Repayment of loan from Philips, net of settlements		(4,773)	—	—
Principal payments on long-term debt (incl. bridge loan)		(5,850)	—	—
Proceeds from the issuance of notes		5,836	—	—
Capital repayment to minority shareholders		—	—	(78)

Net cash provided by (used for) financing activities	60	905	(22)	316
Effect of changes in exchange rates on cash positions	(1)	(16)	(24)	46
Increase (decrease) in cash and cash equivalents	73	1,028	(191)	755
Cash and cash equivalents at beginning of period	131	204	1,232	1,041

Cash and cash equivalents at end of period	204	1,232	1,041	1,796

        For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

The accompanying notes are an integral part of these combined and consolidated financial statements.

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Supplemental disclosures to combined and consolidated statements of cash flows
Net cash paid during the period for:
Interest	24	24	460	483
Income taxes	25	19	21	84
Net gain (loss) on sale of assets:
Cash proceeds from the sale of assets	33	35	356	1,650
Book value of these assets	(24)	(30)	(280)	(2,172)
Non-cash gains (losses)	—	—	38	153

	9	5	114	(369)

Non-cash investing information:
Assets received in lieu of cash from the sale of businesses:
ST-NXP Wireless JV	—	—	—	341
DSPG shares	—	—	72	—
Others	—	—	—	13
Other items:
Other items consist of the following non-cash elements in income:
Exchange differences	—	(62)	(300)	87
Share-based compensation	—	—	28	27
Value adjustments/impairment financial assets	—	—	21	38
Non-cash tax benefit against goodwill	—	—	—	(29)
Others	16	1	—	(3)

	16	(61)	(251)	120

 Combined and consolidated statements of changes in business' and shareholder's equity of the NXP Semiconductors Group
in millions of USD unless otherwise stated

		Accumulated other comprehensive income (loss)
	Philips net investment	Currency translation differences	Changes in fair value of cash flow hedges	Total business' equity
PREDECESSOR
Balance as of December 31, 2005	1,243	115	(23)	1,335
Net income	6			6
Current period change		(35)	35	—
Income tax on current period change			(10)	(10)
Differences due to translating the parent's functional currency into Group reporting currency		135		135

Total comprehensive income (loss), net of tax	6	100	25	131
Net transactions with Philips	1,066			1,066

Balance as of September 28, 2006	2,315	215	2	2,532	*

*
The business' equity amount of USD 2,532 million, representing the net assets of NXP as of September 28, 2006 does not correspond to the amount of USD 3,302 million presented as net assets before purchase price allocation as of September 29, 2006 in note 3, "Purchase price accounting", as this latter amount reflects the assets actually acquired and liabilities assumed at as of the Acquisition date.

					Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value		Accumulated deficit	Currency translation differences	Unrealized gain (loss) on available-for-sale securities	Pension (SFAS No. 158)	Changes in fair value of cash flow hedges		Total shareholder's equity
SUCCESSOR
Balance as of September 29, 2006	—	5,514		—	—	—	—	—		5,514
Net loss				(794)						(794)
Current period change					(13)			8		(5)
Income tax on current period change										—
Differences due to translating the parent's functional currency into Group reporting currency					119					119

Total comprehensive income (loss), net of tax				(794)	106			8		(680)

Balance as of December 31, 2006	—	5,514		(794)	106	—	—	8		4,834
Net loss				(650)						(650)
Current period change					(229)			7		(222)
Reclassifications into income					1			(21	)(1)	(20)
Income tax on current period change								6		6
Differences due to translating the parent's functional currency into Group reporting currency					504					504

Total comprehensive income (loss), net of tax				(650)	276	—	—	(8)		(382)
Adoption of SFAS 158							48			48
Share-based compensation plans		28								28

Balance as of December 31, 2007	—	5,542		(1,444)	382	—	48	—		4,528
Net loss				(3,600)						(3,600)
Current period change					454	6	(31)			429
Reclassifications into income										—
Income tax on current period change										—
Differences due to translating the parent's functional currency into Group reporting currency					(309)					(309)

Total comprehensive income (loss), net of tax				(3,600)	145	6	(31)	—		(3,480)
Share-based compensation plans		27	(2)							27

Balance as of December 31, 2008		5,569		(5,044)	527	6	17	—		1,075

(1)
Reclassifications into income after abolishing cash flow hedge accounting and dedesignation of the hedge transactions.

(2)
The total charge in 2008 for share-based compensation plans amounted to USD 35 million, offset by USD 8 million relating to the liability arising from transfer of employees to the new established ST-NXP Wireless joint-venture.

The accompanying notes are an integral part of these combined and consolidated financial statements.

 Notes to the combined and consolidated financial statements of the NXP Semiconductors Group
All amounts in millions of USD unless otherwise stated

1      Background, Reporting currency and Description of Business

Background

        NXP B.V. (the "Company" or "NXP") and its subsidiaries (collectively the "NXP Group" or the "Group") was formed on September 29, 2006, when Koninklijke Philips Electronics N.V. ("Philips") sold 80.1% of its semiconductors businesses to a consortium of private equity investors in a multi-step transaction. In order to carry out this transaction, Philips transferred 100% of these businesses to NXP on September 28, 2006. This transaction is referred to as the "Separation". All of NXP's issued and outstanding shares were then acquired on September 29, 2006 by KASLION Acquisition B.V., which was formed as an acquisition vehicle by the Private Equity Consortium and Philips. In order to fund the Acquisition of NXP by KASLION, the Private Equity Consortium and Philips contributed cash to KASLION in exchange for 80.1% and 19.9%, respectively, of the total equity of KASLION.

        As a result of the Separation and Acquisition, the balance sheets, statements of operations, cash flows and business' and shareholder's equity and related notes to the financial statements are presented on a Predecessor and Successor basis: The Predecessor periods reflect the combined financial results of NXP prior to the Acquisition. The Successor period reflects the consolidated financial results after the Acquisition. The Company also refers to the operations of NXP for both the Predecessor and Successor periods as NXP Semiconductors Group.

Reporting currency

        As from January 1, 2008, the Group has changed its reporting currency from euro to U.S. dollar in order to be more aligned with the semiconductor market and for comparison reasons with its peers. The functional currency of the various entities in NXP's group consolidation has not changed.

        In accordance with SFAS No. 52, the financial statements have been restated for all prior periods to reflect the change reporting currency on a consistent basis. In the process of restating the historical financial statements from euro to U.S. dollars, the Company has applied the process described in the accounting policies.

Description of Business

        The Group is a semiconductor business headquartered in the Netherlands, which currently targets mainly the automotive, home electronics and identification application markets. The Group is organized into three primary business units: Automotive & Identification, Home and MultiMarket Semiconductors. The Group has manufacturing facilities throughout the world. The Group's customers, who are also located throughout the world, include automotive, consumer electronics, identification and communications infrastructure suppliers, as well as other technology providers, electronics distributors and governments.

        During 2008, the Group's business has been significantly impacted by the worldwide financial crisis and the severe downturn in the semiconductor market. These events have caused a rapid deterioration of demand towards the end of the third quarter. This downturn has impacted, and will likely continue to impact, the Group's future development, performance and financial position and the Group's financial results, its cash flows, liquidity requirements and access to additional borrowing facilities.

        The financial statements for the year ended December 31, 2008 show that the Group generated a loss from operations of USD 2,646 million with cash outflows from operations of USD 622 million. The 2008 loss from operations includes an amount of USD 1,709 million related to (i) restructuring charges of USD 594 million, (ii) impairments of goodwill and intangibles for USD 714 million and (iii) a negative transaction result related to the sale of the wireless activities and a positive deal result on the establishment of the NuTune joint venture in total amounting to negative USD 401 million. The effects of the downturn have lead to lower demand in all segments and an impairment of goodwill in the segment Home and Corporate and Other. At an early stage NXP has initiated a Redesign Program to cope with this weakening economic environment. At December 31, 2008, the Group had positive working capital (current assets less current liabilities excluding short-term debt) of USD 1,337 million and total outstanding borrowings of USD 6,367 million. Prior to 2008, the Group had generated positive operating cash inflows from operations for each of the last two years to December 31, 2007 and 2006 of USD 533 million and USD 960 million, respectively.

        The Group has developed forecasts and projections of cash flows and liquidity needs for the upcoming year taking into account the current market conditions, reasonably possible changes in trading performance based on such conditions, and its ability to modify its cost structure as a result of changing economic conditions and sales levels that the Group has already started with the implementation of the Redesign Program. It has also considered in the forecasts its cash balances amounting to USD 1,796 million as per December 31, 2008, its available borrowings under its revolving credit facility, and its ability to access additional indebtedness. Due to the number of assumptions necessary to develop these forecasts, the actual cash flows may differ significantly from the forecast.

        The Group is satisfied that based on these forecasts and ability to modify its cash flows when necessary that it will have adequate cash flow and that it is appropriate to prepare these financial statements on the going concern basis.

2      Basis of Presentation

        The combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Predecessor periods

        The combined financial statements of the Company for the Predecessor periods represent the financial statements of NXP B.V. together with the combined financial statements of the semiconductor businesses of Philips and have been derived from the consolidated financial statements and accounting records of Philips, principally using the historical results of operations, the historical basis of assets and liabilities of the semiconductor businesses. Additionally, the combined financial statements include an allocation of the costs of certain corporate functions (management oversight, corporate services, basic research costs, brand campaign expenses, employee benefits and incentives including pensions) historically provided by Philips but not recorded by its semiconductors businesses. Additionally, the combined financial statements include allocated cash, debt and related interest income and expense, which have not been historically reported by Philips' semiconductors businesses. Furthermore, the combined financial statements present income taxes calculated on a basis as if the Company had filed a separate income tax return.

        These allocations were made on a specifically identifiable basis or using relative percentages, as compared to Philips' other businesses, of the Company's net sales, payroll, fixed assets, inventory, net assets, excluding debt, headcount or other reasonable methods. Management believes the assumptions underlying the combined financial statements to be a reasonable reflection of the utilization of services provided by Philips. However, the costs the Company would have incurred or will incur as a separate stand-alone company may be higher or lower than the cost allocations reflected in these combined financial statements for the Predecessor periods. In determining these estimates, management has retained the historical cost allocated by Philips where no more reliable estimate of the costs are available (for example, pension cost).

        Additionally, during the Predecessor periods Philips used a worldwide centralized cash management and finance function, with the activity between Philips and the Company reflected in Philips' net investment. Accordingly, the accompanying combined financial statements may not necessarily reflect the Company's results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been if the Company had been a stand-alone company during the Predecessor periods.

        Since a direct ownership relationship did not exist among the various worldwide entities comprising the Company prior to the legal separation from Philips, Philips' net investments in the Company is shown as Business' equity in lieu of Shareholder's equity in the combined financial statements for the predecessor periods. Transactions between NXP B.V. and Philips and its affiliates have been identified in the combined financial statements as transactions between related parties.

Successor periods

        The consolidated financial statements include the accounts of NXP B.V. and subsidiaries during the Successor periods.

        As a result of the purchase accounting applied to the Acquisition, the assets and liabilities reported in the consolidated balance sheet have changed substantially for the Successor periods as discussed in more detail in note 3. The allocation of the purchase price paid by KASLION to Philips that is reflected in our financial statements has been based on estimated fair values.

3      Purchase price accounting

KASLION

        On September 29, 2006, the Company was acquired by KASLION for a purchase price of USD 10,457 million composed of a payment of USD 5,624 million to Philips and assumed debt of USD 4,833 million. In accordance with the provisions of SFAS No 141 "Business Combinations" (SFAS 141), KASLION has been identified as the acquiring company and purchase accounting has been applied to the transaction. The purchase price paid by KASLION together with the acquisition costs of USD 58 million and a net amount of USD 107 million for certain transferred receivables and liabilities that should have been retained by Philips, result in a total purchase price consideration of USD 10,622 million, which has been pushed down to NXP B.V. and allocated to the fair value of assets acquired and liabilities assumed.

        After the Acquisition, the Company obtained a bridge loan facility of USD 5,670 million, net of issuance cost of USD 129 million, which was used to repay the payable to Philips, including certain cash balance settlements, amounting to USD 4,773 million. Subsequently the bridge loan facility was repaid with the proceeds from the issuance of USD 5,836 million of euro and USD denominated notes as described in more detail in note 29. On June 19, 2007, the Company concluded an exchange offer for these notes in which investors could exchange their existing notes for identical notes registered under the U.S. Securities Act. This exchange offer did not affect NXP's capitalization or debt outstanding.

        The Company has allocated the total purchase price, calculated as described above to the assets acquired and liabilities assumed based on estimated fair values. Management is responsible for determining these fair values, which reflects among other things, its consideration of valuation and appraisal reports. During 2007, within the time frames permitted by applicable accounting standards, revisions to the preliminary allocations of the purchase price were made which affected the fair value initially assigned to the assets and liabilities. These adjustments mainly related to deferred income tax balance, since NXP was able to clarify the tax treatment of certain intangible assets with tax authorities resulting in the recognition of additional deferred tax liabilities, resulting in an offsetting increase in goodwill. Furthermore, in 2007, NXP agreed on a final settlement with Philips resulting in an additional payment of USD 110 million (including USD 3 million of interest), establishing the total purchase price to USD 10,622 million.

        The table as set forth below reflects the purchase price allocation among assets acquired and liabilities assumed, whereby the original EUR amounts have been translated into USD against the closing rate of the USD vs EUR as of September 29, 2006:

Aggregate purchase price including settlement with Philips for working capital and cash positions	10,622
Net assets acquired and liabilities assumed at September 29, 2006	3,302

Excess of purchase price over net assets acquired	7,320
Allocations to reflect fair value of net assets acquired:
Existing technology	(2,057)
Core technology	(1,013)
Customer relationships	(758)
Order backlog	(60)
Trademarks	(109)
In-process research and development	(660)
Property, plant and equipment	(549)
Inventories	(166)
Investments in equity-accounted investees	13
Pension liabilities	133
Deferred tax liabilities	1,023

Allocation to goodwill	3,117

        The Company estimated the fair value of existing technology and core technology by applying an income analysis (which involves calculating the present value of future cash flows resulting from each asset), using an "excess earnings" method for product-related technologies, and a "relief from royalties" method for core fabrication technologies and patents. Discount rates between 11% and 28% were used in discounting cash flows, and royalty rates of between 2% and 6% were applied for purposes of the "relief from royalties" methodology.

        The Company estimated the fair value of customer relationships by applying an income analysis, using an "excess earnings" approach.

        Under this approach, the Company estimated its customer attrition rates and then calculated the discounted present value of the estimated cash flows resulting from selling future products to those customers over the estimated life of the customer relationship. Discount rates between 15% and 20% were applied to this analysis.

        Goodwill is not amortized and is evaluated for impairment on at least an annual basis. In-process research and development was written off immediately upon the Acquisition in 2006 and, accordingly, is reflected as a loss in the consolidated statement of operations. The major categories of net assets after the purchase price allocation (PPA) were:

Balances after PPA
Cash & cash equivalents	204
Inventories	1,057
Property, plant and equipment	3,053
Intangible assets	4,066
In-process research and development	660
Goodwill	3,117
Other assets	1,347
Liabilities and debt	(2,882)

Net assets	10,622

Other acquisitions

        In addition, Purchase Accounting is also applied to other acquisitions such as the acquisition of the Cellular Communication Business of Silicon Laboratories Inc., the establishment of an assembly and test joint venture (ASEN) with Advanced Semiconductor Engineering Incorporated (ASE) in 2007 and GloNav Inc., and the BMP business of Conexant Systems Inc. in 2008.

        For further information refer to note 7 "Acquisitions and divestments".

4      Accounting policies and new accounting standards

Accounting policies

        The combined and consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (US GAAP). Historical cost is used as the measurement basis unless otherwise indicated. The accounting policies as described in this section are used for both the combined financial statements for the Predecessor periods as well as the consolidated financial statements for the Successor periods, unless otherwise indicated.

Principles for combined and consolidated financial statements

        The combined financial statements for the Predecessor periods include the accounts of NXP B.V. during the Predecessor periods as a wholly owned subsidiary of Philips, and the assets and liabilities of the semiconductor businesses of Philips. Furthermore, the combined financial statements include all entities in which the Company holds a direct or indirect controlling interest through voting rights or qualifying variable interests. The consolidated financial statements for the Successor periods include the accounts of NXP B.V., during the Successor period a wholly-owned subsidiary of KASLION, its subsidiaries and all entities in which the Company holds a direct or indirect controlling interest through voting rights or qualifying variable interests.

        All intercompany balances and transactions have been eliminated in the combined and consolidated financial statements. Net income (loss) is reduced by the portion of the earnings of subsidiaries applicable to minority interest. The minority interests are disclosed separately in the combined and consolidated statements of operations and in the consolidated balance sheets.

        The Company applies Financial Accounting Standards Board (FASB) Interpretation No. 46(R) "Consolidation of Variable Interest Entities". In accordance with Interpretation of Accounting Research Bulletin (ARB) No. 51 "Consolidated Financial Statements", the Company includes in its combined and consolidated financial statements entities in which variable interests are held to an extent that would require the Company to absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

Investments in equity-accounted investees

        Investments in companies in which the Company does not have the ability to directly or indirectly control the financial and operating decisions, but does possess the ability to exert significant influence, are accounted for using the equity method. Generally, in the absence of demonstrable proof of significant influence, it is presumed to exist if at least 20% of the voting stock is owned. The Company's share of the net income of these companies is included in results relating to equity-accounted investees in the combined and consolidated statements of operations. The Company recognizes an impairment loss when an other-than-temporary decline in the value of an investment occurs.

        When its share of losses exceeds the carrying amount of an investment accounted for by the equity method, the carrying amount of that investment is reduced to zero and recognition of further losses is discontinued unless the Company has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

Accounting for capital transactions of a subsidiary or an equity-accounted investee

        The Company recognizes in income dilution gains or losses arising from the sale or issuance of stock by a subsidiary that is included in the combined and consolidated financial statements or an unconsolidated entity which is accounted for using the equity method of accounting in the combined and consolidated statement of income, unless the Company or the subsidiary either has reacquired or plans to reacquire such shares. In such instances, the result of the transaction will be recorded directly in equity.

        The dilution gains or losses are presented in the combined and consolidated statement of operations under other income and expense if they relate to subsidiaries that are included in the combined and consolidated financial statements. Dilution gains and losses related to equity-accounted investees are presented under results relating to equity-accounted investees.

Accounting for Alliance

        Since 2002 the Company has been a participant in a jointly funded alliance (the "Alliance") with two other semiconductors manufacturers in Crolles, France. The activities of the Alliance are the joint development of advanced process and assembly/packaging technology and the joint operation of a fabrication plant for the manufacturing of 300-millimeter wafers. The Alliance has its own governance structure to decide on all material decisions relating to the Alliance. Each of the three participants is equally represented in the governance structure. Upon its commencement each party contributed assets to the Alliance. The initial term of the Alliance expired December 31, 2007, and because the Company withdrew from the Crolles2 Alliance, effective December 31, 2007, the automatic extension until December 31, 2010 has been cancelled.

        At the termination of the Alliance, the Company would retain title to the capital assets that it contributed to the Alliance unless another participant of the Alliance exercises its option to purchase those assets. Capital assets contributed by the Company include primarily machinery.

        Under the Alliance arrangement, each participant is responsible for funding specific allocations of operations, research and development expenses, as well as related capital expenditures and output from the facility. Funding requirements are divided among the Company (31%) and the two other participants (31% and 38%), and are accounted for to ensure all expenses and capital expenditures are recorded in relation to the funding percentage.

        The Company's interest in the Alliance has been accounted for in these combined and consolidated financial statements as a contract or cost sharing arrangement.

        Accordingly, the Company's share in the results of operation of the Alliance are recorded in the cost and expense captions in the accompanying combined and consolidated statement of operations, and primarily consists of the Company's share of research and development expenses, pilot line manufacturing expenses and depreciation expense related to the Alliance's capital assets.

        Following the withdrawal from the Alliance, the Company sold its assets. Approximately half of the Company's investment was sold in 2007 and the remaining portion was sold in 2008.

        In the accompanying consolidated balance sheets the Company's share in the capital assets of the Alliance and for which it still had title at the end of 2007, has been recorded in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" as available for sale in 2007. Depreciation of these assets ceased as of December 2007. For previous years all capital assets for which the Company had title are recorded in property, plant and equipment.

Foreign currencies

        As described in note 1, the Company uses the U.S. dollar as its reporting currency. For consolidation purposes, the financial statements of those entities, including the Company, with a functional currency other than the U.S. dollar, are translated into U.S. dollars. Assets and liabilities are translated using the exchange rates on the respective balance sheet dates. Items in the statement of operations and cash flow statement are translated at average rates of exchange in the periods involved. The resulting translation adjustments are recorded as a separate component of other comprehensive income (loss) in the statements of changes in business' and shareholder's equity. Cumulative translation adjustments are recognized as income or expense upon partial or complete disposal or substantially complete liquidation of a foreign entity.

			US$ 1 per EUR
	period end	average(1)	high	low
January 1- September 28, 2006	1.2807	1.2481	1.1855	1.2855
September 29, - December 31, 2006	1.3118	1.2887	1.2765	1.3148
2007	1.4742	1.3721	1.3033	1.4810
2008	1.4061	1.4768	1.2749	1.5801

(1)
The average rates are the accumulated average rates based on monthly quotations.

        The functional currency of foreign entities is generally the local currency, unless the primary economic environment requires the use of another currency. When foreign entities conduct their business in economies considered to be highly inflationary, they record transactions in the Company's reporting currency instead of their local currency. Gains and losses arising from the translation or settlement of non-functional currency-denominated transactions, monetary assets and liabilities into the functional currency are recognized in income in the period in which they arise. However, currency differences on intercompany loans that have the nature of a permanent investment are accounted for as translation differences as a separate component of other comprehensive income (loss) within business and shareholder's equity.

Derivative financial instruments

        The Company uses derivative financial instruments principally in the management of its foreign currency risks and to a more limited extent for commodity price risks. In compliance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", and SFAS No. 149 "Amendment of

Statement 133 on Derivative Instruments and Hedging Activities", the Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate, and in accordance with the provisions of SFAS No. 157 "Fair Value Measurements", which establishes a framework for measuring fair value and sets out a fair value hierarchy to be used to classify the source of information used in fair value measurements. Changes in the fair values are recognized in the statement of operations immediately unless cash flow hedge accounting is applied.

        Changes in the fair value of a derivative that is highly effective and designated and qualifies as a cash flow hedge are recorded in accumulated other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item.

        The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions and for which cash flow hedge accounting is applied, are highly effective in offsetting changes in cash flows of hedged items. When it is established that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within a period of two months from the originally forecasted transaction date, the Company continues to carry the derivative on the consolidated balance sheets at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the consolidated balance sheets, and recognizes any changes in its fair value in earnings. From December 2007 going forward, the application of cash flow hedge accounting for foreign currency risks is limited to transactions that represent a substantial currency risk that could materially affect the financial position of the Company. Consequently, the application of cash flow hedge accounting seldom occurs.

Cash and cash equivalents

        Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less at acquisition that are readily convertible into known amounts of cash. It also includes restricted cash balances that cannot be freely repatriated. Cash and cash equivalents are stated at face value.

Receivables

        Receivables are carried at face value, net of allowances for doubtful accounts and uncollectible amounts. As soon as trade accounts receivable can no longer be collected in the normal way and are expected to result in a loss, they are designated as doubtful trade accounts receivable and valued at the expected collectible amounts. They are written off when they are deemed to be uncollectible because of bankruptcy or other forms of receivership of the debtors.

        The allowance for doubtful trade accounts receivable takes into account objective evidence about credit-risk concentration, collective debt risk based on average historical losses, and specific circumstances such as serious adverse economic conditions in a specific country or region.

Inventories

        Inventories are stated at the lower of cost or market, less advance payments on work in progress. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion. The cost of inventories is determined using the first-in, first-out (FIFO) method. An allowance is made for the estimated losses due to obsolescence. This allowance is determined for groups of products based on purchases in the recent past and/or expected future demand. Individual items of inventory that have been identified as obsolete are typically disposed of within a period of three months either by sale or by scrapping. In accordance with SFAS No. 151, "Inventory costs (SFAS 151), an amendment of ARB No. 43, Chapter 4" abnormal amounts of idle facility expense and waste are not capitalized in inventory. The allocation of fixed production overheads to the inventory cost is based on the normal capacity of the production facilities.

Other non-current financial assets

        Other non-current financial assets include available-for-sale securities, loans and cost-method investments.

        Loans receivable are stated at amortized cost, less the related allowance for impaired loans receivable.

        The Company classifies its investment in equity securities that have readily determinable fair values based on quoted market prices as available-for-sale. Available-for-sale securities are recorded at fair value with changes in the fair value going through other comprehensive income in shareholder's equity. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Fair value is determined in accordance with the provisions of SFAS No. 157 "Fair Value Measurements", which establishes a framework for measuring fair value and sets out a fair value hierarchy to be used to classify the source of information used in fair value measurements. Available-for-sale securities that are contractually restricted from sale for a period longer than 1 year are accounted for by the cost method without changes in fair value being reflected in their measurement unless they are impaired in which case the impairment loss is charged to earnings. Similarly, restricted equity securities obtained as payment from the acquirer upon disposal of product lines are accounted for under the cost method. In accordance with EITF 01-2 "Interpretations of APB Opinion No. 29", NXP recognizes in nonmonetary transactions the fair value of the assets surrendered at transaction date initially as its interest in the acquirer, which is the new cost basis going forward.

Impairments of financial assets

        A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. The Company assesses its long-term investments accounted for as available-for-sale on a quarterly basis to determine whether declines in market value below cost are other-than-temporary, in which case the cost basis for the individual security is reduced and a loss realized in the period in which it occurs. When the decline is determined to be temporary, the unrealized loses are included in other comprehensive income.

        If objective evidence indicates that cost-method investments need to be tested for impairment, calculations are based on information derived from business plans and other information available for estimating their fair value.

Property, plant and equipment

        Property, plant and equipment are stated at cost, less accumulated depreciation. Assets constructed by the Company include direct costs, overheads and interest charges incurred during the construction period. Government investment grants are deducted from the cost of the related asset. Depreciation is calculated using the straight-line method over the expected economic life of the asset. Depreciation of special tooling is generally also based on the straight-line method. Gains and losses on the sale of property, plant and equipment are included in other income and expense. Costs related to repair and maintenance activities are expensed in the period in which they are incurred unless leading to an extension of the original lifetime or capacity. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. These assets and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

        The Company applies SFAS No. 143 "Accounting for Asset Retirement Obligations" (SFAS 143) and FASB Interpretation No. 47 "Accounting for Conditional Asset Retirement Obligations". Under the provisions of these pronouncements the Company recognizes the fair value of an asset retirement obligation in the period in which it is incurred, while an equal amount is capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the useful life of the asset.

Goodwill

        The Company accounts for goodwill in accordance with the provisions of SFAS 141 and SFAS No. 142 "Goodwill and Other Intangible Assets", (SFAS 142). Accordingly, goodwill is not amortized but tested for impairment annually in the third quarter or whenever impairment indicators require so. During the predecessor period the annual goodwill impairment test was executed in the second quarter.

        An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds the asset's implied fair value. This determination is made at the business unit level, which is for the Company the reporting unit level in accordance with Statement No. 142, and consists of two steps. First, the Company determines the carrying value of each reporting unit by assigning the assets and liabilities, including the goodwill and intangible assets, to those reporting units. Furthermore, the Company determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company performs the second step of the impairment test. In the second step, the Company compares the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation upon a business combination in accordance with SFAS 141. The residual fair value after this allocation is the implied fair value of the reporting unit's goodwill. The Company generally determines the fair value of the reporting units based on discounted projected cash flows.

Intangible assets

        Intangible assets (other than goodwill) arising from acquisitions are amortized using the straight-line method over their estimated economic lives. Remaining useful lives are evaluated every year to determine whether events and circumstances warrant a revision to the remaining period of amortization. There are currently no intangible assets with indefinite lives. In-process research and development with no alternative use is written off immediately upon acquisition. Patents, trademarks and other intangible assets acquired from third parties are capitalized at cost and amortized over their remaining useful lives.

        Certain costs relating to the development and purchase of software for internal use are capitalized and subsequently amortized over the estimated useful life of the software in conformity with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use".

Impairment or disposal of intangible assets other than goodwill and tangible fixed assets

        The Company accounts for intangible and tangible fixed assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company determines the fair value based on discounted projected cash flows. The review for impairment is carried out at the level where discrete cash flows occur that are largely independent of other cash flows. For the Manufacturing Operations segment, the review of impairment of long-lived assets is carried out on a Company-wide basis, as Manufacturing Operations is the shared manufacturing base for the other business units with, for this purpose, no discrete cash flows that are largely independent of other cash flows. Assets held for sale are reported at the lower of the carrying amount or fair value, less cost to sell.

Non-current assets held for sale and disposal groups

        Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. For this to be the case the asset (or disposal group) must be available for immediate sale in its present condition and the sale must be highly probable. For the sale to be highly probable, (i) the appropriate level of management must be committed to a plan to sell the asset, (ii) an active program to locate a buyer and complete the plan must be initiated, (iii) the asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale should generally be expected to qualify for recognition as a completed sale within one year from the date of classification and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

        Non-current assets (or disposal groups) classified as held for sale are measured at the lower of the asset's carrying amount and the fair value less costs to sell. Depreciation or amortization of an asset ceases when it is classified as held for sale, or included within a disposal group that is classified as held for sale.

Discontinued operations

        A discontinued operation is a component of the Company that either has been disposed of, or that is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations that can be clearly distinguished from the rest of the Company in terms of operations and cash flows or (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Generally, a major line of business is a segment or business unit. Discontinued operations are carried at the lower of carrying amount and fair value less cost to sell. Results from discontinued operations until the date of disposal are presented separately as a single amount in the consolidated statements of operations together with any gain or loss from disposal. Results from operations qualifying as discontinued operations as of the balance sheet date for the latest period presented, that have previously been presented as results from continuing operations, are re-presented as results from discontinued operations for all periods presented. The financial information of discontinued operations is excluded from the respective captions in the consolidated financial statements and related notes for all years presented.

Research and development

        Costs of research and development are expensed in the period in which they are incurred, in conformity with SFAS No. 2, "Accounting for Research and Development Costs".

Advertising

        Advertising costs are expensed when incurred.

Provisions and accruals

        The Company recognizes provisions for liabilities and probable losses that have been incurred as of the consolidated balance sheet dates and for which the amount is uncertain but can be reasonably estimated.

        Provisions of a long-term nature are stated at present value when the amount and timing of related cash payments are fixed or reliably determinable unless discounting is prohibited under US GAAP. Short-term provisions are stated at face value.

        The Company applies the provisions of SOP 96-1, "Environmental liabilities" and SFAS No. 5, "Accounting for Contingencies" and accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable. Additionally, in accordance with SOP 96-1, the Company accrues for certain costs such as compensation and benefits for employees directly involved in the remediation activities. Measurement of liabilities is based on current legal requirements and existing technology. Liabilities and expected insurance recoveries, if any, are recorded separately. The carrying amount of liabilities is regularly reviewed and adjusted for new facts or changes in law or technology.

Restructuring

        The Company applies SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146).

        The provision for restructuring relates to the estimated costs of initiated reorganizations that have been approved by the Board of Management, and which involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions.

        SFAS 146 requires that a liability be recognized for those costs only when the liability is incurred, i.e. when it meets the definition of a liability. SFAS 146 also establishes fair value as the objective for initial measurement of the liability.

        Liabilities related to one-time employee termination benefits are recognized ratably over the future service period when those employees are required to render services to the Company, if that period exceeds 60 days or a longer legal notification period.

        However, generally employee termination benefits are covered by a contract or an ongoing benefit arrangement and continue to be accounted for under SFAS No. 112, "Employer's Accounting for Postemployment Benefits". In conformity with SFAS 112 these benefits are recognized when it is probable that the employees will be entitled to the benefits and the amounts can be reasonably estimated.

Guarantees

        The Company complies with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" (FIN 45). In accordance with this Interpretation, the Company recognizes, at the inception of a guarantee that is within the scope of the recognition criteria of the Interpretation, a liability for the fair value of the obligation undertaken in issuing the guarantee.

Debt and other liabilities

        Debt and other liabilities, other than provisions, are stated at amortized cost. However, loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged. Debt issue cost is not expensed immediately but are reported as deferred charges and subsequently amortized over the term of the debt using the effective interest rate method.

        Currently, the Company does not have any financial instruments that are affected by SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity".

        FASB Staff position No. EITF 00-19-2 "Accounting for Registration Payment Arrangements" requires companies that agree to register securities to recognize a liability separate from the related securities if a payment to investors for failing to fulfill the agreement is probable and its amount can be reasonably estimated. The Company had agreed to register an exchange offer for its outstanding notes within 450 days from October 12, 2006 or otherwise incur higher interest expense on the notes. Since the Company registered an exchange offer for the notes in April 2007, it is not deemed probable that higher interest expense will be incurred as a result of failing to meet the registration obligation.

Revenue recognition

        The Company's revenues are primarily derived from made-to-order sales to Original Equipment Manufacturers ("OEMs") and similar customers. The Company's revenues are also derived from sales to distributors.

        The Company applies the guidance in SEC Staff Accounting Bulletin (SAB) Topic 13 "Revenue Recognition" and recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collection is reasonably assured, based on the terms and conditions of the sales contract. For made-to-order sales, these criteria are generally met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer. Examples of delivery conditions typically meeting these criteria are "Free on Board point of delivery" and "Costs, Insurance Paid point of delivery". Generally, the point of delivery is the customer's warehouse. Acceptance of the product by the customer is generally not contractually required, since, with made-to-order customers, design approval occurs before manufacturing and subsequently delivery follows without further acceptance protocols. Payment terms used are those that are customary in the particular geographic market. When management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist revenue is recognized.

        For sales to distributors, the same recognition principles apply and similar terms and conditions as for sales to other customers are applied. However, for some distributors contractual arrangements are in place, which allow these distributors to return products if certain conditions are met. These conditions generally relate to the time period during which return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product cycle, when certain distributors are permitted to return products purchased during a pre-defined period after the Company has announced a product's pending discontinuance. Long notice periods associated with these announcements generally prevent significant amounts of product from being returned, however. Repurchase agreements with OEMs or distributors are not entered into by the Company.

        For sales where return rights exist, the Company applies the guidance given in SFAS 48 "Recognition When Right of Return Exists". Based on historical data, management has determined that only a very small percentage of the sales to this type of distributors is actually returned. In accordance with the requirements of SFAS 48, a pro rata portion of the sales to these distributors is not recognized but deferred until the return period has lapsed or the other return conditions no longer apply.

        Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges. Shipping and handling costs billed to customers are recognized as revenues. Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of sales. Shipping and handling costs related to sales to third parties are reported as selling expenses.

        A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to the sold products. In cases where the warranty period is extended and the customer has the option to purchase such an extension, which is subsequently billed separately to the customer, revenue recognition occurs on a straight-line basis over the contract period.

        Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis. Royalty income, other license income or other income related to R&D arrangements and that is received in the form of non-refundable upfront payments is recognized as income pro rata over the term of the contract unless a separate earnings process has been completed or when it concerns software. In the latter case revenue is recognized in accordance with Statement of Position (SOP) 97-2 "Software Revenue recognition" when the 4 criteria of SAB Topic 13 are met. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made.

Income taxes

        Income taxes in the consolidated financial statements are accounted for using the asset and liability method. Income tax is recognized in the statement of operations except to the extent that it relates to an item recognized directly within shareholder's equity, including other comprehensive income (loss), in which case the related tax effect is also recognized there.

        Current-year deferred taxes related to prior-year equity items, which arise from changes in tax rates or tax laws are included in income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the consolidated balance sheet dates, and any adjustment to tax payable in respect of previous years. Income tax payable includes amounts payable to tax authorities. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based upon the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets, including assets arising from loss carryforwards, are recognized if it is more likely than not that the asset will be realized. Deferred tax assets and liabilities are not discounted. Deferred tax liabilities for withholding taxes are recognized for subsidiaries in situations where the income is to be paid out as dividends in the foreseeable future, and for undistributed earnings of minority shareholdings.

        In July 2006 the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes", (FIN 48). The Company adopted FIN 48 in 2007. The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 "Accounting for Income Taxes". FIN 48 prescribes a "more-likely-than-not" recognition threshold that must be met before a tax benefit can be recognized. FIN 48 also prescribes a measurement methodology for those positions meeting the recognition threshold and provides guidance on de-recognition, classification, interest and penalties, and disclosures. Penalties are recorded as income tax charges, whereas interest is reported as financial charges in the statement of operations.

        Changes in tax rates are reflected in the period that includes the enactment date.

Predecessor

        The Company's income taxes as presented in the combined financial statements are calculated on a separate tax return basis, although the Company was included in the consolidated tax return of Philips. Philips manages its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed as a stand-alone Company.

Benefit accounting

        The Company accounts for the cost of pension plans and postretirement benefits other than pensions in accordance with SFAS No. 87, "Employers' Accounting for Pensions", and SFAS No. 106, "Postretirement Benefits other than Pensions", respectively and in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans".

        The Company employees participate in pension and other postretirement benefit plans in many countries. The costs of pension and other postretirement benefits and related assets and liabilities with respect to the Company employees participating in defined-benefit plans have been allocated to the Company based upon actuarial computations.

        Obligations for contributions to defined-contribution pension plans are recognized as an expense in the statement of operations as incurred.

        Statement No. 158 requires that the Company recognizes on its balance sheet the over-funded or under-funded status of its defined benefit and post retirement plans—measured as the difference between plan assets at fair value and the defined-benefit obligation—as an asset or liability. The offset of recognizing the funded status is recorded in accumulated other comprehensive income (within shareholder's equity). Statement 158 requires that the Company recognizes as a component of accumulated other comprehensive income, net of taxes, the gains or losses and prior service costs and credits that arise during the year but are not recognized as a component of net periodic benefit cost pursuant to SFAS 87 and SFAS 106. Amounts recognized in accumulated other comprehensive income, including the gains or losses and the prior services costs or credits are adjusted as they are subsequently recognized as components of net periodic benefit costs pursuant to the recognition provisions of Statements No. 87 and No. 106. Since the Company has not issued equity securities that trade in a public market, it was were not required to adopt the aforementioned provisions of SFAS 158 until the fiscal year ending December 31, 2007. Accordingly, the Company adopted these SFAS 158 provisions on December 31, 2007.

        SFAS 158 also requires measurement of defined-benefit plan assets and obligations as of the date of the employer's fiscal year-end balance sheet for years ending after December 15, 2008. For all of the Company's defined pension benefit plans, the measurement date on which it determines the funded status already complies with this requirement in 2008 and prior years.

Predecessor

        The Company has accounted for its participation in Philips sponsored pension plans in which the Company and other Philips businesses participate as multi-employer plans. For pension and other postretirement benefit plans in which only Company employees participate (the Company dedicated plans), the related costs have been included in the combined and consolidated statements of operations.

        The costs of pension and other postretirement benefits with respect to Company employees participating in the Philips plans have been allocated to the Company based upon actuarial computations, except for certain less significant plans, in which case a proportional allocation based upon compensation or headcount has been used.

Share-based compensation

Predecessor

        In 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure", prospectively for all employee awards granted, modified or settled after January 1, 2003. Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004) (SFAS 123(R)), using the modified prospective method for the transition. Since the Company already adopted the fair value recognition provision of SFAS 123, the effects of the adoption of the revised standard on the Company was not material. Under the provisions of SFAS 123(R), the Company recognizes the estimated fair value of equity instruments granted to employees as compensation expense over the vesting period on a straight-line basis taking into account estimated forfeitures. The Company used the Black-Scholes option-pricing model to determine the estimated fair value of the equity instruments. These employee awards were previously granted by Philips to its employees and have been allocated to the Company for the purpose of the predecessor combined financial statements.

        For awards granted to employees prior to 2003, the Company continued to account for share-based compensation using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". These employee awards were previously granted by Philips to its employees and have been subsequently allocated to the Company.

Successor

        Immediately before the date of acquisition of our Company by KASLION, Philips announced all outstanding unvested stock options and restricted share rights related to employees of the semiconductor businesses of Philips would become fully vested and exercisable on October 16, 2006, which was recorded as part of the purchase price allocation. For the successor period, share-based payment plans were put in place by our parent company KASLION Acquisition B.V. for NXP employees. No share-based compensation arrangements were in place in the period from September 29, 2006 through December 31, 2006. The plans are accounted for in accordance with the provisions of SFAS 123(R). The Company uses a binomial option-pricing model to determine the estimated fair value of the equity instruments.

        FASB Staff Position (FSP) SFAS 123(R)-4 "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event" amends paragraph 32 of SFAS 123 (R). The FSP requires share options and restricted shares that have contingent cash settlement features that are outside the control of the employee, such as a change in control or the death or disability of an employee, to be accounted for as liabilities rather than equity if the contingent event is probable of occurring. The share-based compensation plans that the Company's employees participate in contain contingent cash settlement features upon an exit or change in control in combination with a termination of employment. The Company has concluded that the likelihood of these events occurring is remote and therefore not probable. Also, upon death or disablement the Company may offer cash settlement, but the employee or his dependents must consent. Therefore, the Company has concluded that this FSP is not applicable to the Company with respect to these cash settlement features. However, in the case that for certain employees the vested share-based payment rights have been declared to become cash settled such instruments will be recorded as liabilities as from the date of such event.

Cash flow statements

        Cash flow statements have been prepared using the indirect method in accordance with the requirements of SFAS No. 95, "Statement of Cash flows", as amended by SFAS No. 104, "Statement of

Cash Flows—Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions". Cash flows in foreign currencies have been translated into USD using the weighted average rates of exchange for the periods involved.

        Cash flows from derivative instruments that are accounted for as fair value hedges or cash flow hedges are classified in the same category as the cash flows from the hedged items. Cash flows from derivative instruments for which hedge accounting has been discontinued are classified consistent with the nature of the instrument as from the date of discontinuance.

Concentration of risk

        The Company's sales are for a large part dependent on a limited number of customers, none of which individually exceeds 10% of total sales. Furthermore, the Company is using outside suppliers of foundries for a portion of its manufacturing capacity. For certain equipment and materials the Company relies on a single source of supply.

New accounting standards

        The FASB issued several pronouncements, of which the following are to various degrees of relevance to the Company and which are not yet effective, either partially or in full, or became effective in 2008.

        In September 2006, the FASB issued FASB Statement No. 157 "Fair value measurements", which sets out a framework for measuring fair values. It applies only to fair-value measurements that are already required or permitted by other accounting pronouncements. The Statement has become effective prospectively for the Company from 2008 going forward, except for non-financial assets and non-financial liabilities, other than that are recognized or disclosed at fair value on a recurring basis, for which the effective date will start on January 1, 2009 for the Company in accordance with the deferral provisions of FASB Staff Position FAS 157-2 "Effective Date of FASB Statement No. 157". Effectively, the Statement was only applicable for NXP in measuring the fair value of derivative instruments and available-for-sale equity securities in 2008. The limited situations in which the Statement requires retrospective application are not expected to be applicable to the Company. In 2009 when Statement 157 becomes fully effective, it will be applicable also for fair value determination of non financial assets and liabilities, the most important of which will be the annual goodwill impairment test and the impairment test of other long-lived assets. The method the Company currently uses for these impairment tests does not significantly deviate from the guidance prescribed by Statement 157.

        In October 2008, the FASB issued Staff Position FSP FAS 157-3 "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active". The FSP amends Statement 157 by incorporating an example to illustrate key considerations in determining the fair value of a financial asset in an inactive market. The FSP is effective upon issuance and should be applied to prior periods for which financial statements have not been issued.

        The Company does not hold financial assets that currently trade in inactive markets. Therefore the effect of this FSP on the Company's financial statements is likely to be nil.

        In February 2007, the FASB issued FASB Statement No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". The Statement permits an entity to measure certain financial assets and financial liabilities at fair value and requires the entity that elected this fair value option to report unrealized gains and losses in earnings at each subsequent reporting date. SFAS 159 establishes presentation and disclosure requirements and amends in this respect SFAS No.115 "Accounting for Certain Investments in Debt and Equity Securities" with respect to available-for-sale and trading securities. SFAS 159 became effective for the Company as from 2008. However, the Company has elected not to account for any financial asset or financial liability under Statement 159. Nevertheless, the amended disclosure and presentation requirements of Statement 115 are applicable to the Company; however, without significant impact.

        In December 2007 the FASB issued FASB Statement No. 141(R) "Business Combinations (revised 2007)", effective from 2009. The changes compared with the original Statement 141 that are significant for the Company are:

  –
  Non-controlling interests acquired after the effective date of the Statement must be measured at their fair values at the acquisition date including a related portion of the goodwill, whereas previously these interests were recognized at predecessor carrying values;

  –
  Acquisition-related costs may not be added to the fair values of the acquired assets and liabilities assumed but must be recognized separately, generally as an expense in the period in which they are incurred. Previously these transaction costs were added to the purchase price and included in goodwill. At December 31, 2008 the Company had not incurred significant amounts for acquisition related costs that subsequently in 2009 must be charged to the statement of operations;

  –
  Post closing restructuring costs for entities acquired after the effective date of the Statement may not be recognized in the purchase accounting for the business combination and thus may not be recognized as a liability, rather the cost must be charged to the statement of operations in accordance with the prevailing guidance of other pronouncements;

  –
  Contingent consideration such as earn-out arrangements for entities acquired after the effective date of the Statement must initially be recognized at their acquisition date fair value. Subsequent changes in the fair value are recognized in earnings. Previously, contingent consideration was added to the purchase price when it became reliably measurable;

  –
  The Statement requires recognition of the acquisition date fair value of research and development assets acquired in a business combination. Subsequently, these assets will be depreciated or amortized over their estimated useful lives. Previously such In-Process R&D was expensed in full immediately upon acquisition.

  –
  Statement 141(R) changes the definition of a business, which affects the identification of reporting units to which goodwill must be allocated, both for previously completed business combinations as well as for future acquisitions. The Company is in the process of identifying any consequences for current goodwill allocation to reporting units. However, significant effects are not expected.

        Statement 141(R) becomes effective as of January 1, 2009 for the Company. It may not be applied retrospectively. It will significantly affect the accounting for business combinations that are concluded from 2009 going forward. It will not affect the assets and liabilities that were recognized in business combinations that closed before 2009.

        Simultaneously with Statement 141(R) the FASB issued Statement No. 160 "Non-controlling Interests in Consolidated Financial Statements; and amendment of ARB No. 51". This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary. Statement 160 requires that a non-controlling interest, sometimes called a minority interest, be reported as equity in the consolidated financial statements, whereas previously this was reported in the mezzanine. It also requires that consolidated net income be reported at amounts that included the amounts attributable to both the parent and the non-controlling interest. As a result the income attributable to non-controlling interests may no longer be deducted as an expense in arriving at consolidated net income. Net income (loss) attributable to the parent and the non-controlling interests must be disclosed on the face of the statement of operations.

        Statement 160 also requires that changes in the ownership of a subsidiary, not resulting in deconsolidation, shall be accounted for as equity transactions. Consequently, no dilution gains or losses can result from such transactions. Upon deconsolidation of a subsidiary any remaining non-controlling interest of the parent shall be remeasured at fair value and that fair value shall be taken into account in determining the gain or loss of the transaction.

        Statement 160 becomes effective as of January 1, 2009 for the Company. It may not be applied retrospectively except for the presentation and disclosure requirements, which shall be applied to all periods presented. The Statement will significantly affect the Company's presentation of net income or loss in the statement of operations and the equity in the balance sheet. It will significantly affect the accounting for transactions that change ownership in subsidiaries that are concluded from 2009 going forward. It will not affect the measurement of non-controlling interests existing before 2009 and that remain unchanged thereafter.

        SFAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities" was issued in March 2008.

        The Statement becomes effective for NXP on January 1, 2009. Comparable disclosures for prior years need only be given as from 2010 onwards but not for years before 2009. The Statement requires quantitative and qualitative disclosures in a tabular format about fair values, objectives, type and nature of the hedging instruments in relation to the risk exposure and the line items in the balance sheet where derivative instruments are reported, For the gains and losses reported in the statement of operations or in other comprehensive income (OCI) a separate disclosure must be made for fair value hedges and for cash flow hedges. Also, the movements from OCI to the statement of operations must be disclosed. All this per type of contract and indicating in which line item of the statement of operations it is being reported.

        The impact of the Statement for the Company is limited to additional disclosures.

        On May 9, 2008, the FASB issued Statement 162 "The Hierarchy of Generally Accepted Accounting Principles", which reorganizes the GAAP hierarchy. The purpose of the new standard is to improve financial reporting by providing a consistent framework for determining what accounting principles should be used when preparing U.S. GAAP financial statements. This Statement will have no immediate effect on NXP's financial statements.

        On April 25, 2008, the FASB issued FSP FAS 142-3 "Determination of the Useful Life of Intangible Assets", which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under Statement 142. The Company has concluded that this FSP is not expected to result in future changes to economic lives of acquired intangible assets because such assets have no extension or renewal possibilities.

        On December 30, 2008, the FASB issued FSP FAS 132 (R)-1. "Employers' Disclosures about Postretirement Benefit Plan assets". The FSP amends statement No. 132 (R) to require additional disclosures about assets held in an employer's defined benefit pension or other postretirement plans. The Company is still investigating the impact of this pronouncement but expects it to be limited to additional disclosures.

5      Information by Segment and Main Countries

        The following sectors are distinguished as reportable segments in compliance with SFAS 131.

        The Company is structured in four market-oriented business units: Mobile & Personal, MultiMarket Semiconductors, Home and Automotive & Identification.

  •
  Until July 2008, Mobile & Personal delivered full systems solutions for cellular phones and personal entertainment devices.

    On July 28, 2008 the key wireless operations of NXP were contributed to a new joint venture ST-NXP Wireless, and as such all assets and liabilities involved in this transaction have been deconsolidated from this sector. The operations until July 28, 2008 remain consolidated in the consolidated accounts.

    The Mobile & Personal sector will be regrouped as from 2009. The remaining part of the business unit, after the contribution of activities into the joint venture ST-NXP Wireless, will be moved into the sector MultiMarket Semiconductors in 2009.

  •
  Home is a leading supplier of systems and components for the TV, PC TV and direct memory access segments of the consumer semiconductors market.

  •
  Automotive & Identification has leading positions in car audio/radio, in-vehicle networking (IVN), car access and immobilization, tire pressure monitoring and magnetic sensors; Identification has leading positions in the radio frequency identification (RFID), near field communication (NFC) and eGovernment applications markets.

  •
  MultiMarket Semiconductors provides a broad range of standard products (e.g. Bipolar, Power Discretes, Transistors & Diodes and Logic) and application specific standard products (e.g. Integrated Discretes, Interface Products and Microcontrollers).

        The Company operates a shared manufacturing base, which is grouped in Manufacturing Operations (formerly named IC Manufacturing Operations), with the exception of manufacturing assets dedicated to MultiMarket Semiconductors products, which are reported as part of that segment.

        Corporate and Other includes certain research and development activities, IP licensing, Emerging Products and special items not directly allocated to Business Units and/or Manufacturing Operations.

        NXP Software (formerly Philips Software) included in Corporate and Other, specializes in innovative multimedia, security and connectivity solutions for manufacturers of mobile and portable equipment.

        Certain assets of the Company have been used jointly or managed at Corporate level. Arithmetical allocation of these assets to the various businesses is not deemed to be meaningful and as such total assets by segment has been omitted. Instead, inventories per segments are included.

Segments

	Sales	Research and development expenses	Income (loss) from operations	Income (loss) from operations as a % of sales	Results relating to equity- accounted investees
SUCCESSOR
For the year ended December 31, 2008
Mobile & Personal	1,356	344	(665)	(49.0)	(249)
Home	836	251	(875)	(104.7)	4
Automotive & Identification	1,285	246	73	5.7	(2)
MultiMarket Semiconductors	1,554	147	63	4.1	—
Manufacturing Operations(*)	324	40	(691)	• (1)	—
Corporate and Other	88	171	(551)	• (1)	(21)

	5,443	1,199	(2,646)	(48.6)	(268)

For the year ended December 31, 2007
Mobile & Personal	2,135	510	(159)	(7.4)	—
Home	927	258	(234)	(25.2)	(3)
Automotive & Identification	1,332	205	144	10.8	(5)
MultiMarket Semiconductors	1,619	118	164	10.1	—
Manufacturing Operations(*)	214	48	(210)	• (1)	—
Corporate and Other	94	189	(483)	• (1)	(32)

	6,321	1,328	(778)	(12.3)	(40)

For the period September 29, 2006 through December 31, 2006
Mobile & Personal	510	117	(174)	(34.1)	—
Home	273	64	(211)	(77.3)	—
Automotive & Identification	271	45	(330)	(121.8)	—
MultiMarket Semiconductors	423	32	(102)	(24.1)	—
Manufacturing Operations(*)	36	14	(92)	• (1)	—
Corporate and Other	20	60	(95)	• (1)	(3)

	1,533	332	(1,004)	(65.5)	(3)

PREDECESSOR
For the period January 1, 2006 through September 28, 2006
Mobile & Personal	1,463	349	29	2.0	—
Home	911	182	(46)	(5.0)	—
Automotive & Identification	826	115	188	22.8	—
MultiMarket Semiconductors	1,269	84	253	19.9	—
Manufacturing Operations(*)	175	81	9	• (1)	5
Corporate and Other	61	109	(260)	• (1)	(1)

	4,705	920	173	3.7	4

(*)
For the year ended December 31, 2008 Manufacturing Operations supplied USD 1,830 million (2007: USD 2,765 million, for the period September 29, 2006 through December 31, 2006: USD 579 million, for the period January 1, 2006 through September 28, 2006: USD 1,996 million) to other segments, which have been eliminated in the above presentation.

(1)
Percentage not meaningful

Segments

	Inventories(1)	Long-lived assets(2)	Total liabilities excl. debt	Gross capital expenditures	Depreciation property, plant and equipment
SUCCESSOR
For the year ended December 31, 2008
Mobile & Personal	75	385	243	40	65
Home	84	310	83	6	20
Automotive & Identification	110	2,034	53	8	16
MultiMarket Semiconductors	203	2,296	60	100	97
Manufacturing Operations	147	1,509	619	207	449
Corporate and Other	11	318	1,972	18	46

	630	6,852	3,030	379	693

For the year ended December 31, 2007
Mobile & Personal	276	1,762	310	63	38
Home	84	996	239	5	17
Automotive & Identification	118	2,273	80	6	12
MultiMarket Semiconductors	222	2,531	206	87	119
Manufacturing Operations	280	2,142	1,120	326	524
Corporate and Other	(22)	356	998	62	161

	958	10,060	2,953	549	871

For the period September 29, 2006 through December 31, 2006
Mobile & Personal	204	1,531	156	5	9
Home	110	910	100	3	4
Automotive & Identification	96	1,954	37	1	1
MultiMarket Semiconductors	218	2,330	117	18	33
Manufacturing Operations	219	2,258	690	84	137
Corporate and Other	—	699	961	32	36

	847	9,682	2,061	143	220

PREDECESSOR
For the period January 1, 2006 through September 28, 2006
Mobile & personal	224	61	161	24	15
Home	134	46	96	7	9
Automotive & Identification	104	19	33	12	2
MultiMarket Semiconductors	207	360	140	65	84
Manufacturing Operations	241	1,488	656	292	376
Corporate and Other	(1)	873	603	180	78

	909	2,847	1,689	580	564

(1)
Inventory "Corporate and Other" includes the central intercompany profit elimination from inventories.

(2)
Long-lived assets include property, plant and equipment, goodwill and other intangible fixed assets.

Goodwill assigned to segments

	Carrying value at January 1, 2008	Acquisitions	Divestments	Impairment	Translation differences and other changes*	Carrying value at December 31, 2008
SUCCESSOR
Mobile & Personal	778	20	(660)	—	62	200
Home	486	48	—	(381)	6	159
Automotive & Identification	1,297	—	—	—	(52)	1,245
MultiMarket Semiconductors	767	—	—	—	(31)	736
Manufacturing Operations	335	—	—	—	(15)	320
Corporate and Other	53	—	—	(49)	(3)	1

	3,716	68	(660)	(430)	(33)	2,661

*
Included are other changes related to a PPA tax benefit against goodwill. Refer to note 22.

Main countries

	Total sales(1)	Long-lived assets	Gross capital expenditures	Depreciation property, plant and equipment
SUCCESSOR
For the year ended December 31, 2008
China	907	144	51	40
Netherlands	970	5,607	63	250
Taiwan	406	63	12	32
United States	436	66	11	22
Singapore	556	261	20	117
Germany	346	250	39	68
South Korea	569	—	—	—
Other countries	1,253	461	183	164

	5,443	6,852	379	693

For the year ended December 31, 2007
China	1,263	135	47	50
Netherlands	1,022	8,371	77	235
Taiwan	527	131	38	47
United States	523	81	13	23
Singapore	545	358	97	142
Germany	386	317	57	78
South Korea	707	1	—	—
Other countries	1,348	666	220	296

	6,321	10,060	549	871

For the period September 29, 2006 through December 31, 2006
China	327	161	8	16
Netherlands	233	7,585	20	58
Taiwan	129	144	3	12
United States	132	88	8	6
Singapore	193	403	26	41
Germany	90	312	16	19
South Korea	14	1	—	—
Other countries	415	988	62	68

	1,533	9,682	143	220

	Sales to third parties	Sales to Philips companies	Total sales(1)	Long-lived assets	Gross capital expenditures	Depreciation property, plant and equipment
PREDECESSOR
For the period January 1, 2006 through September 28, 2006
China	1,037	28	1,065	174	47	38
Netherlands	737	19	756	469	41	87
Taiwan	337	—	337	155	24	38
United States	458	16	474	278	15	35
Singapore	541	6	547	435	54	136
Germany	245	—	245	351	77	62
South Korea	389	—	389	1	—	—
Other countries	876	16	892	984	322	168

	4,620	85	4,705	2,847	580	564

(1)
The allocation is based on invoicing organization.

From September 29, 2006 onwards, sales to Philips companies amounting to USD 23 million for the 2006 period, USD 74 million for 2007 and USD 20 million for 2008 are included in sales to third parties.

6      Related-party transactions

        The Company entered into related-party transactions with:

1.
Philips, which was the Company's parent during the predecessor periods and continued to hold an indirect 19.9% beneficial interest during the successor period.

2.
Various related parties in which NXP typically holds a 50% or less equity interest and has significant influence (refer to note 12). The transactions in these related parties are generally conducted with terms comparable to transactions with third-parties.

3.
Taiwan Semiconductor Manufacturing Company (TSMC) is a related party during the predecessor period as a result of Philips' interest in TSMC.

4.
The newly established joint venture with STMicroelectronics named ST-NXP Wireless.

        NXP and Philips will have continuing relationships through shared research and development activities and through license agreements. The previous existing global service agreements for—amongst others—payroll, network and purchase facilities are meanwhile terminated or are being terminated shortly. Additionally, through the purchase of component products, namely semiconductor products for the consumer electronic sector, NXP and Philips will have a continuing relationship for the foreseeable future.

        The following table presents the amounts related to revenues and expenses incurred in transactions with these related parties:

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Sales	200	24	77	112
Purchase of goods and services	212	48	241	328
General corporate expenses	77	—	—	—
Basic research	17	—	—	—
Interest expense to Philips companies, net	7	—	—	—

        The following table presents the amounts related to accounts receivable and payable balances with these related parties:

	SUCCESSOR
	December 31, 2007	December 31, 2008
Receivables	21	18
Payables	35	73

        As of December 31, 2008, the amounts receivable from STMicroelectronics amounted to USD 350 million, and the amounts payable were USD 385 million. The net amount payable of USD 35 million is recorded in the balance sheet under Accounts payables.

Predecessor

        Costs of services and corporate functions

        During the predecessor periods the Company participated in a variety of corporate-wide programs administered by Philips in areas such as cash management, insurance, employee benefits, information technology, intellectual property, and customs.

        Furthermore, the Company utilized various Philips shared services organizations for services such as:

  •
  Human Resource services such as payroll processing, benefits administration, recruitment and training

  •
  Accounting services

  •
  Information technology such as the cost of hardware, network and standard software applications

  •
  Purchasing of non-product related items

  •
  Real Estate services

        The costs of these services have been charged or allocated to the Company based on service level agreements and other contracts that include agreements on charges against actual costs. Please refer to notes 25, 26 and 34 for a discussion of the costs of pension benefits, other postretirement benefits and share-based compensation.

Successor

        In December 2006 and during 2007, selected members of our management purchased approximately 10.6 million depository receipts issued by the Stichting Management Co-Investment NXP, each of these receipts representing an economic interest in a common share of KASLION. These depository receipts have been purchased at a price estimated to be fair market value and in the aggregate represent a beneficial interest in KASLION of 0.25%.

General corporate expenses and Basic Research

        The financial statements for the predecessor periods also include expense allocations for certain corporate functions, historically provided by Philips but not charged to the semiconductors segment, such as management oversight, accounting, treasury, tax, legal, brand management and human resources, as well as an allocation of the costs of basic research performed by Philips. A proportional cost allocation method based upon sales has been used to estimate the amounts of these allocations.

        The Company considers the allocation of the costs of the aforementioned services and functions to be reasonable. However, these amounts may not be indicative of the costs that would have been necessary for the Company to operate as a stand-alone entity.

Interest expense

        The amount of net interest expense charged by Philips included in the combined statements of operations for January 1, 2006 through September 28, 2006 amounted to USD 7 million.

Loans with Philips companies

        As a result of the Separation, the Company had repaid all outstanding balances owed to Philips companies as of September 28, 2006.

Cash management and financing

        During the predecessor periods, the Company participated in Philips' worldwide cash management system under which the Company maintained bank accounts in specific banks as directed by Philips. Such accounts were generally zero balanced, where possible, to the Philips global pool, allowing cash to be managed and centralized by Philips.

        The transfer of funds in and between the countries is accounted for via intercompany accounts. The balance of these intercompany accounts has been presented in the caption Philips' net investment in the Company, which is presented as a part of business' equity. Interest income and expense are generally not recorded on these domestic intercompany balances. Where pooling of cash balances was not possible, longer term cash surpluses were generally placed on deposit with Philips until dividends were distributed to Philips. Philips also maintained an in-house banking arrangement that provided facilities for Philips entities to obtain funds for local short term funding requirements. Longer term and structural financing was provided to Philips legal entities either through specific intercompany loans with Philips or through third party financing. Philips did not allocate interest to specific segments or businesses. The combined statements of operations include intercompany interest income and expense that has been recorded by legal entities that include only the Company's businesses. Interest income and expense of shared legal entities of the Company and other Philips divisions have not been included in the combined statements of operations.

        Cash and cash equivalents, external debt, intercompany loans, and related interest income and expense have been included in the Company's financial statements for the predecessor periods to the extent such amounts were actually held or incurred by the legal entities that are part of the Company.

7      Acquisitions and divestments

2008

        During 2008, the Company entered into a number of acquisitions. All business combinations have been accounted for using the purchase method of accounting. The more important business combinations in 2008 were the acquisitions of GloNav, Conexant's Broadband Media Processing business, and NuTune. All acquisitions, both individually and in the aggregate, were deemed immaterial in respect of the SFAS 141 disclosure requirements.

        In January, 2008, NXP acquired GloNav Inc., a US-based fabless semiconductor company, adding GPS (Global Positioning Systems) to the connected entertainment portfolio. The assets acquired amounted to USD 2 million, the liabilities assumed amounted to USD 4 million. The purchase price was USD 87 million and was allocated to other intangible assets (USD 69 million) and goodwill (USD 20 million, net of deferred taxes).

        As a result of the contribution of the wireless operations into the new joint venture ST-NXP Wireless, GloNav was part of this transaction and as such also included in this transfer of net assets on August 2, 2008.

        On August 11, 2008, NXP completed its acquisition of the Broadband Media Processing (BMP) business of Conexant Systems, Inc. which provides industry-leading solutions for satellite, cable and IPTV applications. The assets acquired amounted to USD 22 million, the liabilities assumed amounted to USD 1 million. The purchase price (net of cash acquired) was USD 111 million and was allocated to Other intangible assets (USD 58 million) and Goodwill (USD 32 million). The revenue in the year of acquisition since the date of acquisition was USD 63 million.

        NXP also has an additional consideration of up to USD 35 million based on the achievement of certain revenue milestones over the period from closing through 2009.

        On September 1, 2008, NXP and Thomson combined their can tuner module operations in a joint venture, named NuTune. NXP has a 55% ownership and Thomson the remaining 45%.

        The net assets acquired amounted to USD 20 million and resulted in a goodwill allocation of USD 16 million.

        The revenue in the year of acquisition since the date of acquisition was USD 31 million.

        The most significant divestment in 2008 was the major part of the Company's Mobile & Personal business unit.

        On August 2, 2008, NXP and STMicroelectronics (STM) combined their wireless operations to form a new joint-venture company—ST-NXP Wireless—, in which NXP contributed business and assets forming a substantial portion of its Mobile & Personal business unit (excluding Sound Solutions, Mobile Infrastructure and amplifiers). STM owns a majority stake (80%) and NXP has a 20% ownership while receiving USD 1.55 billion from STM. The 20% investment in the combined wireless operations is accounted for by the equity method because the Company has significant influence. As a result of retaining this 20% investment and the ongoing significant cash flows, the divestment is not reported as a discontinued operation. The net assets divested amounted to USD 1,976 million, resulting in a loss on their transaction of USD 413 million, which has been reported under Other business income.

        In February 2009, STM exercised its option to buy the 20% ownership for an amount of USD 92 million.

2007

        On March 23, 2007, NXP completed its acquisition of the Cellular Communication business of Silicon Laboratories Inc., a leader in Radio Frequency (RF) technology for mobile phones. NXP acquired the Cellular Communication business for USD 288 million in cash, and has been consolidated within the segment Mobile & Personal as from the acquisition date. Contingent upon the achievement of certain milestones in the next three years, an additional USD 65 million may be paid up for the acquisition. Related to this earn-out, an amount of USD 4 million has been included in the purchase price accounting. The purchase price for the acquisition was allocated to Property, plant and equipment (USD 9 million), Other intangible assets (USD 104 million), Assets and liabilities (USD 22 million) and Goodwill (USD 153 million).

        On September 5, 2007, NXP completed the divestment of its Cordless and VoIP Terminal operations to DSP Group for an initial payment of USD 200 million in cash and 4,186,603 newly issued shares of DSP Group's common stock. As a result of the transaction, NXP now owns approximately 16% of DSP Group's outstanding common stock. The net assets divested amounted to USD 90 million. Furthermore, liabilities for future payments and various expenses were taken into consideration resulting in a gain on this transaction of USD 119 million, which has been reported under Other business income.

2006

Successor

        In November 2006, the Company's option to purchase additional outstanding stock of the Singapore-based wafer fabrication firm Systems on Silicon Manufacturing Company (SSMC) was fully exercised. An incremental 10.7% SSMC shares were acquired from the Economic Development Board (EDB), increasing the Company's equity interest to 61.2%, at cost of USD 118 million paid in cash. The total purchase price was allocated to property, plant and equipment (USD 8 million), goodwill

(USD 35 million), other intangibles (USD 19 million) and, as a consequence, a reduction in minority interests (USD 59 million). Other intangibles fully consist of core technology.

        In 2006 there were no material divestments.

8      Income from operations

        For information related to sales and income from operations on a geographical and business basis, see note 5.

Sales composition

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Goods	4,684	1,526	6,291	5,420
Licenses	21	7	30	23

	4,705	1,533	6,321	5,443

Salaries and wages

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Salaries and wages	1,196	434	1,969	2,210
Pension and other postemployment costs	87	34	46	130
Other social security and similar charges:
— Required by law	170	58	256	224
— Voluntary	2	1	15	13

	1,455	527	2,286	2,577

        Salaries and wages in 2008 include USD 449 million (2007: USD 178 million; September 29, 2006 through December 31, 2006: USD 6 million; January 1, 2006 through September 28, 2006: USD 23 million) relating to restructuring charges. Pension and other postemployment costs include the costs of pension benefits, other postretirement benefits, and postemployment benefits, including obligatory severance.

Depreciation and amortization

        Depreciation of property, plant and equipment and amortization of intangibles are as follows:

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Depreciation of property, plant and equipment	564	220	871	693
Amortization of internal use software	13	7	31	40
Amortization of goodwill and other intangibles:
— Amortization of other intangible assets	11	153	630	537
— Impairment of goodwill	—	—	—	430
— Impairment of other intangible assets	—	—	—	284
Write-off of in-process research and development	—	664	15	26

	588	1,044	1,547	2,010

        Depreciation of property, plant and equipment in 2008 includes an additional write-off in connection with the retirement of property, plant and equipment amounting to USD 4 million (2007: USD 3 million; September 29, 2006 through December 31, 2006: USD 4 million, January 1, 2006 through September 28, 2006: USD 1 million).

        The additional depreciation property, plant and equipment resulting from the purchase price accounting amounted to USD 151 million (2007: USD 137 million; September 29, 2006 through December 31, 2006: USD 32 million.

        Depreciation of property, plant and equipment include USD 6 million relating to impairment charges (2007: USD 20 million; September 29, 2006 through December 31, 2006: nil, January 1, 2006 through September 28, 2006: nil).

        Depreciation of property, plant and equipment and amortization of software are primarily included in cost of sales.

        The Company periodically reviews the carrying value of its long-lived assets and reviews annually the carrying value of its recorded goodwill.

        Following the ongoing loss-making situation of the Company as a result of poor economic market circumstances, goodwill impairment tests were carried-out in the third quarter of 2008.

        As a result of these tests, an impairment situation was demonstrated in our business segments Home and Corporate and Other. Simultaneously we have tested for impairment other intangible assets belonging to these segments. Following these tests a goodwill impairment charge of USD 430 million was recognized in 2008. Of this impairment an amount of USD 381 million related to the Home segment and an amount of USD 49 million related to the segment Corporate and Other. The impairment test for other intangible assets resulted in an impairment loss of USD 284 million, which was fully attributable to the Home segment. Based on our assessment of the impact of changes in the key assumptions subsequent to the third quarter, it was concluded that no additional impairment was required.

        In 2007 and previous years, no goodwill impairments were recorded.

        Included in the amortization of other intangible assets is the additional amortization other intangible assets resulting from the purchase price accounting amounted to USD 537 million (2007: USD 636 million; September 29, 2006 through December 31, 2006: USD 154 million).

Rent

        Rent expenses amounted to USD 84 million in 2008 (2007: USD 94 million; September 29, 2006 through December 31, 2006: USD 26 million, January 1, 2006 through September 28, 2006: USD 61 million).

Selling expenses

        Selling expenses incurred in 2008 totaled USD 400 million (2007: USD 425 million; September 29, 2006 through December 31, 2006: USD 114 million, January 1, 2006 through September 28, 2006: USD 343 million). Included are shipping and handling costs of USD 25 million (2007: USD 29 million).

        The selling expenses mainly relate to the cost of the sales and marketing organization. This mainly consists of account management, marketing, first and second line support, and order desk.

General and administrative expenses

        General and administrative expenses include the costs related to management and staff departments in the corporate center, business units and business lines, amounting to USD 1,161 million in 2008 (2007: USD 1,189 million; September 29, 2006 through December 31, 2006: USD 250 million, January 1, 2006 through September 28, 2006: USD 382 million), of which nil (2007: nil, September 29, 2006 through December 31, 2006: nil, January 1, 2006 through September 28, 2006: USD 79 million) was allocated from Philips.

        Also included is the amortization of other intangible assets in connection with the purchase price accounting, amounting to USD 536 million (2007: USD 621 million; September 29, 2006 through December 31, 2006; USD 154 million).

Research and development expenses

        Expenditures for research and development activities amounted to USD 1,199 million in 2008 (2007: USD 1,328 million, September 29, 2006 through December 31, 2006: USD 332 million, January 1, 2006 through September 28, 2006: USD 920 million), of which nil (2007: nil, September 29, 2006 through December 31, 2006: nil, January 1, 2006 through September 28, 2006: USD 17 million) was allocated from Philips.

        For information related to research and development expenses on a segment basis, refer to note 5.

Write-off of acquired in-process research and development

        In 2008, the write-off of acquired in-process research and development related to the acquisition of GloNav Inc. amounting to USD 12 million and Conexant Systems Inc. totaling USD 14 million.

        In 2007, the write-off of acquired in-process research and development related to the acquisition of the Cellular Communications business of Silicon Labs amounting to USD 15 million.

        The full amounts have been written-off immediately and charged to the statement of operations for 2008 and 2007 and the period September 29, 2006 through December 31, 2006 (refer to note 3 regarding purchase accounting).

        As part of the purchase price allocation in 2006 related to the separation from Philips, USD 664 million was identified as in-process research and development relating to incomplete projects for which no alternative use could be determined.

Other income and expense

        Other income and expense consists of the following:

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Results on disposal of properties	9	5	1	5
Results on disposal of businesses	—	—	113	(374)
Remaining income (expense)	13	(1)	20	5

	22	4	134	(364)

        In 2008, the result on disposal of properties related to a gain of USD 8 million from the sale of buildings of Boeblingen Germany, a loss of USD 8 million related to the Crolles factory in France and various other sales of properties.

        The result on disposal of properties for all previous periods represents gains and losses arising from the sale of various properties. For the period January 1, 2006 through September 28, 2006 most significant was the sale of property in Albuquerque.

        The result on disposal of businesses in 2008 includes a loss of USD 413 million related to the divestment of the major part of the Mobile & Personal business unit:

Gross cash proceeds	1,550
Transaction-related costs	(84)
Cash divested	(33)

Net cash proceeds	1,433
20% shareholding ST-NXP Wireless J.V. at fair value at acquisition date	341
Total consideration	1,774

Net assets divested:
Intangible assets (incl. goodwill)	(1,327)
Property, plant and equipment	(303)
Inventories	(230)
Remaining assets	(166)
Liabilities	50

(1,976)
Liabilities deducted from transaction result	(211)

Result on transaction included in income from operations	(413)

        At year-end 2008, the Company had recorded a non cash impairment charge of USD 249 million, as a result of the decline in fair value of the 20% shareholding in the ST-NXP Wireless J.V., which was recorded under Results relating to equity-accounted investees. Reference is also made to Note 12.

        Furthermore, gains on disposals of R/F Mems activities (USD 15 million) and part of software activities (USD 14 million), and a merger gain on NuTune (USD 12 million) were included.

        The result on disposal of businesses in 2007 includes USD 119 million related to the divestment of the Cordless & VoIP Terminal operations.

        In 2008 and 2007, remaining income consists of various smaller items for all periods reported.

9      Restructuring charges

        In 2008, a charge of USD 594 million was recorded for restructuring (2007: USD 218 million, 2006: USD 26 million) of which USD 443 million related to employee termination costs in connection with the Redesign Program. The remainder relates to write-down of inventories of USD 36 million, various closure costs of USD 41 million (mainly Boeblingen of USD 27 million) and various other restructuring charges of USD 74 million. There were no inventory write-downs in the previous years.

        The components of restructuring charges recorded in 2008, 2007, in the successor period September 29, 2006 through December 31, 2006 and in the predecessor period January 1, 2006 through September 28, 2006 are as follows:

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Personnel lay-off costs	23	6	178	449
Write-down of assets	4	—	20	36
Other restructuring costs	—	—	24	125
Release of excess provisions/accruals	(6)	(1)	(4)	(16)

Net restructuring charges	21	5	218	594

        The restructuring charges are included in the following line items in the statement of operations:

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Cost of sales	4	6	173	348
Selling expenses	11	(1)	15	19
General and administrative expenses	—	—	18	124
Research & development expenses	6	—	12	97
Other income and expenses	—	—	—	6

Net restructuring and impairment charges	21	5	218	594

        The most significant new projects for restructuring in 2008.

        In 2008, the restructuring charges mainly related to the Redesign Program of the Company, resulting in the closure or sale of:

  •
  The "ICN5" part of the facility in Nijmegen, The Netherlands;

  •
  The "ICH" fab of the Hamburg, facility, Germany;

  •
  The fab in Fishkill, in the USA

  •
  NXP's factory in Caen, France, which will be marketed for sale.

        Furthermore, a reduction in support functions at the Corporate Center is part of the Redesign Program as a consequence of the downsizing of the Company.

        In 2007, the charges mainly related to the exit of the Crolles2 Alliance in France and subsequent sale of its equipment, relocation of activities in the Philippines and Germany, the discontinuation of power amplifier and front-end-module production in the Philippines, the reorganization to improve further efficiency in the Netherlands and some smaller projects, primarily related to lay-offs.

        In 2006 the Company has executed restructuring programs to reduce excess capacity, increase operational efficiency and implement an asset-light flexible manufacturing strategy. In the period January 1, 2006 through September 28, 2006 the charge is mainly related to the restructuring of the back-office of the sales organization (USD 11 million), the increase of the operational efficiency in the manufacturing organization (USD 4 million) and reorganization of development sites in Europe (USD 6 million). In the successor period September 29, 2006 through December 31, 2006 it related to releases from our sales organizations' restructuring and our activities in Stadskanaal.

        The following tables present the changes in the position of restructuring liabilities by segment from January 1, 2008 through December 31, 2008:

	Balance January 1, 2008	Additions	Utilized	Released	Other changes(1)	Balance December 31, 2008
Mobile & Personal	1	19	(16)		(3)	1
Home	9	30	(23)	(5)	3	14
Automotive & Identification	—	8	(5)		(1)	2
MultiMarket Semiconductors	1	9	(7)		(3)	—
Manufacturing Operations	98	364	(192)	(4)	10	276
Corporate and Other	3	180	(9)	(7)	38	205

	112	610	(252)	(16)	44	498

(1)
Other changes primarily related to translation differences

        The total restructuring liability as of December 31, 2008 of USD 498 million is classified in the balance sheet under provisions (USD 420 million) and accrued liabilities (USD 78 million). In 2007, the restructuring liability of USD 112 million was recorded in the balance sheet under accrued liabilities.

        Additions in 2008 of USD 610 million are presented by segment as follows:

	Personnel costs	Write-down of assets	Other changes	Total
Mobile & Personal	18		1	19
Home	21		9	30
Automotive & Identification	5		3	8
MultiMarket Semiconductors	5		4	9
Manufacturing Operations	264	36	64	364
Corporate and Other	136		44	180

	449	36	125	610

        The following tables present the changes in the position of restructuring liabilities by segment from January 1, 2007 through December 31, 2007:

	Balance January 1, 2007	Additions	Utilized	Released	Other changes(1)	Balance December 31, 2007
Mobile & Personal	—	11	(10)			1
Home	1	19	(12)		1	9
Automotive & Identification	—					—
MultiMarket Semiconductors	4	1	(3)		(1)	1
Manufacturing Operations	8	133	(50)		7	98
Corporate and Other	3	58	(54)	(4)		3

	16	222	(129)	(4)	7	112

(1)
Other changes primarily related to translation differences

        Additions in 2007 of USD 222 million are presented by segment as follows:

	Personnel costs	Write-down of assets	Other changes	Total
Mobile & Personal	4		7	11
Home	16		3	19
Automotive & Identification
MultiMarket Semiconductors	1			1
Manufacturing Operations	114	12	7	133
Corporate and Other	43	8	7	58

	178	20	24	222

        The releases of surplus in 2008 and 2007 were primarily attributable to reduction in severance payments due to an internal transfer of employees to other positions in the Company, who were originally expected to be laid off.

10    Financial income and expenses

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Interest income	4	15	43	27
Interest expense	(20)	(117)	(495)	(502)
Interest expense Philips, net	(7)	—	—	—

Total interest expense, net	(23)	(102)	(452)	(475)
Foreign exchange rate results	—	62	300	(87)
Miscellaneous financing costs/income, net	(4)	(54)	(29)	(52)

Total other income and expense	(4)	8	271	(139)

Total	(27)	(94)	(181)	(614)

Successor

        In 2008, interest expense, net, of USD 475 million (2007: USD 452 million) was mainly related to the interest expense on the EUR and USD notes.

        Interest expense for the period September 29, 2006 through December 31, 2006, net of USD 102 million, was mainly related to the interest expense that was recorded in connection with the bridge financing facility (USD 18 million) and the issuance of notes (USD 95 million).

        In 2008, foreign exchange results amounted to a loss of USD 87 million (2007: a gain of USD 300 million) and are composed of exchange rate fluctuations:

  •
  related to the USD notes, a loss of USD 230 million (2007: a gain of USD 419 million);

  •
  related to intercompany financing a loss of USD 46 million (2007: a loss of USD 29 million).

  •
  related to the Company's foreign currency cash and cash equivalents of a gain of USD 163 million (2007: a loss of USD 64 million);

  •
  related to foreign currency contracts a gain of USD 25 million (2007: a loss of USD 20 million);

  •
  related to remaining items a gain of USD 1 million (2007: a loss of USD 6 million)

        Foreign exchange results for the period September 29, 2006 through December 31, 2006, a profit of USD 62 million mainly include losses related to a bridge financing (USD 36 million) and foreign exchange gains related to the USD denominated notes (USD 143 million). Furthermore, an exchange loss of USD 31 million was related to cash and cash equivalents.

        In 2008, miscellaneous financing costs included an impairment charge of USD 25 million (2007: USD 21 million) related to the DSPG shares, that were received in connection with the divestment of the Cordless & VoIP Terminals operations in 2007. Furthermore, an impairment loss of USD 13 million was recorded in 2008 on the fair value of a put option that was received in connection with a partly divestment of software activities.

        Also included in 2008 is the amortization of capitalized fees (relating to the issuance of the EUR/USD notes in 2006) amounting to USD 14 million (2007: USD 8 million).

        Miscellaneous financing costs for the period September 29, 2006 through December 31, 2006 include fees related to the bridge financing (USD 50 million).

Predecessor

        Net interest expense, for the period January 1, 2006 through September 28, 2006 decreased to USD 23 million, mainly due to lower financing by Philips.

11    Income taxes

Accounting for Income Taxes

        In accounting for income taxes the liability method has been used. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, using the statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date under the law. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

        The tax expense on the loss before income tax in 2008 amounted to USD 46 million (2007: a benefit of USD 396 million; September 29, 2006 through December 31, 2006: a benefit of USD 312 million; January 1, 2006 through September 28, 2006: an expense of USD 81 million).

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
The components of income tax benefit (expense) are as follows:
Netherlands:
Current taxes	(24)	—	—	—
Deferred taxes	—	272	273	43

	(24)	272	273	43
Foreign:
Current taxes	(80)	(6)	(9)	(124)
Deferred taxes	23	46	132	35

	(57)	40	123	(89)

Income tax (expense) benefit	(81)	312	396	(46)

        The Company's operations are subject to income taxes in various jurisdictions. Excluding certain tax incentives, the statutory income tax rates vary from 16% to 44%.

        A reconciliation of the statutory income tax rate in the Netherlands as a percentage of income before taxes and the effective income tax rate is as follows:

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Statutory income tax in the Netherlands	29.6	29.6	25.5	25.5
Rate differential local statutory rates versus statutory rates of the Netherlands	(2.6)	(2.4)	2.8	(3.3)
Changes in the valuation allowance:
— utilization of previously reserved loss carryforwards	(5.0)	—	0.5	—
— new loss carryforwards not expected to be realized	19.6	(0.7)	—	(15.0)
— release and other changes	(11.4)	(0.2)	(0.9)	—
Changes previous year's tax effect	—	0.2	4.9	(0.8)
Non-taxable income	(2.9)	0.8	5.9	(6.1)
Non-tax-deductible expenses	0.2	(0.1)	(4.4)	(0.2)
Withholding and other taxes	5.6	(0.1)	1.5	—
Tax incentives and other	23.0	1.3	5.5	(1.5)

Effective tax rate	56.1%	28.4%	41.3%	(1.4%)

Deferred tax assets and liabilities

        Deferred tax assets and liabilities relate to the following balance sheet captions:

	As of December 31, 2007		As of December 31, 2008
	Assets	Liabilities	Assets	Liabilities
Intangible assets	223	(867)	75	(451)
Property, plant and equipment	13	(19)	26	(39)
Inventories	28	(13)	5	(3)
Receivables	1	—	5	(3)
Other assets	2	(3)	5	(6)
Provisions:
— Pensions	2	(16)	33	(3)
— Guarantees	1	—	—	—
— Restructuring	—	—	101	—
— Other	15	—	5	(6)
Long-term debt	—	(176)	28	(157)
Other liabilities (incl. Restructuring)	35	—	17	—
Tax loss carryforwards (including tax credit carryforwards)	588	—	747	—

Total deferred tax assets (liabilities)	908	(1,094)	1,047	(668)

Net deferred tax position	(186)		379
Valuation allowances	(12)		(508)

Net deferred tax assets (liabilities)	(198)		(129)

        The Company has significant net deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards and deductible temporary differences that may reduce taxable income in future periods.

        Valuation allowances have been established for deferred tax assets based on a "more likely than not" threshold. Our ability to realize our deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction.

        The following possible sources of taxable income have been considered when assessing the realization of our deferred tax assets:

  •
  Future reversals of existing taxable temporary differences;

  •
  Future taxable income exclusive of reversing temporary differences and carryforwards;

  •
  Taxable income in prior carryback years; and

  •
  Tax-planning strategies.

        In 2008, we recorded a charge of USD 496 million related to establishing valuation allowances against our net deferred tax assets in the Netherlands, Germany, France and USA. Despite our positive long-term financial outlook we concluded in line with FAS 109 principles that building a partial valuation allowance is an appropriate approach, because of the Company's recent history of cumulative tax losses for these countries.

        At the moment that the Company's operating performance improves on a sustained basis, our conclusion regarding the need for such valuation allowance could change.

        After the recording of the valuation allowance against deferred tax assets for The Netherlands, Germany, France and USA, a net deferred tax liability remains of USD 129 million. This is caused by the fact that certain taxable temporary differences reverse outside the loss carry forward period and certain countries show a net deferred tax liability.

        At December 31, 2008, operating loss carryforwards expire as follows:

Total	2009	2010	2011	2012	2013	2014-2018	later	unlimited
2,544					2	1,999		543

        The Company also has tax credit carryforwards of USD 43 million, which are available to offset future tax, if any, and which expire as follows:

Total	2009	2010	2011	2012	2013	2014-2018	later	unlimited
43							4	39

        The classification of the deferred tax assets and liabilities in the Company's balance sheet is as follows:

	2007	2008
Deferred tax assets grouped under other current assets	47	39
Deferred tax assets grouped under other non-current assets	321	334
Deferred tax liabilities grouped under provisions	(566)	(502)

	(198)	(129)

        Net income tax payable as of December 31, 2008 amounted to USD 38 million and includes amounts directly payable to or receivable from tax authorities (2007: USD 8 million).

        In addition to the recognized deferred income taxes, an unrecognized deferred income tax liability as of December 31, 2008, of USD 57 million (2007: USD 38 million) relates to unremitted earnings in foreign Group companies, which are considered to be permanently re-invested. Under current Dutch tax law, no additional taxes are payable. However, in certain jurisdictions, withholding taxes would be payable.

        Effective January 1, 2007, the Company adopted FIN48, "Accounting for Uncertainty in Income Taxes". The evaluation of a tax position in accordance with this Interpretation is a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position, presuming that the taxing authority has full knowledge of all relevant information. The second step is measurement: a tax position that meets the recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

        The Company classifies interest as financial charges and penalties as income taxes. The total interest (as relevant in this regard) as of December 31, 2008 amounted to USD 7 million (2007: USD 3 million). Penalties included in the balance of unrecognized tax benefits amounted to USD 1 million.

        The gross unrecognized tax benefits as of adoption of FIN48 amounts to USD 55 million and, if recognized, would affect the effective tax rate by 1.4%.

        A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Uncertain tax positions

Balance as of January 1, 2008	38
Increases from tax positions taken during prior periods	14
Decreases from tax positions taken during prior periods	—
Increases from tax positions taken during current period	3
Decreases from tax positions taken during current period	—
Increases relating to settlements with the tax authorities	—
Decreases relating to settlements with the tax authorities	—
Reductions as a result of lapse of statute of limitations	—

Balance as of December 31, 2008	55

        Tax years that remain subject to examination by major tax jurisdictions are 2006, 2007 and 2008.

12    Investments equity-accounted investees

Results relating to equity-accounted investees

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Company's participation in income (loss)	(2)	(3)	(11)	(4)
Gains arising from dilution effects	6	—	—	—
Investment impairment charges	—	—	(29)	(268)
Incidental results	—	—	—	4

	4	(3)	(40)	(268)

        Detailed information on the aforementioned individual subjects is set out below.

        Company's participation in income (loss)

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
ST-NXP wireless	—	—	—	—
ASMC	1	—	(3)	2
Moversa	—	—	(5)	(3)
Others	(3)	(3)	(3)	(3)

	(2)	(3)	(11)	(4)

        The Company's share in income of equity accounted investees related to various equity-accounted investees.

Gains arising from dilution effects

        The gain arising from dilution effects in the period January 1, 2006 through September 28, 2006, is related to the initial public offering by ASMC, resulting in a dilution of NXP's shareholding from 37% to 27%.

Investment impairment charges

        Effective February 2, 2009, STMicrolectronics exercised its option to buy NXP's 20% ownership in the ST-NXP Wireless joint-venture for an agreed purchase price of USD 92 million. The Company's investment in the ST-NXP Wireless joint-venture has been tested for impairment. As a result, a non-cash impairment loss had to be recorded. In determining the impairment loss, the fair value of our investment has been based on level 3 measures. The level 3 measure has been derived from the execution of STMicroelectronics' call option on our investment. As a consequence, an impairment loss of USD 249 million was recorded.

        Due to an other-than-temporary decline of the fair value of the shareholding in ASMC, the Company recorded an impairment loss of USD 19 million in 2008 (2007: USD 29 million).

Investments in and loans to equity-accounted investees

        The changes in 2008 are as follows:

	Loans	Investments	Total
Balance as of January 1	13	63	76
Changes:
Acquisitions/additions	8	341	349
Reclassifications	—	—	—
Transfer from consolidated companies	—	—	—
Sales/repayments	—	—	—
Share in income (loss)	(4)	—	(4)
Impairment charges	—	(268)	(268)
Translation and exchange rate differences	1	4	5

Balance as of December 31	18	140	158

        Acquisitions mainly relate to the newly acquired 20% ownership in the ST-NXP wireless joint-venture, resulting from the transfer of assets of the Mobile & Personal business unit into those of STMicorelctronics, initially amounting to USD 341 million being the fair value at the time of closing the deal, and loans granted to T3G of USD 8 million.

        The total carrying value of investments in equity-accounted investees is summarized as follows:

	As of December 31, 2007		As of December 31, 2008
	Shareholding %	Amount	Shareholding %	Amount
ST-NXP wireless	—	—	20	92
ASMC	27	20	27	5
Moversa	50	9	50	7
ASEN	40	33	40	36
Others		14		18

		76		158

        Investments in equity-accounted investees are included in the segments Mobile & Personal, Home, Automotive & Identification and Corporate and Other.

13    Minority interests

        The share of minority interests in the results of the Company resulted in a charge to the combined and consolidated statements of operations of USD 26 million in 2008 (2007: USD 47 million;

September 29, 2006 through December 31, 2006: USD 5 million; January 1, 2006 through September 28, 2006: USD 63 million).

        As of December 31, 2008, minority interests in consolidated companies totaled USD 213 million (2007: USD 257 million).

        In 2008 and 2007, minority interests almost entirely relates to the shareholding in SSMC in Singapore.

14    Securities

        The changes during 2008 are as follows:

Balance as of January 1	—
Reclassifications	24
Fair value adjustments	6
Translation differences	3

Balance as of December 31	33

        DSPG shares acquired as part of the divestment of the Company's Cordless & VoIP Terminals in 2007, were reclassified at the end of 2008 from Other non-current financial assets to current assets as a consequence of the elapse of the holding period and valued at fair value. Refer to note 18.

15    Receivables

        Accounts receivable are summarized as follows:

	As of December 31, 2007	As of December 31, 2008
Accounts receivable from third parties	727	460
Accounts receivable from equity-accounted investees	6	1
Less: allowance for doubtful accounts	(3)	(2)

	730	459

        Accounts receivable from third parties include receivables from Philips companies of USD 12 million (2007: USD 13 million).

        Income taxes receivable totaling USD 42 million (2007: USD 16 million) are included under other receivables.

        The changes in allowances for doubtful accounts are as follows:

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Balance as of January 1,	4	3	4	3
Additions charged to income	—	1	—	—
Deductions from allowance(1)	(1)	—	(1)	(1)
Other movements(2)	—	—	—	—

Balance end of period	3	4	3	2

(1)
Write-offs for which an allowance was previously provided

(2)
Included the effect of translation differences and consolidation changes

16    Inventories

        Inventories are summarized as follows:

	As of December 31, 2007	As of December 31, 2008
Raw materials and supplies	486	377
Work in process	264	107
Finished goods	208	146

	958	630

        The deconsolidation of the wireless activities resulted in a decline in inventories of USD 230 million.

        A portion of the finished goods stored at customer locations under consignment amounted to USD 26 million as of December 31, 2008 (2007: USD 53 million).

        The amounts recorded above are net of an allowance for obsolescence.

        The changes in the allowance for obsolescence for 2008 were as follows:

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Balance as of January 1	96	92	77	86
Additions charged to income	40	26	23	76
Deductions from allowance	(37)	(40)	(49)	(48)
Other movements(1)	(7)	(1)	35	(31)

Balance as of December 31	92	77	86	83

(1)
Included the effect of translation differences and consolidation changes

17    Other current assets

        Other current assets as of December 31, 2008, consist of a current deferred tax asset of USD 39 million (2007: USD 47 million), derivative instrument assets of USD 37 million (2007: USD 53 million), the current portion of capitalized unamortized fees related to the issuance of notes of USD 11 million (2007: USD 12 million) and prepaid expenses of USD 125 million (2007: USD 125 million).

18    Other non-current financial assets

        The changes during 2008 are as follows:

	Available for sale securities	Other	Total
Balance as of January 1	52	12	64
Changes:
Reclassifications	(24)	—	(24)
Acquisitions/additions	15	12	27
Sales/repayments	—	(6)	(6)
Impairment	(38)	—	(38)
Translation and exchange differences	(5)	—	(5)

Balance as of December 31	—	18	18

        Included in other non-current financial assets are 4,186,603 shares of DSPG's common stock, acquired as part of the divestment of the Company's Cordless & VoIP Terminal operations, valued at USD 72 million at the date of the transaction in 2007. These shares were restricted to be sold within two years after closing and as such initially valued at cost. During 2008, the Company recognized an impairment loss of USD 25 million (2007: USD 21 million), because of an other-than-temporary decline in value. Early 2009, agreement has been reached with DSPG that they will repurchase their shares at an adjusted market price, which closing is expected to be finalized in March 2009. As a consequence, at the end of 2008 the DSPG shares were reclassified to Securities. Please refer to note 14.

        Also included is an impairment loss of USD 13 million related to a put option that was received in connection with a partial divestment of software activities.

19    Other non-current assets

        Other non-current assets as of December 31, 2008 include prepaid pension costs of USD 25 million (2007: USD 43 million), the non-current portion of deferred tax assets of USD 334 million (2007: USD 321million) and the non-current portion of capitalized unamortized fees related to the issuance of notes of USD 78 million (2007: USD 91 million).

        The term of amortization of capitalized fees related to the issuance cost of notes is on average 6 years.

20    Property, plant and equipment

        Property, plant and equipment consisted of:

	Total	Land and buildings	Machinery and installations	Other equipment	Prepayments and construction in progress	Assets held for sale or disposal
Balance as of January 1, 2008:
Cost	3,236	944	1,726	249	187	130
Accumulated depreciation and impairments	(606)	(52)	(485)	(69)	—	—

	2,630	892	1,241	180	187	130
Less: Assets held for sale (cost)	(130)					(130)

Book value	2,500	892	1,241	180	187	—
Changes in book value:
Capital expenditures	379	—	—	—	379	—
Transfer assets put into use	—	39	424	38	(501)	—
Retirements and sales	(53)	—	(51)	(2)	—	—
Depreciation	(683)	(80)	(550)	(53)	—	—
Write-downs and impairments	(6)	—	(4)	(2)	—	—
Consolidation changes	(278)	(80)	(154)	(32)	(12)	—
Translation differences	(52)	(21)	(28)	(4)	1	—

Total changes	(693)	(142)	(363)	(55)	(133)	—
Balance as of December 31, 2008:
Cost	3,594	873	2,377	282	54	8
Accumulated depreciation and impairments	(1,787)	(123)	(1,499)	(157)	—	(8)

Book value	1,807	750	878	125	54	—

        Land with a book value of USD 122 million (2007: USD 125 million) is not depreciated.

        In 2008, properties which were classified as Assets held for sale, were sold for USD 130 million.

        The expected service lives as of December 31, 2008 were as follows:

Buildings	from 12 to 50 years
Machinery and installations	from 2 to 7 years
Lease assets	from 3 to 10 years
Other equipment	from 3 to 10 years

        In 2008 and 2007, there was no significant capitalized interest related to the construction in progress.

21    Intangible assets excluding goodwill

        The changes in 2008 were as follows:

	Total	Other intangible assets	Software
Balance as of January 1, 2008:
Cost	4,643	4,542	101
Accumulated amortization	(799)	(762)	(37)

Book value	3,844	3,780	64
Changes in book value:
Acquisitions/additions	163	127	36
Divestments	(667)	(667)	—
Amortization	(577)	(537)	(40)
Impairment charges	(284)	(284)	—
Write-off in-process research and development	(26)	(26)	—
Consolidation changes	(2)	—	(2)
Translation differences	(67)	(67)	—

Total changes	(1,460)	(1,454)	(6)
Balance as of December 31, 2008:
Cost	3,674	3,547	127
Accumulated amortization	(1,290)	(1,221)	(69)

Book value	2,384	2,326	58

        Additions to other intangible assets relate to the following acquisitions in 2008:

  –
  Broadband Media Processing (BMP) business of Conexant Systems, Inc. amounting to USD 58 million.

  –
  GloNav Inc. amounting to USD 69 million.

        As a result of the sale of the Mobile & Personal operations in 2008, the related Other intangible assets have been removed under Divestments.

        As a result of the yearly impairment test, the Company has recorded an impairment charge in 2008 of USD 284 million.

        Other intangible assets consist of:

	As of December 31, 2007		As of December 31, 2008
	Gross	Accumulated amortization	Gross	Accumulated amortization
Marketing-related	157	(35)	110	(65)
Customer-related	866	(77)	576	(168)
Technology-based	3,519	(650)	2,861	(988)

	4,542	(762)	3,547	(1,221)

        The estimated amortization expense for these other intangible assets as of December 31, 2008 for each of the five succeeding years is:

2009	341
2010	315
2011	302
2012	293
2013	268

        All intangible assets, excluding goodwill, are subject to amortization and have no assumed residual value.

        The estimated amortization expense for software as of December 31, 2008 for each of the five succeeding years is:

2009	22
2010	20
2011	16
2012	—
2013	—

        The expected weighted average remaining life of other intangibles is 4 years as of December 31, 2008. The expected weighted average remaining lifetime of software is 2 years as of December 31, 2008.

22    Goodwill

        The changes in goodwill were as follows:

	For the year ended December 31, 2007	For the year ended December 31, 2008
Book value at begin of period	2,665	3,716
Changes in book value:
Reclassifications	419	—
Additions	—	29
Acquisitions	288	68
Divestments	—	(660)
Impairment charges	—	(430)
Translation differences	344	(62)

Book value at end of period	3,716	2,661

        Acquisition in 2008 related to the following acquisitions:

  –
  Broadband Media Processing business of Conexant Systems, Inc. for an amount of USD 32 million.

  –
  GloNav Inc. for an amount of USD 20 million.

  –
  NuTune for an amount of USD 16 million.

        As a result of the sale of the Mobile & Personal operations in 2008, the related goodwill has been removed under divestments.

        As a result of the yearly impairment test, the Company has recorded an impairment charge in 2008 of USD 430 million.

        Additions in 2008 consist of a tax benefit of USD 29 million resulting from the difference in tax base of goodwill in fiscal value against economic value.

        In 2007, the final appraisal value of goodwill with respect to the "Acquisition in 2006, resulted in an adjustment to the amount originally assigned on a provisional basis. The reallocation of the purchase price to goodwill is reflected under "reclassifications".

        Acquisitions in 2007 include USD 135 million related to the final settlement with Philips. Furthermore, USD 153 million was recorded with respect to the acquisition of the Cellular Communications business of Silicon Laboratories Inc.

        Refer to note 7 for acquisitions and divestments. Refer to note 5 for a specification of goodwill by segment.

23    Accrued liabilities

        Accrued liabilities are summarized as follows:

	As of December 31, 2007	As of December 31, 2008
Personnel-related costs:
Salaries and wages	161	128
Accrued vacation entitlements	94	60
Other personnel-related costs	54	42
Utilities, rent and other	32	21
Income tax payable	8	80
Communication & IT costs	41	51
Distribution costs	8	10
Sales-related costs	55	28
Purchase-related costs	70	53
Interest accruals	106	105
Derivative instruments—liabilities	47	55
Liabilities for restructuring costs (refer to note 9)	112	78
Liabilities from contractual obligations	21	24
Accrual for future losses on deliveries	29	139
Other accrued liabilities	97	109

	935	983

        The accrual for loss-giving contracts in connection with the sale of the major part of the Mobile & Personal business amounted to USD 101 million.

        Refer to note 11 for a specification of income tax payable.

24    Provisions

        Provisions are summarized as follows:

	As of December 31, 2007		As of December 31, 2008
	Long-term	Short-term	Long-term	Short-term
Pensions for defined-benefit plans (refer to note 25)	130	7	131	5
Other postretirement benefits (refer to note 26)	13	1	15	—
Postemployment benefits and severance payments	9	6	322	98
Deferred tax liabilities (refer to note 11)	556	10	489	13
FIN48 liability (refer to note 11)	38	—	55	—
Product warranty	4	2	8	1
Loss contingencies	1	—	1	—
Other provisions	47	14	51	12

Total	798	40	1,072	129

        The changes in total provisions excluding deferred tax liabilities and FIN48 liabilities are as follows:

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Beginning balance	154	207	224	233
Changes:
Additions	31	19	35	445
Utilizations	(30)	(6)	(41)	(35)
Releases	(1)	—	—	(19)
Translation differences	7	4	15	21
Changes in consolidation	—	—	—	(1)

Ending balance	161	224	233	644

Postemployment benefits and obligatory severance payments

        The provision for postemployment benefits covers benefits provided to former or inactive employees after employment but before retirement, including salary continuation, supplemental unemployment benefits and disability-related benefits.

        The provision for severance payments covers the Company's commitment to pay employees a lump sum upon the employee's dismissal or resignation. In the event that a former employee has passed away, in certain circumstances the Company pays a lump sum to the deceased employee's relatives.

Product warranty

        The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products sold. The changes in the provision for product warranty are as follows:

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Beginning balance	6	9	8	6
Changes:
Additions	2	—	—	5
Utilizations	—	(1)	(3)	—
Releases	—	—	—	(1)
Translation differences	1	—	1	(1)
Changes in consolidation	—	—	—	—

Ending balance	9	8	6	9

Loss contingencies (environmental remediation and product liability)

        This provision includes expected losses recorded with respect to environmental remediation and product liability obligations which are deemed probable and reasonably estimatable. The changes in this provision are as follows:

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Beginning balance	19	3	4	1
Changes:
Additions	—	1	—	—
Utilizations	(4)	—	—	—
Releases	—	—	(3)	—
Translation differences	—	—	—	—

Ending balance	15	4	1	1

        Philips has assumed obligations related to the environmental remediation that existed at the date of the Acquisition (September 29, 2006), primarily at certain closed sites in the United States. The Company has not incurred material environmental remediation obligations since the Acquisition.

Other provisions

        Other provisions include provisions for employee jubilee funds totaling USD 33 million as of December 31, 2008 (2007: USD 37 million).

25    Pensions

        Our employees participate in employee pension plans in accordance with the legal requirements, customs and the local situation in the respective countries. These are defined-benefit pension plans, defined-contribution plans and multi-employer plans.

        The benefits provided by defined-benefit plans are based on employees' years of service and compensation levels. Contributions are made by the Company, as necessary, to provide assets sufficient to meet the benefits payable to defined-benefit pension plan participants.

        These contributions are determined based upon various factors, including funded status, legal and tax considerations as well as local customs. The Company funds certain defined-benefit pension plans as claims are incurred. The pension plans have been established either by Philips or changed by NXP after disentanglement from Philips. During the predecessor period the costs of pension benefits with respect to the Company's employees participating in these plans have been allocated to the Company based upon actuarial computations, except for certain less significant plans, in which case a proportional allocation based upon compensation or headcount has been used.

        For pension plans in which only the Company's employees participate (the Company's dedicated plans), the related costs of 2006 have been included in the combined and consolidated statements of operations.

        The amount included in the statements of operations for the year 2008 was USD 127 million of which USD 111 million (2007: USD 52 million; September 29, 2006 through December 31, 2006: USD 10 million; January 1, 2006 through September 28, 2006: USD 12 million) represents defined-contribution plans and similar plans.

        The total cost of defined-benefit plans amounted to USD 16 million in 2008 (2007: USD 3 million; September 29, 2006 through December 31, 2006: USD 23 million; January 1, 2006 through September 28, 2006: USD 14 million).

        The defined-benefit pension cost for 2008 of USD 16 million consists of USD 24 million net periodic cost. The remainder, a positive result of USD 8 million, follows from special events. These are curtailments and settlements resulting from ST-NXP Wireless, leading to a positive result of USD 11 million and charges because of acquisitions (Conexant and NuTune) leading to a negative result of USD 3 million.

        The Company currently expects contributions to pension plans which are estimated to amount to USD 117 million in 2009, consisting of USD 5 million employer contributions to defined-benefit pension plans, USD 105 million employer contributions to defined-contribution pension plans and multi-employer plans, and USD 7 million expected cash outflows in relation to unfunded pension plans.

        The expected cash outflows in 2009 and subsequent years are uncertain and may change substantially as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets.

        The table below provides a summary of the changes in the pension benefit obligations and defined-benefit pensions plan assets for 2008 and 2007, with respect to the Company's dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets.

	As of December 31, 2007	As of December 31, 2008
Projected benefit obligation
Projected benefit obligation at beginning of year	1,254	407
Additions	30	6
Service cost	73	20
Interest cost	49	19
Actuarial (gains) and losses	(107)	4
Curtailments and settlements	(956)	(94)
Plan amendments	3	—
Employee contributions	1	1
Benefits paid	(16)	(27)
Exchange rate differences	76	(9)

Projected benefit obligation at end of year	407	327
Plan assets
Fair value of plan assets at beginning of year	947	226
Additions	34	3
Actual return on plan assets	12	(2)
Employer contributions	74	39
Employee contributions	—	1
Curtailments and settlements	(883)	(102)
Benefits paid	(16)	(27)
Exchange rate differences	58	(1)

Fair value of plan assets at end of year	226	137
Funded status	(181)	(190)
Unrecognized net transition obligation	—	—
Unrecognized prior service cost	—	—
Unrecognized net loss	—	—

Net balance	(181)	(190)
Classification of the net balances is as follows:
— Prepaid pension costs under other non-current assets	43	25
— Accrued pension costs under other non-current liabilities	(87)	(79)
— Provisions for pensions under provisions	(137)	(136)

Total	(181)	(190)
Amounts recognized in accumulated other comprehensive income (before tax):
— Net actuarial loss (gain)	(66)	37
— Prior service cost (credit)	(3)	3
— Exchange rate differences	—	1

Total	(69)	41

        The weighted average assumptions used to calculate the projected benefit obligations were as follows:

	As of December 31, 2007	As of December 31, 2008
Discount rate	4.9%	4.6%
Rate of compensation increase	2.5%	3.1%

        The weighted average assumptions used to calculate the net periodic pension cost were as follows:

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Discount rate	4.4%	4.4%	4.4%	5.0%
Expected returns on plan assets	4.3%	5.3%	5.3%	4.7%
Rate of compensation increase	3.6%	3.1%	3.1%	3.8%

        Expected returns per asset class are based on the assumption that asset valuations tend to return to their respective long-term equilibria. The Expected Return on Assets for any funded plan equals the average of the expected returns per asset class weighted by their portfolio weights in accordance with the fund's strategic asset allocation.

        The components of net periodic pension costs were as follows:

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Service cost	9	21	73	20
Interest cost on the projected benefit obligation	9	13	49	19
Expected return on plan assets	(5)	(12)	(43)	(9)
Net amortization of unrecognized net assets/liabilities	—	—	—	—
Net actuarial loss recognized	1	—	—	(6)
Curtailments & settlements	—	—	(82)	(11)
Other	—	1	—	3

Net periodic cost	14	23	(3)	16

        The Company expects to make cash contributions other than benefit payments in relation to defined-benefit plans amounting to USD 5 million in 2009.

        A sensitivity analysis shows that if the discount rate increases by 1% from the level of December 31, 2008, with all other variables held constant, the net periodic pension cost would decrease by USD 3 million. If the discount rate decreases by 1% from the level of December 31, 2008, with all other variables held constant, the net periodic pension cost would increase by USD 2 million.

        The estimated net actuarial loss (gain) and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2009) are USD 2 million and nil, respectively.

Estimated future pension benefit payments

        The following benefit payments are expected to be made (including those for funded plans):

2009	10
2010	14
2011	15
2012	18
2013	20
Years 2014-2018	105

	As of December 31, 2007	As of December 31, 2008
Accumulated benefit obligation for all Company-dedicated benefit pension plans	343	275

Plan assets

        The actual and targeted pension plan asset allocation at December 31, 2007 and 2008 is as follows:

	As of December 31, 2007	As of December 31, 2008
Asset category:
Equity securities	4%	9%
Debt securities	67%	60%
Insurance contracts	7%	12%
Other	22%	19%

	100%	100%

        The investment objectives for the pension plan assets are designed to generate returns that, along with the future contributions, will enable the pension plans to meet their future obligations.

Introduction SFAS No. 158

        In September 2006, SFAS No. 158 was issued. NXP has adopted FAS 158 as of the end of 2007. This statement requires an employer to recognize the funded status of a benefit plan—measured as the difference between plan assets at fair value and the benefit obligation in the balance sheet. The offset of recognized funded status is recorded in accumulated other comprehensive income (within shareholder's equity).

        Incremental effect of applying FASB Statement No. 158 on individual line items in the statement of financial position (pensions and other postretirement benefits) in 2007.

	Before application of FAS 158	Additional minimum liability	Effect of FAS 158	After application of FAS 158
Prepaid pension costs under other non-current assets	(4)	—	47	43
Accrued pension costs under other non-current liabilities	(87)	—	—	(87)
Provisions for pensions under provisions	(164)	—	27	(137)
Postretirement benefits other than pensions	(1)	—	(13)	(14)
Deferred tax assets (non-current)	321	—	—	321
Deferred tax liabilities grouped under provisions (non-current)	(547)	—	(9)	(556)
Total assets	13,769	—	47	13,816
Total liabilities and shareholder's equity	(13,769)	—	(47)	(13,816)
Accumulated in other comprehensive income	259	—	(51)	208
Total shareholder's equity	(4,477)	—	(51)	(4,528)

26    Postretirement benefits other than pensions

        Prior to the Separation, the Company's employees in certain countries participated in Philips sponsored plans that provide other postretirement benefits, primarily retiree healthcare benefits. The costs of other postretirement benefits, with respect to the Company's employees, have been allocated to the Company based upon headcount and actuarial calculations. After the Separation, these plans have been closed with the exception of a small group of employees in the United Kingdom and a larger group in the USA. In 2007, NXP introduced a new postretirement medical plan for the aforementioned group of USA employees.

        The amounts included in the consolidated statements of operations for 2008, 2007, for the period September 29, 2006 through December 31, 2006, the period January 1, 2006 through September 28, 2006 are an expense of USD 3 million, expense of USD 1 million, expense of USD 1 million and expense of USD 1 million, respectively.

        For the period prior to the Separation, the Philips sponsored pension plans in which the Company and other Philips businesses participated have been treated as multi-employer plans (non-Company dedicated plans).

        The table below provides a summary of changes in the post-retirement plan benefit obligations for 2008 and 2007, with respect to the Company's dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets.

	As of December 31, 2007	As of December 31, 2008
Accumulated postretirement benefit obligation
Projected benefit obligation at beginning of year	1	14
Additions	—	1
Service cost	—	1
Interest cost	—	1
Actuarial (gains) and losses	—	(1)
Plan amendments	14	(1)
Settlements	—	—
Benefits paid	—	—
Exchange rate differences	(1)	—

Accumulated postretirement benefit obligation at end of year	14	15
Plan assets
Fair value of plan assets at beginning of year	—	—
Additions	—	—
Actual return on plan assets	—	—
Employer contributions	—	—
Benefits paid	—	—
Exchange rate differences	—	—
Fair value of plan assets at end of year	—	—

Funded status	(14)	(15)
Unrecognized net transition obligation	—	—
Unrecognized prior service cost	—	—
Unrecognized net loss	—	—

Net balance	(14)	(15)
Classification of the net balances is as follows:
— Non-current provisions	(13)	(15)
— Current provisions	(1)	—

Total	(14)	(15)
Amounts recognized in accumulated other comprehensive income (before tax):
— Net actuarial loss (gain)	—	(1)
— Prior service cost (credit)	12	(2)

Total	12	(3)

        The weighted average assumptions used to calculate the projected post-retirement plan benefit obligations were as follows:

	As of December 31, 2007	As of December 31, 2008
Discount rate	6.1%	6.2%

        The weighted average assumptions used to calculate the net periodic post-retirement plan costs were as follows:

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Discount rate	—	—	6.1%	6.2%

        Assumed healthcare cost trend rates were as follows:

As of December 31, 2008
Healthcare cost trend rate assumed for next year	10%
Rate that the cost trend rate will gradually reach	5%
Year of reaching the rate at which it is assumed to remain	2012

        The components of net periodic post-retirement plan costs were as follows:

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Service cost	—	—	—	1
Interest cost on the accumulated postretirement benefit obligation	—	—	—	1
Expected return on plan assets	—	—	—	—
Net amortization of unrecognized net assets/liabilities	—	—	—	—
Net actuarial loss recognized	—	—	—	—
Amortization of unrecognized prior service cost	—	—	—	1
Other	1	1	1	—

Net periodic cost	1	1	1	3

        Assumed health cost trend rates can have an effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have practically no effect on this year's cost, see the following table:

	PREDECESSOR	SUCCESSOR
	For the period January 1, 2006- September 28, 2006	For the period September 29, 2006- December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Effect on total of service cost and interest cost	—	—	—	—
Effect on postretirement benefit obligation	—	—	—	—

	—	—	—	—

        The estimated net actuarial loss (gain) and prior service cost for the other defined benefit other post-retirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2009) are nil and USD 3 million, respectively.

Estimated future pension benefit payments

        The following benefit payments are expected to be made:

2009	—
2010	—
2011	—
2012	1
2013	1
Years 2014-2018	5

27    Other current liabilities

        Other current liabilities are summarized as follows:

	As of December 31, 2007	As of December 31, 2008
Advances received from customers on orders not covered by work in process
	3	—
Other taxes including social security premiums	58	50
Amounts payable under pension plans	6	54
Other short-term liabilities	6	16

Total	73	120

28    Short-term debt

	As of December 31, 2007	As of December 31, 2008
Short-term bank borrowings	6	402
Other short-term loans	—	1
Current portion of long-term debt	—	—

Total	6	403

        As at the end of December 2008, short-term bank borrowings mainly consisted of the revolving credit facility. At the end of 2007 it related mainly to bank loans recorded in our Chinese organization in Jilin.

        During 2008 the weighted average interest rate was 5% (2007: 6.0%).

29    Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding 2008	Due in 2009	Due after 2009	Due after 2013	Average remaining term (in years)	Amount outstanding December 31, 2007
Euro notes	8.1-8.6	8.3	2,144	—	2,144	738	5.5	2,248
USD notes	7.5-9.5	8.3	3,811	—	3,811	2,276	5.7	3,811
Liabilities arising from capital lease transactions	4.0-12.7	4.7	5	—	5	2	4.6	6
Other long-term debt	2.6-2.8	2.7	4	—	4	2	4.4	7

		8.3	5,964	—	5,964	3,018	5.6	6,072

Corresponding data previous year		8.2	6,072	—	6,072	6,065	6.6

        The following amounts of long-term debt as of December 31, 2008 are due in the next 5 years:

2009	—
2010	2
2011	1
2012	1
2013	2,942

2,946

Corresponding amount previous year	7

        At the end of December 2008, long-term debt mainly consisted of the notes issued in 2006 in relation with the Acquisition (Euro notes: USD 2,144 million; USD notes: USD 3,811 million, unchanged from 2007).

        Related to the Acquisition, NXP issued on October 12, 2006 several series of notes with maturities ranging from 7 to 9 years and a mix of floating and fixed rates. Several series are denominated in US dollar and several series are euro denominated. The euro and US dollar notes represent 36% and 64% respectively of the total principal amount of the notes outstanding. The series with tenors of 7 and 8 years are secured as described below; the two series with a tenor of 9 years are unsecured. On June 19, 2007, the Company concluded an exchange offer for these notes in which investors could exchange their existing notes for identical notes registered under the U.S. Securities Act. This exchange offer did not affect NXP's capitalization or debt outstanding.

Euro notes

        The Euro notes consist of the following two series:

  –
  a EUR 1,000 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three-month EURIBOR plus 2.75%, except that the interest rate for the period beginning on the date these notes were offered, October 12, 2006 through January 14, 2007 the interest rate was 6.214%; and

  –
  a EUR 525 million aggregate principal amount of 8.625% senior notes due 2015.

        No redemptions on any of these series have been made; both series are fully outstanding at their original principal euro amount at year-end 2008.

USD notes

        The USD notes consist of the following three series:

  –
  a USD 1,535 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three-month LIBOR plus 2.75%, except that the interest rate for the period beginning on the date these notes were offered, October 12, 2006 through January 14, 2007 the interest rate was 8.118%; and

  –
  a USD 1,026 million aggregate principal amount of 7.875% senior secured notes due 2014; and

  –
  a USD 1,250 million aggregate principal amount of 9.5% senior notes due 2015.

        No redemptions on any of these series have been made; all three series are fully outstanding at their original principal US dollar amount at year-end 2008.

Certain terms and Covenants of the Euro and USD notes

        The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

        The indentures governing the notes contain covenants that, among other things, limit the Company's ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger.

        Certain portions of long-term and short-term debt as of December 31, 2008 in the amount of USD 4,373 million (2007: USD 4,035 million) have been secured by collateral on substantially all of the Company's assets and of certain of its subsidiaries.

        The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company's current and future material wholly-owned subsidiaries ("Guarantors").

        Pursuant to various security documents related to the above mentioned secured notes and the USD 703 million (denominated: EUR 500 million) committed revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

  (a)
  all present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future direct subsidiaries, other than SMST Unterstützungskasse GmbH, and material joint venture entities;

  (b)
  all present and future intercompany debt of the Company and each Guarantor;

  (c)
  all of the present and future property and assets, real and personal, of the Company, and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, but excluding cash and bank accounts; and

  (d)
  all proceeds and products of the property and assets described above.

        Notwithstanding the foregoing, certain assets may not be pledged (or the liens not perfected) in accordance with agreed security principles, including:

  •
  if the cost of providing security is not proportionate to the benefit accruing to the holders;

  •
  if providing such security requires consent of a third party and such consent cannot be obtained after the use of commercially reasonable efforts; and

  •
  if providing such security would be prohibited by applicable law, general statutory limitations, financial assistance, corporate benefit, fraudulent preference, "thin capitalization" rules or similar matters or providing security would be outside the applicable pledgor's capacity or conflict with fiduciary duties of directors or cause material risk of personal or criminal liability after using commercially reasonable efforts to overcome such obstacles;

  •
  if providing such security would have a material adverse effect (as reasonably determined in good faith by such subsidiary) on the ability of such subsidiary to conduct its operations and business in the ordinary course as otherwise permitted by the indenture; and

  •
  if providing such security or perfecting liens thereon would require giving notice (i) in the case of receivables security, to customers or (ii) in the case of bank accounts, to the banks with whom the accounts are maintained. Such notice will only be provided after the secured notes are accelerated.

        Subject to agreed security principles, if material property is acquired by the Company or a Guarantor that is not automatically subject to a perfected security interest under the security documents, then the Company or relevant Guarantor will within 60 days provide security over this property and deliver certain certificates and opinions in respect thereof as specified in the indenture governing the notes.

Credit facilities

        At December 31, 2008, the Company had a senior secured revolving credit facility of USD 703 million (denominated: EUR 500 million) (2007: USD 737 million) entered into as from September 29, 2006, in order to finance the working capital requirements and general corporate purposes, of which USD 298 million (2007: USD 733 million) was unused. This committed revolving credit facility has a tenor of 5 years and expires in 2012.

        Although the revolving credit facility expires in 2012, the Company has the flexibility of drawing and repaying under this facility and therefore the amount drawn is classified under short-term debt.

        All of the Guarantors of the secured notes described above are also guarantor of our obligations under this committed revolving credit facility and similar security (on a first priority basis) as granted under the secured notes has been granted for the benefit of the lenders under this facility.

30    Other non-current liabilities

        Other non-current liabilities are summarized as follows:

	As of December 31, 2007	As of December 31, 2008
Accrued pension costs	87	79
Asset retirement obligations	10	12
Other	9	16

	106	107

31    Contractual obligations

        For an explanation of long-term debt and other long-term liabilities, see note 29.

Capital leases

        Property, plant and equipment includes USD 5 million as of December 31, 2008 (2007: USD 6 million) for capital leases and other beneficial rights of use, such as building rights and hire purchase agreements. The financial obligations arising from these contractual agreements are reflected in long-term debt.

Operating leases

        Long-term operating lease commitments totaled USD 240 million as of December 31, 2008 (2007: USD 162 million). The long-term operating leases are mainly related to the rental of buildings. These leases expire at various dates during the next 30 years. The future payments that fall due in connection with these obligations are as follows:

2009	43
2010	40
2011	34
2012	26
2013	17
Later	80

Total	240

32    Contingent liabilities

Guarantees

        In the normal course of business, the Company issues certain guarantees. Guarantees issued or modified after December 31, 2002, having characteristics defined in FIN 45, are measured at fair value and recognized on the balance sheet. At the end of 2008 there were no material guarantees recognized by the Company.

        Guarantees issued before December 31, 2002 and not modified afterwards, and certain guarantees issued after December 31, 2002, which do not have characteristics as defined in FIN 45, remain off-balance sheet. At the end of 2008 there were no such guarantees recognized.

Capital contributions

        NXP has a contractual agreement to contribute USD 18 million in its ASEN venture if our venture partner also contributes its contractually agreed amounts; the contribution is expected to take place in the first half of 2009.

Other commitments

        The Company has made certain commitments to SSMC, whereby the Company is obligated to make cash payments to SSMC should it fail to purchase an agreed-upon percentage of the total available capacity at SSMC's fabrication facilities if overall SSMC utilization levels drop below a fixed proportion of the total available capacity. In the periods presented in these financial statements no such payments were made. Furthermore, other commitments exist with respect to long-term obligations for a joint development contract with Catena Holding BV of USD 15 million and with respect to long-term software license contracts of USD 143 million, among others with Synopsis and Cadence.

Environmental remediation

        The Company accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable. Refer to note 24 to the combined and consolidated financial statements for a specification of provisions for environmental remediation.

Litigation

        The Company and certain of its businesses are involved as plaintiffs or defendants in litigation relating to such matters as commercial transactions, intellectual property rights and product liability. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on the Company's combined or consolidated financial position, but may be material to the consolidated statement of operations of the Company for a particular period.

        On January 7, 2009, the European Commission issued a release in which it confirms it will start investigations in the smart card chip sector. The European Commission has reason to believe that the companies concerned may have violated European Union competition rules prohibiting certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As one of the companies active in the smart card chip sector, NXP is subject to a number of these ongoing investigations and is assisting the regulatory authorities in these investigations. The investigations are in their initial stages and it is currently impossible to reliably estimate the outcome of the investigations.

33    Shareholder's equity

        The Company has issued and paid up 40 ordinary shares at a par value of EUR 455 each or a nominal share capital of EUR 18,200 (in the balance sheet rounded to zero).

        The Company's parent, KASLION Acquisition B.V., has granted stock options and equity rights to receive KASLION shares or depository receipts in future (refer to note 34).

34    Share-based compensation

Successor

        The Company's parent, KASLION Acquisition BV, granted stock options to the members of the Board of Management and certain other executives of NXP starting in 2007. Under the stock option plans the participants acquire the right to receive a depositary receipt over KASLION shares upon exercise and payment of the exercise price after the stock options have vested and the change in control event that triggers exercise has taken place. Also, equity rights were granted by KASLION to certain non-executive employees of the Company also starting in 2007. These rights offer the participants the right to acquire KASLION shares or depository receipts for no consideration after the rights have vested and a change in control event that triggers exercise has taken place. The purpose of these share-based compensation plans is to align the interests of management with those of the shareholders by providing additional incentives to improve the Company's performance on a long-term basis by offering the participants to share in the benefits for the shareholders of a sale or change in control of the Company.

        In accordance with SFAS No. 123(R), the fair value of share-based payments is required to be based upon an option valuation model. Since neither KASLION's stock options nor its shares are traded on any exchange and exercise is dependent upon a sale or change of control of the Company, employees can receive no value nor derive any benefit from holding these options or rights without the fulfillment of the conditions for exercise. The Company has concluded that the fair value of the share-

based payments can best be estimated by the use of a binomial option-pricing model because such models take into account the various conditions and subjective assumptions that determine the estimated value. The assumptions used are:

  –
  Expected life of the options and equity rights is calculated as the difference between the grant dates and an exercise triggering event not before the end of 2011; which resulted in expected lives of 4.25 and 3.25 years for options and rights granted in respectively 2007 and 2008;

  –
  Risk-free interest rate is 4.1% for 2007 awards and 3.8% for 2008 awards;

  –
  Expected asset volatility is approximately 27%;

  –
  Dividend pay-out ratio of nil;

  –
  Lack of marketability discount is 35% for 2007 awards and 26% for 2008 awards.

        Because the options and rights are not traded, an option-based approach (the Finnerty model) was used to calculate an appropriate discount for lack of marketability. The expected life of the options and rights is an estimate based on the time period private equity on average takes to liquidate its investment. The volatility assumption has been based on the average volatility of comparable companies over an equivalent period to the period from valuation date to exit date.

        The vesting date of most of the equity rights granted in 2007 is April 1, 2010. The options vest gradually in 4 equal annual portions until October 1, 2010. The first portion of the 2007 grant 25% vested on October 1, 2007, which was also the grant date. The vesting date of the options granted in 2008 is in 2012, 4 years after the date of grant. Also these options vest gradually over 4 years.

        The assumptions were used for these calculations only and do not represent an indication of management's expectations of future developments. Changes in the assumptions can materially affect the fair value estimate.

        A charge of USD 35 million was recorded in 2008 (2007: USD 28 million, 2006: nil) for share-based compensation.

        The following table summarizes the information about KASLION stock options granted in 2007 and in 2008 and changes during those years.

Stock options

	2007		2008
	Stock options	Weighted average exercise price in EUR	Stock options	Weighted average exercise price in EUR
Outstanding at January 1	—	—	684,492,800	1.64
Granted	684,492,800	1.64	206,374,500	1.51
Exercised	—	—	—	—
Forfeited	—	—	(237,251,160)	1.59

Outstanding at December 31	684,492,800	1.64	653,616,140	1.61
Weighted average grant-date fair value of options granted during 2008 and 2007 in EUR		0.11		0.08

        The number of vested options at December 31, 2008 was 281,638,588 with a weighted average exercise price of EUR 1.61.

        At December 31, 2008, there was a total of USD 52 million of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 2.1 years.

        A summary of the status of KASLION's equity rights granted in 2008 and changes during 2008 is presented below. All equity rights have an exercise price of nil euros.

Equity rights

	2007		2008
	Shares	Weighted average grant date fair value in EUR	Shares		Weighted average grant date fair value in EUR
Outstanding at January 1	—	—	198,315	(*)	26.65
Increase resulting from the conversion of preferred stock Kaslion Acquisition B.V.			7,932,600		0.65
Granted	198,540	26.65	10,177,490		0.29
Vested/Issued	—		0		—
Forfeited	(225)		(3,629,535)		0.56

Outstanding at December 31	198,315	26.65	14,678,870		0.42

(*)
Due to the conversion of preferred stock into common stock in Kaslion acquisition B.V., the equity rights granted in 2007 were increased with a multiplier of 41, identical to the conversion rate of the preferred stock.

        The number of vested equity rights at December 31, 2008 was nil.

        At December 31, 2008, there was a total of USD 4 million of unrecognized compensation cost related to non-vested equity rights. This cost is expected to be recognized over a weighted-average period of 1.9 years.

        None of the options and equity rights is currently exercisable.

Predecessor

        Until the Separation from Philips, on September 28, 2006, the Company participated in Philips' share-based compensation plans. Under these plans, Philips has granted share options on its common shares and rights to receive common shares in the future (restricted share rights) to certain Company employees. The employee awards were previously granted by Philips to its employees and have been subsequently allocated to the Company. Under the Philips plans, options were granted at fair market value on the date of grant.

        Immediately before the date of acquisition of our Company by KASLION, Philips announced all outstanding unvested stock options and restricted share rights related to employees of the semiconductor businesses of Philips would become fully vested and exercisable on October 16, 2006, which was recorded as part of the purchase allocation.

        For the successor period ending December 31, 2006, there was no share-based plan in place for non-executive employees and, as such, no new share-based compensation arrangements were granted to non-executive employees in the period from September 29, 2006 through December 31, 2006.

        From 2003 to September 28, 2006, Philips issued restricted share rights to certain Company's employees that vest in equal annual installments over a three-year period. Restricted shares are Philips shares that the grantee will receive in three successive years, provided the grantee is still with Philips on the respective delivery dates. If the grantee still holds the shares after three years from the delivery date, Philips will grant 20% additional (premium) shares, provided the grantee is still with Philips.

        From 2002, Philips granted fixed share options to certain Company's employees that expire upon the earlier of 10 years after the grant, or 5 years after the termination of the grantee's employment with Philips. Generally, the options vest after 3 years; however, a limited number of options granted to certain employees of acquired businesses contain accelerated vesting. In prior years, fixed and variable (performance) options were issued with terms of ten years, vesting one to three years after grant. In contrast to 2001 and certain prior years, when variable (performance) share options were issued, the share-based compensation grants from 2002 consider the performance of Philips versus a peer group of multinationals.

        USD-denominated share options and restricted share rights are granted to employees in the United States only.

        In The Netherlands, and through September 28, 2006, Philips issued personnel debentures to the Company's employees with a 5-year right of conversion into common shares of Philips. The conversion price is equal to the current share price at the date of issuance. The fair value of the conversion option of EUR 6.41 in 2006 (predecessor period) was recorded as compensation expense.

        Effective January 1, 2006, the Company adopted SFAS 123(R) using the modified prospective method for the transition. Since the Company had previously adopted the fair value provisions of SFAS 123 prospectively for all employee awards granted, modified or settled after January 1, 2003, the adoption of SFAS 123(R) did not have a material impact on the Company's financial position or results of operations.

        An expense of USD 19 million was recorded in the period January 1, 2006 through September 28, 2006 for share-based compensation.

        Prior to 2003, the Company accounted for share-based compensation using the intrinsic value method, and the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations.

        Since awards issued under Philips plans prior to 2003 vested over three years, there was no impact for 2006.

        In accordance with SFAS 123(R), the fair value of share options granted is required to be based upon a statistical option valuation model.

        Since the Philips share options are not traded on any exchange, employees can neither receive any value nor derive any benefit from holding these share options without an increase in the market price of Philips' shares.

        The fair value of the Philips option grants was estimated using a Black-Scholes option valuation model and the following weighted average assumptions:

For the period January 1, 2006- September 28, 2006
(EUR-denominated)
Risk-free interest rate	3.63%
Expected dividend yield	1.8%
Expected stock price volatility	39%
Expected option life	6 yrs

For the period January 1, 2006- September 28, 2006
(USD-denominated)
Risk-free interest rate	4.73%
Expected dividend yield	1.8%
Expected stock price volatility	38%
Expected option life	6 yrs

        The assumptions were used for these calculations only and do not necessarily represent an indication of Management's expectations of future developments.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility.

        The Philips employee share options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

        A summary of the status of the Philips share options granted to Company employees as of September 28, 2006 and changes during the periods then ended is presented below:

Fixed option plans

	Shares	Weighted average exercise
		(price in EUR)
Outstanding at January 1, 2006	4,640,812	28.17
Granted	816,150	26.27
Exercised	(111,653)	16.85
Forfeited	(74,972)	44.05

Outstanding at September 28, 2006	5,270,337	27.89
Weighted average fair value of options granted during the period in EUR	9.74
		(price in USD)
Outstanding at January 1, 2006	6,237,756	28.19
Granted	592,254	32.23
Exercised	(1,128,954)	25.97
Forfeited	(975,339)	29.09

Outstanding at September 28, 2006	4,725,717	29.04
Weighted average fair value of options granted during the period in USD	12.29

Variable plans

	Shares	Weighted average exercise
		(price in EUR)
Outstanding at January 1, 2006	790,664	34.43
Granted	—	—
Exercised	—	—
Forfeited	(48,993)	38.67

Outstanding at September 28, 2006	741,671	34.15
		(price in USD)
Outstanding at January 1, 2006	1,121,780	32.79
Granted	—	—
Exercised	(202,766)	25.78
Forfeited	(184,906)	35.87

Outstanding at September 28, 2006	734,108	33.95

        Transfers of employees from and to other Philips businesses are reflected in the table above.

        A summary of the status of the Philips restricted share rights granted to Company employees as of the period and changes during the period is presented below:

Restricted share rights*

	EUR- denominated shares	USD- denominated shares
Outstanding at January 1, 2006	448,341	470,566
Granted	278,169	197,418
Vested/Issued	(218,900)	(227,669)
Forfeited	8,322	(59,404)

Outstanding at September 28, 2006	515,932	380,911
Weighted average fair value at grant date	EUR 22.84	USD 28.43

*
Excludes incremental shares that may be received if shares awarded under the restricted share rights plan are not sold for a three-year period.

35    Fair value of financial assets and liabilities

        The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange or the value that will ultimately be realized by the Company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

        SFAS 157 "Fair Value Measurements" requires to make quantitative disclose for financial assets and liabilities that are measured at fair value on a recurring basis. In the table below the column "Fair value hierarchy" the indicated level explains how fair value measurements have been arrived at.

  –
  Level 1 measures fair value based on quoted prices in active markets for identical assets or liabilities;

  –
  Level 2 measures fair value based on significant other observable inputs such as quoted prices for similar assets or liabilities in markets, observable interest rates or yield curves, etc.;

  –
  Level 3 measures of fair value are based on unobservable inputs such as internally developed or used techniques.

		SUCCESSOR
		As of December 31, 2007		As of December 31, 2008
	Fair value hierarchy	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets;
Cash and cash equivalents(*)	1	1,041	1,041	1,796	1,796
Securities(*)	1	—	—	33	33
Accounts receivable—current	2	764	764	517	517
Other financial assets(*)	1	64	64	18	18
Derivative instruments—assets(*)	1	53	53	37	37
Liabilities:
Accounts payable	2	(1,001)	(1,001)	(619)	(619)
Debt	2	(6,078)	(5,528)	(6,367)	(2,065)
Derivative instruments—liabilities(*)	1	(47)	(47)	(55)	(55)

(*)
Represent assets and liabilities measured at fair value on a recurring basis.

        For the fair value measurements of pension plan assets and projected benefit obligations under these defined benefit plans you are referred to note 25.

        The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents, accounts receivable and payable

        The carrying amounts approximate fair value because of the short maturity of these instruments.

Other financial assets and derivative instruments

        For other financial assets, fair value is based upon the quoted market prices.

Debt

        The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon the incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

36    Other financial instruments, derivatives and currency risk

        The Company does not purchase or hold financial derivative instruments for trading purposes. Assets and liabilities related to derivative instruments are disclosed in note 17 and note 23. Currency fluctuations may impact the Company's financial results. The Company has a structural currency mismatch between costs and revenues, as a proportion of its production, administration and research and development costs is denominated in US dollars or US dollar-related, while a higher proportion of its revenues is denominated in US dollars or US dollar-related.

        The Company's transactions are denominated in a variety of currencies. The Company uses financial instruments to reduce its exposure to the effects of currency fluctuations. The Company generally hedges foreign currency exposures in relation to transaction exposures, such as receivables/payables resulting from such transactions and part of anticipated sales and purchases. The Company generally uses forwards to hedge these exposures.

        Changes in the fair value of foreign currency accounts receivable/payable as well as changes in the fair value of the hedges of accounts receivable/payable are reported in the statement of operations under cost of sales. The hedges related to anticipated transactions are recorded as cash flow hedges. The results from such hedges were deferred in equity until 2007. From December 2007 going forward, the application of cash flow hedge accounting for foreign currency risks is limited to transactions that represent a substantial currency risk that could materially affect the financial position of the Company. Consequently, the application of cash flow hedge accounting seldom occurs. Changes in the fair value of these forward currency transactions that are not designated to anticipated transactions are immediately reported in the statement of operations under cost of sales.

        For the predecessor period, hedges entered into by the Company were generally concluded by Philips.

        Derivative instruments relate to

  •
  hedged balance sheet items,

  •
  hedged anticipated currency exposures with a duration of up to 12 months.

        The derivative assets amounted to USD 53 million and USD 37 million, whereas derivative liabilities amounted to USD 47 million and USD 55 million as of December 31, 2007 and 2008, respectively, and are included in other current assets and accrued liabilities on the combined and consolidated balance sheets, respectively.

Currency risk

        A higher proportion of our revenues is in US dollars or US dollar-related, compared to our costs. Accordingly, our results of operations may be affected by changes in foreign exchange rates, particularly between the euro and US dollar. A strengthening of the euro against US dollar during any reporting period will reduce income from operations of NXP.

        It is NXP's policy that transaction exposures are hedged. Accordingly, the Company's organizations identify and measure their exposures from transactions denominated in other than their own functional currency.

        We calculate our net exposure on a cash flow basis considering balance sheet items, actual orders received or made and anticipated revenues and expenses.

        Committed foreign currency exposures are required to be fully hedged using forward contracts. The net exposures related to anticipated transactions are hedged with a combination of forward transactions up to a maximum tenor of 12 months and a cash position in both euro and dollar. The currency exposure related to our bonds has not been hedged.

        The table below outlines the foreign currency transactions outstanding per December 31, 2008:

In millions of USD equivalents	Aggregate Contract amount buy/(sell)(1)	Weighted Average Tenor (in months)
Foreign currency forward contracts(1)
Euro/US dollar	512	5
US dollar/Japanese Yen	(1)	3
Great Britain pound/US dollar	7	2
US dollar/Swedish kroner	(16)	2
US dollar/Singapore dollar	(9)	2
US dollar/Thailand baht	9	2
Euro/Great Britain pound	6	2
Euro/Polish zloty	7	2

(1)
USD equivalent

Interest rate risk

        NXP has significant outstanding debt, which creates an inherent interest rate risk. On October 12, 2006, NXP issued several series of notes with maturities ranging from 7 to 9 years and a mix of floating and fixed rates. The euro and US dollar denominated notes represent 36% and 64% respectively of the total notes outstanding.

        The following table summarizes the outstanding notes per December 31, 2008:

	Principal amount*	Fixed/ floating	Current coupon rate	Maturity date
Senior Secured Notes	EUR 1,000	Floating	7.5025	2013
Senior Secured Notes	USD 1,535	Floating	8.0680	2013
Senior Secured Notes	USD 1,026	Fixed	7.8750	2014
Senior Notes	EUR 525	Fixed	8.6250	2015
Senior Notes	USD 1,250	Fixed	9.5000	2015

*
amount in millions

        A sensitivity analysis shows that if interest rates were to increase/decrease instantaneously by 1% from the level of December 31, 2008 all other variables held constant, the annualized net interest expense would increase/decrease by USD 30 million. This impact is based on the outstanding net debt position as per December 31, 2008.

37    Supplemental Guarantor Information

        Certain of the wholly-owned subsidiaries of NXP provide joint and several unconditional guarantees of NXP's obligations under the notes issued in connection with the acquisition of NXP. Pursuant to Rule 3-10 of Regulation S-X of the Securities and Exchange Commission, the following consolidated financial information of the guarantors and non-guarantors, detailed in restricted and unrestricted, is provided in lieu of financial statements of such guarantor entities, and are determined based on the assets, liabilities and operations of the entities which are included in the guarantor and non-guarantor subsidiaries of NXP.

Supplemental consolidated statement of operations for the year ended December 31, 2008

(SUCCESSOR)	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated
Sales	—	4,027	1,276	5,303	140	—	5,443
Intercompany sales	—	1,081	411	1,492	303	(1,795)	—

Total sales	—	5,108	1,687	6,795	443	(1,795)	5,443
Cost of sales	(121)	(3,851)	(1,555)	(5,527)	(355)	1,657	(4,225)

Gross margin	(121)	1,257	132	1,268	88	(138)	1,218
Selling expenses	—	(308)	(142)	(450)	—	50	(400)
General and administrative expenses	(1,248)	(564)	(74)	(1,886)	—	11	(1,875)
Research and development expenses	12	(883)	(405)	(1,276)	—	77	(1,199)
Write-off of acquired in-process research and development	(26)	—	—	(26)	—	—	(26)
Other business income (loss)	(1,456)	453	650	(353)	(11)	—	(364)

Income (loss) from operations	(2,839)	(45)	161	(2,723)	77	—	(2,646)
Financial income and expenses	(372)	(249)	3	(618)	4	—	(614)
Income subsidiaries	(405)	—	—	(405)	—	405	—

Income (loss) before taxes	(3,616)	(294)	164	(3,746)	81	405	(3,260)
Income tax benefit (expense)	284	(246)	(79)	(41)	(5)	—	(46)

Income (loss) after taxes	(3,332)	(540)	85	(3,787)	76	405	(3,306)
Results relating to equity-accounted investees	(268)	—	—	(268)	—	—	(268)
Minority interests	—	—	3	3	(29)	—	(26)

Net income (loss)	(3,600)	(540)	88	(4,052)	47	405	(3,600)

Supplemental consolidated statement of operations for the year ended December 31, 2007

(SUCCESSOR)	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated
Sales	—	4,643	1,513	6,156	165	—	6,321
Intercompany sales	—	1,335	477	1,812	331	(2,143)	—

Total sales	—	5,978	1,990	7,968	496	(2,143)	6,321
Cost of sales	(143)	(3,908)	(1,910)	(5,961)	(375)	2,060	(4,276)

Gross margin	(143)	2,070	80	2,007	121	(83)	2,045
Selling expenses	—	(315)	(115)	(430)	—	5	(425)
General and administrative expenses	(638)	(467)	(85)	(1,190)	—	1	(1,189)
Research and development expenses	—	(852)	(553)	(1,405)	—	77	(1,328)
Write-off of acquired in-process research and development	(15)	—	—	(15)	—	—	(15)
Other business income (loss)	(60)	(457)	660	143	(9)	—	134

Income (loss) from operations	(856)	(21)	(13)	(890)	112	—	(778)
Financial income and expenses	58	(220)	(26)	(188)	7	—	(181)
Income subsidiaries	(85)	—	—	(85)	—	85	—

Income (loss) before taxes	(883)	(241)	(39)	(1,163)	119	85	(959)
Income tax benefit (expense)	273	55	69	397	(1)	—	396

Income (loss) after taxes	(610)	(186)	30	(766)	118	85	(563)
Results relating to equity-accounted investees	(40)	—	—	(40)	—	—	(40)
Minority interests	—	—	—	—	(47)	—	(47)

Net income (loss)	(650)	(186)	30	(806)	71	85	(650)

Supplemental consolidated statement of operations for the period September 29, 2006 through December 31, 2006

(SUCCESSOR)	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated
Sales	—	1,132	366	1,498	35	—	1,533
Intercompany sales	—	437	92	529	71	(600)	—

Total sales	—	1,569	458	2,027	106	(600)	1,533
Cost of sales	(202)	(1,033)	(434)	(1,669)	(96)	584	(1,181)

Gross margin	(202)	536	24	358	10	(16)	352
Selling expenses	—	(88)	(27)	(115)	—	1	(114)
General and administrative expenses	(154)	(78)	(19)	(251)	—	1	(250)
Research and development expenses	—	(214)	(132)	(346)	—	14	(332)
Write-off of acquired in-process research and development	(664)	—	—	(664)	—	—	(664)
Other business income (loss)	(37)	(129)	172	6	(2)	—	4

Income (loss) from operations	(1,057)	27	18	(1,012)	8	—	(1,004)
Financial income and expenses	(32)	(58)	(5)	(95)	1	—	(94)
Income subsidiaries	5	—	—	5	—	(5)	—

Income (loss) before taxes	(1,084)	(31)	13	(1,102)	9	(5)	(1,098)
Income tax benefit (expense)	293	23	(4)	312	—	—	312

Income (loss) after taxes	(791)	(8)	9	(790)	9	(5)	(786)
Results relating to equity-accounted investees	(3)	—	—	(3)	—	—	(3)
Minority interests	—	—	—	—	(5)	—	(5)

Net income (loss)	(794)	(8)	9	(793)	4	(5)	(794)

Supplemental combined statement of operations for the period January 1, 2006 through September 28, 2006

(PREDECESSOR)	Guarantors	Non- guarantors	Eliminations	Combined
Sales	3,528	1,092	—	4,620
Intercompany and sales to Philips companies	878	708	(1,501)	85

Total sales	4,406	1,800	(1,501)	4,705
Cost of sales	(2,753)	(1,621)	1,465	(2,909)

Gross margin	1,653	179	(36)	1,796
Selling expenses	(271)	(77)	5	(343)
General and administrative expenses	(303)	(80)	1	(382)
Research and development expenses	(593)	(357)	30	(920)
Other business income (loss)	(407)	429	—	22

Income (loss) from operations	79	94	—	173
Financial income and expenses	(18)	(9)	—	(27)

Income (loss) before taxes	61	85	—	146
Income tax expense	(74)	(7)	—	(81)

Income (loss) after taxes	(13)	78	—	65
Results relating to equity-accounted investees	(32)	—	36	4
Minority interests	—	(63)	—	(63)

Net income (loss)	(45)	15	36	6

Supplemental condensed consolidated balance sheet at December 31, 2008

(SUCCESSOR)	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated
Assets
Current assets:
Cash and cash equivalents	1,110	405	89	1,604	192	—	1,796
Securities	33	—	—	33	—	—	33
Receivables	—	362	150	512	5	—	517
Intercompany accounts receivable	127	216	56	399	50	(449)	—
Inventories	—	537	71	608	22	—	630
Other current assets	57	121	31	209	3	—	212

Total current assets	1,327	1,641	397	3,365	272	(449)	3,188
Non-current assets:
Investments in equity-accounted investees	140	—	18	158	—	—	158
Investments in affiliated companies	1,467	—	—	1,467	—	(1,467)	—
Other non-current financial assets	1	15	2	18	—	—	18
Other non-current assets	289	152	28	469	—	—	469
Property, plant and equipment:	231	1,133	168	1,532	275	—	1,807
Intangible assets excluding goodwill	2,326	49	7	2,382	2	—	2,384
Goodwill	2,661	—	—	2,661	—	—	2,661

Total non-current assets	7,115	1,349	223	8,687	277	(1,467)	7,497

Total assets	8,442	2,990	620	12,052	549	(1,916)	10,685

Liabilities and Shareholder's equity
Current liabilities:
Accounts and notes payable	—	536	71	607	12	—	619
Intercompany accounts payable	36	153	256	445	4	(449)	—
Accrued liabilities	332	466	166	964	19	—	983
Short-term provisions	(5)	130	4	129	—	—	129
Other current liabilities	3	103	14	120	—	—	120
Short-term debt	400	—	3	403	—	—	403
Intercompany financing	—	3,280	(140)	3,140	12	(3,152)	—

Total current liabilities	766	4,668	374	5,808	47	(3,601)	2,254
Non-current liabilities:
Long-term debt	5,955	4	5	5,964	—	—	5,964
Long-term provisions	643	290	133	1,066	6	—	1,072
Other non-current liabilities	3	86	10	99	8	—	107

Total non-current liabilities	6,601	380	148	7,129	14	—	7,143
Minority interests	—	—	23	23	190	—	213
Shareholder's equity	1,075	(2,058)	75	(908)	298	1,685	1,075

Total liabilities and Shareholder's equity	8,442	2,990	620	12,052	549	(1,916)	10,685

Supplemental condensed consolidated balance sheet at December 31, 2007

(SUCCESSOR)	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated
Assets
Current assets:
Cash and cash equivalents	339	366	74	779	262	—	1,041
Receivables	9	475	262	746	18	—	764
Intercompany accounts receivable	46	1,493	154	1,693	50	(1,743)	—
Inventories	—	848	71	919	39	—	958
Assets held for sale	—	—	130	130	—	—	130
Other current assets	85	72	78	235	2	—	237

Total current assets	479	3,254	769	4,502	371	(1,743)	3,130
Non-current assets:
Investments in equity-accounted investees	67	—	9	76	—	—	76
Investments in affiliated companies	2,956	—	—	2,956	—	(2,956)	—
Other non-current financial assets	52	11	1	64	—	—	64
Other non-current assets	112	262	110	484	2	—	486
Property, plant and equipment:	405	1,474	246	2,125	375	—	2,500
Intangible assets excluding goodwill	3,781	53	10	3,844	—	—	3,844
Goodwill	3,716	—	—	3,716	—	—	3,716

Total non-current assets	11,089	1,800	376	13,265	377	(2,956)	10,686

Total assets	11,568	5,054	1,145	17,767	748	(4,699)	13,816

Liabilities and Shareholder's equity
Current liabilities:
Accounts and notes payable	—	843	125	968	33	—	1,001
Intercompany accounts payable	171	1,295	272	1,738	5	(1,743)	—
Accrued liabilities	257	448	205	910	25	—	935
Short-term provisions	—	37	3	40	—	—	40
Other current liabilities	1	22	51	74	(1)	—	73
Short-term debt	—	—	1	1	5	—	6
Intercompany financing	—	3,948	199	4,147	13	(4,160)	—

Total current liabilities	429	6,593	856	7,878	80	(5,903)	2,055
Non-current liabilities:
Long-term debt	6,059	4	9	6,072	—	—	6,072
Long-term provisions	549	221	28	798	—	—	798
Other non-current liabilities	3	83	14	100	6	—	106

Total non-current liabilities	6,611	308	51	6,970	6	—	6,976
Minority interests	—	—	—	—	257	—	257
Shareholder's equity	4,528	(1,847)	238	2,919	405	1,204	4,528

Total liabilities and Shareholder's equity	11,568	5,054	1,145	17,767	748	(4,699)	13,816

Supplemental condensed consolidated statement of cash flows for the year ended December 31, 2008

(SUCCESSOR)	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	(3,600)	(540)	88	(4,052)	47	405	(3,600)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	405	—	—	405	—	(405)	—
Depreciation and amortization	1,427	401	63	1,891	119	—	2,010
Net gain on sale of assets	1,422	(826)	(227)	369	—	—	369
Results relating to equity-accounted investees	268	—	—	268	—	—	268
Minority interests	—	—	(3)	(3)	10	—	7
Decrease (increase) in receivables and other current assets	(1)	69	75	143	16	—	159
Decrease in inventories	—	112	(7)	105	17	—	122
Increase (decrease) in accounts payable, accrued and other liabilities	(47)	(238)	(46)	(331)	(25)	—	(356)
Decrease (increase) intercompany current accounts	(338)	245	94	1	(1)	—	—
Increase in non-current receivables/other assets	(172)	150	(44)	(66)	(1)	—	(67)
Increase (decrease) in provisions	71	159	111	341	5	—	346
Other items	102	23	(6)	119	1	—	120

Net cash provided by (used for) operating activities	(463)	(445)	98	(810)	188	—	(622)
Cash flows from investing activities:
Purchase of intangible assets	—	(29)	(5)	(34)	(2)	—	(36)
Capital expenditures on property, plant and equipment	—	(288)	(73)	(361)	(18)	—	(379)
Proceeds from disposals of property, plant and equipment	—	60	1	61	—	—	61
Proceeds from disposals of assets held for sale	—	—	130	130	—	—	130
Purchase of other non-current financial assets	—	(14)	—	(14)	—	—	(14)
Proceeds from the sale of other non-current financial assets	4	6	—	10	—	—	10
Purchase of interest in businesses	(198)	—	(8)	(206)	—	—	(206)
Proceeds from sale of interests in businesses	1,447	1	1	1,449	—	—	1,449

Net cash (used for) provided by investing activities	1,253	(264)	46	1,035	(20)	—	1,015
Cash flows from financing activities:
Increase (decrease) in short-term debt	401	(3)	—	398	(4)	—	394
Capital repayment to minority shareholderss	—	—	—	—	(78)	—	(78)
Net changes in intercompany financing	(474)	567	(90)	3	(3)	—	—
Net changes in intercompany equity	(6)	180	(21)	153	(153)	—	—

Net cash provided by (used for) financing activities	(79)	744	(111)	554	(238)	—	316
Effect of changes in exchange rates on cash positions	60	4	(18)	46	—	—	46

Increase (decrease) in cash and cash equivalents	771	39	15	825	(70)	—	755
Cash and cash equivalents at beginning of period	339	366	74	779	262	—	1,041

Cash and cash equivalents at end of period	1,110	405	89	1,604	192	—	1,796

Supplemental condensed consolidated statement of cash flows for the year ended December 31, 2007

(SUCCESSOR)	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	(650)	(186)	30	(806)	71	85	(650)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	85	—	—	85	—	(85)	—
Depreciation and amortization	783	423	199	1,405	142	—	1,547
Net gain on sale of assets	(63)	(62)	11	(114)	—	—	(114)
Results relating to equity-accounted investees	40	—	—	40	—	—	40
Minority interests	—	—	—	—	44	—	44
Decrease (increase) in receivables and other current assets	(47)	15	(16)	(48)	10	—	(38)
Decrease in inventories	—	(64)	(2)	(66)	(4)	—	(70)
Increase (decrease) in accounts payable, accrued and other liabilities	125	309	55	489	6	—	495
Decrease (increase) intercompany current accounts	(78)	30	70	22	(22)	—	—
Increase in non-current receivables/other assets	(7)	(137)	(91)	(235)	(2)	—	(237)
Increase (decrease) in provisions	(254)	24	(3)	(233)	—	—	(233)
Other items	(282)	32	(1)	(251)	—	—	(251)

Net cash provided by operating activities	(348)	384	252	288	245	—	533
Cash flows from investing activities:
Purchase of intangible assets	(19)	(13)	(5)	(37)	—	—	(37)
Capital expenditures on property, plant and equipment	—	(322)	(132)	(454)	(95)	—	(549)
Proceeds from disposals of property, plant and equipment	—	44	136	180	—	—	180
Purchase of other non-current financial assets	—	(6)	—	(6)	—	—	(6)
Proceeds from the sale of other non-current financial assets	—	—	2	2	2	—	4
Purchase of interest in businesses	(434)	—	(8)	(442)	—	—	(442)
Proceeds from sale of interests in businesses	105	59	8	172	—	—	172

Net cash used for investing activities	(348)	(238)	1	(585)	(93)	—	(678)
Cash flows from financing activities:
Net decrease in debt	—	—	(19)	(19)	(3)	—	(22)
Net changes in intercompany financing	558	(314)	(244)	—	—	—	—
Net changes in intercompany equity	(326)	318	8	—	—	—	—

Net cash provided by financing activities	232	4	(255)	(19)	(3)	—	(22)
Effect of changes in exchange rates on cash positions	(1)	4	(27)	(24)	—	—	(24)

Increase in cash and cash equivalents	(465)	154	(29)	(340)	149	—	(191)
Cash and cash equivalents at beginning of period	804	212	103	1,119	113	—	1,232

Cash and cash equivalents at end of period	339	366	74	779	262	—	1,041

Supplemental condensed consolidated statement of cash flows for the period September 29, 2006 through December 31, 2006

(SUCCESSOR)	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	(794)	(8)	9	(793)	4	(5)	(794)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	(5)	—	—	(5)	—	5	—
Depreciation and amortization	850	103	51	1,004	41	—	1,045
Net gain on sale of assets	12	(1)	(16)	(5)	—	—	(5)
Results relating to equity-accounted investees	3	—	—	3	—	—	3
Minority interests	—	—	—	—	5	—	5
Decrease (increase) in receivables and other current assets	109	246	(23)	332	10	—	342
Decrease in inventories	168	30	13	211	6	—	217
Increase (decrease) in accounts payable, accrued and other liabilities	88	(106)	20	2	(6)	—	(4)
Decrease (increase) intercompany current accounts	209	(130)	(76)	3	(3)	—	—
Increase in non-current receivables/other assets	(92)	(14)	—	(106)	—	—	(106)
Increase (decrease) in provisions	(276)	14	(3)	(265)	—	—	(265)
Other items	(68)	6	—	(62)	—	—	(62)

Net cash provided by (used for) operating activities	204	140	(25)	319	57	—	376
Cash flows from investing activities:
Purchase of intangible assets	—	(4)	(3)	(7)	—	—	(7)
Capital expenditures on property, plant and equipment	—	(77)	(40)	(117)	(26)	—	(143)
Proceeds from disposals of property, plant and equipment	—	8	20	28	—	—	28
Purchase of other non-current financial assets	—	(1)	(1)	(2)	—	—	(2)
Purchase of interest in businesses	(62)	—	—	(62)	(58)	—	(120)
Proceeds from sale of interests in businesses	—	—	7	7	—	—	7

Net cash (used for) provided by investing activities	(62)	(74)	(17)	(153)	(84)	—	(237)
Cash flows from financing activities:
Increase (decrease) in short-term debt	(61)	58	23	20	2	—	22
Net changes in intercompany financing	71	(45)	(21)	5	(5)	—	—
Proceeds from bridge loan, net	5,670	—	—	5,670	—	—	5,670
Repayment of loan Philips, net of settlements	(4,773)	—	—	(4,773)	—	—	(4,773)
Principal payments on long-term debt (incl. bidge loan)	(5,850)	—	—	(5,850)	—	—	(5,850)
Proceeds from the issuance of notes	5,836	—	—	5,836	—	—	5,836
Net change in intercompany financing	71	(45)	(21)	5	(5)	—	—
Net changes in intercompany equity	(214)	57	99	(58)	58	—	—

Net cash provided by (used for) financing activities	679	70	101	850	55	—	905
Effect of changes in exchange rates on cash positions	(17)	—	1	(16)	—	—	(16)

Increase (decrease) in cash and cash equivalents	804	136	60	1,000	28	—	1,028
Cash and cash equivalents at beginning of period	—	76	43	119	85	—	204

Cash and cash equivalents at end of period	804	212	103	1,119	113	—	1,232

Supplemental condensed combined statement of cash flows for the period January 1, 2006 through September 28, 2006

(PREDECESSOR)	Guarantors	Non-guarantors (restricted)	Eliminations	Combined
Cash flows from operating activities:
Net income (loss)	(45)	15	36	6
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	371	217	—	588
Net gain on sale of assets	(8)	(1)	—	(9)
Results relating to equity-accounted investees	32	—	(36)	(4)
Minority interests	—	63	—	63
Increase in receivables and other current assets	(141)	(22)	—	(163)
Increase in inventories	(77)	(8)	—	(85)
Increase in accounts payable, accrued and other liabilities	180	12	—	192
Decrease (increase) in current accounts Phillips	(153)	122	—	(31)
Increase (decrease) in non-current receivables/other assets	(80)	50	—	(30)
Increase (decrease) in provisions	78	(37)	—	41
Other items	16	—	—	16

Net cash provided by operating activities	173	411	—	584
Cash flows from investing activities:
Purchase of intangible assets	(12)	(3)	—	(15)
Capital expenditures on property, plant and equipment	(296)	(284)	—	(580)
Proceeds from disposals of property, plant and equipment	33	—	—	33
Purchase of other non-current financial assets	(1)	(3)	—	(4)
Purchase of interest in businesses	(4)	—	—	(4)
Proceeds from sale of interests in unconsolidated businesses	—	—	—	—

Net cash used for investing activities	(280)	(290)	—	(570)
Cash flows from financing activities:
Net decrease in debt	(186)	(216)	—	(402)
Net repayments of loans to Philips Companies	(620)	—	—	(620)
Net transactions with Philips	991	91	—	1,082

Net cash (used for) provided by financing activities	185	(125)	—	60
Effect of changes in exchange rates on cash positions	(2)	1	—	(1)

Increase (decrease) in cash and cash equivalents	76	(3)	—	73
Cash and cash equivalents at beginning of period	—	131	—	131

Cash and cash equivalents at end of period	76	128	—	204

38    Subsequent events

        On February 13, 2009, NXP announced that it has received USD 200 million by drawing under its available revolving credit facility.

        Effective February 2, 2009, STMicroelectronics exercised its option to buy NXP's 20% shareholding in the ST-NXP Wireless joint-venture for an agreed purchase price of USD 92 million.

        In February 2009, agreement has been reached with the DSP Group Inc., that they will repurchase the 16% outstanding common stock currently hold by NXP and obtained in 2007 following the divestment of Cordless & VoIP Terminal operations.

 Unaudited pro forma condensed consolidated statement of operations

 Unaudited pro forma condensed consolidated statement of operations

        We have derived the unaudited pro forma condensed consolidated statement of operations by applying the pro forma adjustments described below to our historical consolidated statement of operations for the year ended December 31, 2008. The unaudited pro forma condensed consolidated statement of operations gives effect to the disposition of our wireless business and to the exchange of our existing notes (the "Existing Notes") for 10% Super Priority Notes due 2013 (the "New Super Priority Notes") (the "Exchange Offers", and collectively, the "Transactions"), to the extent not already reflected in our historical consolidated financial statements, as if they had occurred on January 1, 2008. The assumptions underlying the pro forma adjustments are described fully in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed consolidated statement of operations.

        We are currently evaluating the accounting for the Exchange Offers. We have prepared the unaudited pro forma condensed consolidated statement of operations, and calculated the pro forma adjustment associated with interest expense, based on the assumption that (a) the Exchange Offers are accounted for an extinguishment of debt and (b) the face value of the New Super Priority Notes is equivalent to the fair value. Based on these assumptions, we have calculated pro forma interest expense using the carrying value of the New Super Priority Notes. The carrying value was determined as described in the notes to this unaudited condensed consolidated statement of operations. An alternate accounting may result in us recording all future interest payments as a liability at the date of the exchange. If this alternative treatment were applied, the interest liability would be reduced as payments were made and no interest expense would be recorded in future periods associated with the New Super Priority Notes.

        The unaudited pro forma condensed consolidated statement of operations does not include the results of operations from acquired entities from periods prior to their acquisitions. These include the formation of NuTune, a joint venture with Thomson's RF Module business; the purchase of the broadband media product divisions of Conexant Systems, Inc.; and the purchase of GloNav Inc., a US-based fabless semiconductor company. We believe the impact of these transactions would not be material to the unaudited pro forma condensed consolidated statement of operations.

        The unaudited pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable or appropriate under the circumstances. The unaudited pro forma condensed consolidated statement of operations is presented for informational purposes only and does not purport to represent what our actual results of operations would have been had the Transactions actually occurred on the dates indicated, nor are they necessarily indicative of future consolidated results of operations.

        The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the information contained in "Management discussion and analysis", the consolidated financial statements and the related notes thereto appearing elsewhere in this document.

 Unaudited pro forma condensed consolidated statement of operations

For the year ended December 31, 2008

(in millions of USD)

		Pro forma adjustments
	Historical NXP(a)	Wireless(b)	Exchange offer(d)		Pro forma
Total sales	5,443	(792)	—		4,651
Cost of sales	(4,225)	512	—		(3,713)

Gross margin	1,218	(280)	—		938
Selling expenses	(400)	67	—		(333)
General and administrative expenses	(1,875)	181	—		(1,694)
Research and development expenses	(1,199)	315	—		(884)
Write-off of acquired in-process research and development	(26)	—	—		(26)
Other business income	(364)	397	—		33

Income (loss) from operations	(2,646)	680	—		(1,966)
Financial income (expense)	(614)	—	148		(466)

Income (loss) before taxes	(3,260)	680	148		(2,432)
Income tax (expense) benefit	(46)	—(d)	—	(d)	(46)

Income (loss) after tax	(3,306)	680	148		(2,478)
Results relating to unconsolidated subsidiaries	(268)	249	—		(19)
Minority interest	(26)	—	—		(26)

Net loss	(3,600)	929	148		(2,523)

See accompanying notes to the unaudited pro forma condensed consolidated statement of operations

 Notes to the unaudited pro forma condensed consolidated statement of operations

(a)
Represents our historical results of operations for the year ended December 31, 2008.

(b)
We sold 80% of our wireless business in August 2008, through the formation of a joint venture with STMicroelectronics, whereby we retained a 20% interest. The joint venture agreement, and subsequent exit agreement, provides STMicroelectronics the option to purchase our 20% interest in the joint venture. On February 2, 2009, this option was exercised.

  This adjustment reflects the following:

  •
  Elimination of 100% of the historical results of operations of our wireless business as previously recorded in our historical consolidated statement of operations;

  •
  Elimination of the loss of $413 million recognized on the disposal of the 80% interest to the joint venture. This loss was reflected in other business income in the consolidated statement of operations; and

  •
  Elimination of the $249 million negative impact on our results associated with the 20% interest in the joint venture that was disposed of in February 2009. This impact was reflected in results relating to unconsolidated subsidiaries in the statement of operations.

  This adjustment does not reflect any allocation of our fixed direct or indirect corporate costs and eliminates any impacts of intergroup profits.

(c)
Reflects the impact on interest expense associated with the New Super Priority Notes. The proforma adjustment is computed as follows:

	Amount	Pro forma Interest expense in 2008
USD 10% New Super Priority Notes due 2013(i)	$209	$(21)
EUR 10% New Super Priority Notes due 2013(i)	123	(13)
€1,000,000,000 floating rate senior secured notes(ii)	1,406	(115)
$1,535,000,000 floating rate senior secured notes(ii)	1,535	(100)
$1,026,000,000 7 7/8% senior secured notes(ii)	1,026	(81)
€525,000,000 8 5/8% senior notes(iii)	13	(1)
$1,250,000,000 9 1/2% senior notes(iii)	21	(2)
Revolving credit facility(ii)	400	(10)
Financing fees and expenses(iv)		(11)

Pro forma interest expense		(354)
Less: Historical interest expense		502

Pro forma adjustment(v)		$148

    (i)
    Interest expense on the New Super Priority Notes has been calculated based on the maximum issuance of an aggregate €250 million of New Super Priority Notes at an assumed rate of 10%. The aggregate principle of the notes to be issued and those to be exchanged has been determined based on the terms of the Exchange Offers (including that the Existing Notes will be exchanged for New Super Priority Notes denominated in the same currency) and the following assumptions:

    •
    100% of the holders of the €525,000,000 8 5/8% senior notes and $1,250,000,000 9 1/2% senior notes (together, the "Existing Unsecured Notes") will tender their notes;

    •
    The foreign exchange rate at the date of exchange has been assumed at USD:EUR exchange rate of 1.287;

      •
      All Existing Unsecured Notes are tendered at an early tender date rate of 17.0%; and

      •
      If the exchange value of the total notes tendered exceeds the maximum exchange amount for New Super Priority Notes of €250 million, the Existing Unsecured Notes exchanged will be determined on a pro rata basis.

      The actual interest expense will be determined based on the notes that are ultimately issued and based on the foreign currency exchange rate on the date of exchange. As a result, these estimates are subject to change. The amount of Existing Notes, the amount of New Super Priority Notes exchanged for the Existing Notes, the rate at which they are exchanged prior to or after an early tender date, and the foreign currency exchange rates will all impact the actual interest expense.

    (ii)
    Represents the historical interest expense.

    (iii)
    Represents the interest on the remaining outstanding Existing Unsecured Notes.

    (iv)
    Represents the historical amortization of debt issuance costs of $10 million, reduced by $3 million for the financing costs related to the Existing Unsecured Notes that will be written off and increased for amortization expense associated with the estimated $20 million of financing fees and expenses associated with the New Super Priority Notes. Financing fees are amortized over the average term of the borrowings.

    (v)
    This does not reflect any write-off of deferred financing costs associated with the Existing Unsecured Notes and any gain resulting from the cancellation of debt in the Exchange Offers, due to the non-recurring nature of these items.

(d)
At December 31, 2008 we have a valuation allowance of $508 million against our deferred tax assets, of which $496 million was created during the year. We have assumed such amounts would be applied to offset the pro forma adjustments resulting from these transactions.

 Supplemental information
Risk factors

        These risks and uncertainties are not the only ones we face. We also face additional risks and uncertainties that are not currently known to us or that we currently consider immaterial. The occurrence of the risks described below or such additional risks could have a material adverse impact on our business, financial condition, results of operations, ability to make payments on our securities or on the trading price of such securities. Various statements in the following risk factors contain forward-looking statements.

Risks related to our business

We have experienced a severe downturn in revenues and a significant loss of cash from our operating activities in 2008, and our revenues are currently expected to decline further.

        Our 2008 financial statements show a severe downturn in revenues and a significant loss of cash from our operating activities. Our expectation is that our revenues in the first quarter of 2009 will also decline significantly and, although it is not possible to predict our future performance, especially in light of the unusual conditions prevailing in the semiconductor industry, our current expectation is that our revenues for 2009 will decline compared to our 2008 revenues, and this decline could be significant. If these negative developments continue or worsen, our liquidity will be further impaired, along with our ability to fund our working capital, service our outstanding indebtedness and meet our liabilities.

We have been negatively affected by the financial crisis in the global capital and credit markets and the resulting global recession.

        The global capital and credit markets have been experiencing extreme volatility and disruption. The financial crisis and the fact that financial institutions have consolidated or gone out of business have resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets, strongly reducing the availability of financing in general. This has had a severe negative impact on businesses around the world and depressed the global economy. In addition, these conditions have and could further lead to reduced consumer spending in the foreseeable future.

        There are a number of severe follow-on effects from the financial crisis in the global capital and credit markets on the semiconductor industry and on our business, which have already had a material adverse effect on our results of operations and liquidity. The impact of this crisis on our major customers and key suppliers cannot be predicted and is likely to be severe. In the current depressed economic environment, there has been a decline in consumer purchases of items for which we supply components, and such decline will likely continue as the current recessionary period continues and disposable income declines. In addition, a disruption in the ability of our major customers to access liquidity could cause serious disruptions or an overall deterioration of their business, which could lead to a significant reduction in their future orders of our products and the inability or failure on their part to meet their payment obligations to us. Similarly, the impact of this crisis on our pension liabilities and costs cannot be predicted and may be severe. All of the foregoing could affect our ability to maintain sufficient liquidity to fund our working capital, service our outstanding indebtedness and meet our liabilities, including any principal due on our debt. If our resources do not satisfy our liquidity requirements, we may have to seek additional financing, but may not be able to successfully obtain any necessary additional financing on favorable terms, or at all, especially in light of the crisis in the credit markets. In addition, the financial crisis may cause banks who are parties to our senior revolving credit facility to refuse or be unable to fund future drawings. Without sufficient liquidity, we could be forced to curtail our operations. Moreover, any failure of derivative counterparties and other financial institutions may negatively impact our treasury operations.

        The current volatility in the financial markets and overall economic uncertainty increases the risk that the actual amounts realized in the future on our financial instruments could differ significantly from the fair values currently assigned to them. Other income and expense could also vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments, impairment charges related to debt securities as well as equity and other investments, interest rates, cash balances and changes in fair value of derivative instruments.

A significant write down of goodwill and other intangible assets would have a material adverse effect on our reported results of operations and net worth.

        Our total assets include $5.0 billion of goodwill and other intangible assets as of December 31, 2008. We review our goodwill and other intangible assets balance for impairment upon any indication of a potential impairment, and in the case of goodwill, at a minimum of once a year. As a result of these reviews, in 2008 we recorded an impairment of $714 million. The assessment of impairment is based on a number of assumptions, including the use of a weighted-average cost of capital to calculate the present value of the expected future cash flows of our cash generating units. Future changes in the cost of capital, expected cash flows, or other factors may cause these assets to be impaired, resulting in a non-cash charge against results of operations to write down these assets for the amount of the impairment. If a significant write down is required, the charge would have a material adverse effect on our reported results of operations and net worth.

The financial performance of the semiconductor market is highly cyclical and currently experiencing a downturn which may continue in the future.

        The semiconductor industry as a whole is currently in a sharp downturn, particularly in view of deteriorating general economic conditions. We believe that these conditions have already negatively impacted our business, leading to the lowered first quarter expectations described under "Outlook" in "Management discussion and analysis", a severe downturn in revenues for 2008 and a significant loss of cash from our operating activities in 2008. These conditions may worsen and we are unable to predict the severity or length of any downturn, or what impact these conditions will have on our securities. As a result, our financial data included in this 6-K filing may not be indicative of the full severity of the downturn in the future.

        Historically, the relationship between supply and demand in the semiconductor industry has caused a high degree of cyclicality in the semiconductor market. Semiconductor supply is driven by manufacturing capacity, which in the past has demonstrated alternating periods of substantial capacity additions and periods in which no or limited capacity was added. As a general matter, semiconductor companies are more likely to add capacity in periods when current or expected future demand is strong and margins are, or are expected to be, high. Investments in new capacity can result in overcapacity, which can lead to a reduction in prices and margins. In response, companies typically limit further capacity additions, eventually causing the market to be relatively undersupplied. In addition, demand for semiconductors varies, which can exacerbate the effect of supply fluctuations. As a result of this cyclicality, the semiconductor industry has in the past experienced significant downturns, often in connection with, or in anticipation of, maturing life cycles of semiconductor companies' products and declines in general economic conditions. These downturns have been characterized by diminishing demand for end-user products, high inventory levels, underutilization of manufacturing capacity and accelerated erosion of average selling prices. For example, in 2001 through 2003 the semiconductor industry experienced a period of significant overcapacity, and we suffered operating losses as a result over an extended period. As a result of the overall cyclicality in the market, the semiconductor industry will likely continue to experience downturns of varying degrees and durations in the future. We may not be able to adequately protect ourselves against the impact of these downturns, which could have a material adverse effect on our business, financial condition and results of operations.

In difficult market conditions, our high fixed costs combined with low revenues negatively impact our results.

        The semiconductor industry is characterized by high fixed costs and, notwithstanding our significant utilization of third-party manufacturing capacity, most of our production requirements are met by our own manufacturing facilities. In less favorable industry environments, we are generally faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. During such periods, our fabrication plants operate at a lower loading level, while the fixed costs associated with the full capacity continue to be incurred resulting into lower gross margins. In addition, we have made certain commitments related to Silicon Manufacturing Company Pte. Ltd. ("SSMC"), whereby we are obligated to make cash payments to SSMC should we fail to take up an agreed-upon percentage of the total available capacity at SSMC's fabrication facilities if overall SSMC utilization levels drop below a fixed proportion of the total available capacity. We have only had to make such payment once, for 2002, in the amount of €15 million. In the event that our demand for production from SSMC falls in the future, we may be required to make similar payments, which could be significant if were to fail to take up our agreed-upon quota.

        Currently we are experiencing a difficult market environment and our utilization levels during the year 2008 decreased from 88% in the first quarter of 2008, to 78% in the second quarter, 68% in the third quarter and 56% in the fourth quarter. Lower utilization has had a negative impact on our results. Any attempts to improve utilization by rationalizing some of these facilities will be costly and require the cooperation of our customers, which may not always be forthcoming. Although our current Redesign Program is focused amongst other things on reducing our manufacturing footprint, we cannot guarantee that difficult market conditions in the future will not adversely affect our utilization rates and consequently our future gross margins. This in turn could further materially adversely affect our business, financial condition and results of operations.

Our historical results and pro forma financial data may not be representative of our future results.

        In the two years since our separation from Philips, we have engaged in numerous acquisitions, joint ventures and other strategic transactions. We have concluded our transformation into a stand-alone company separate from Philips. We have also disposed of our wireless business, which was a substantial portion of our business, and rationalized several product lines. We have now embarked upon a major redesign and restructuring program. Because of the number and significance of these events, you should not rely upon our historical financial data to be predictive of our future performance. Although we have provided certain pro forma financial information, that information is necessarily dependent upon estimates and assumptions and cannot purport to show what our results of operations and financial condition would have actually been had these transactions taken place at the stated times. These include assumptions as to our Exchange Offers, which may not be successful to the level assumed, or at all. In addition, the pro forma financial information does not encompass all of the developments that may be significant to our future performance, such as our Redesign Program. In addition, we have suffered a severe decline in revenues in 2008 and expect a further decline in the first quarter of 2009 on a sequential basis, which decline may continue. Therefore, no undue reliance should be placed on this information as a prediction of our future performance.

The demand for our products depends to a significant degree on the demand for the end products of our customers into which they are incorporated.

        The vast majority of our revenues are derived from sales to manufacturers in the automotive, consumer electronics and communications industries. Demand in these markets fluctuates significantly, driven by consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. We have experienced lower demand as a result of the current global downturn. In addition, the specific products in which our semiconductors are incorporated may not be successful, or may experience price erosion or other competitive factors that affect the price manufacturers are willing to pay us. Such customers have in the past, and may, in the future, vary order levels significantly from period to period, request postponements to schedule delivery dates, modify their orders or reduce lead times. This is particularly common during periods of low demand, such as now. This can make managing our business difficult, as it limits the foreseeability of future sales. It can also affect the accuracy of our financial forecasts. Furthermore, developing industry trends, including customers' use of outsourcing and new and revised supply chain models, may affect our revenues, costs and working capital requirements. Additionally, a significant portion of our products is made to order. If customers do not purchase products made specifically for them, we may not be able to resell such products to other customers or require the customers who have ordered these products to pay a cancellation fee. The foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

The semiconductor industry is highly competitive. If we fail to introduce new technologies and products in a timely manner, it could adversely impact our business.

        The semiconductor industry is highly competitive and characterized by constant and rapid technological change, short product lifecycles, significant price erosion and evolving standards. Accordingly, the success of our business depends to a significant extent on our ability to develop new technologies and products that are ultimately successful in the market. The costs related to the research and development necessary to develop new technologies and products are significant and any reduction of our research and development budget could harm our competitiveness. Our ability to meet evolving industry requirements and to introduce new products to the market in a timely manner and at prices that are acceptable to our customers are significant factors in determining our competitiveness and success. Commitments to develop new products must be made well in advance of any resulting sales, and technologies and standards may change during development, potentially rendering our products outdated or uncompetitive before their introduction. If we are unable to successfully develop new products, our revenues may decline substantially. Moreover, some of our competitors are well-established entities, are larger than we are and have greater resources than we do. If these competitors increase the resources they devote to developing and marketing their products, we may not be able to compete effectively. Any consolidation among our competitors could enhance their product offerings and financial resources, further strengthening their competitive position. In addition, some of our competitors operate in narrow business areas relative to us, allowing them to concentrate their research and development efforts directly on products and services for those areas, which may give them a competitive advantage. As a result of these competitive pressures, we may face declining sales volumes or lower prevailing prices for our products, and we may not be able to reduce our total costs in line with this declining revenue. If any of these risks materializes, our business, financial condition and results of operations could be materially adversely affected.

The semiconductor industry is characterized by aggressive pricing and rapidly declining average selling prices, especially after a product has been on the market for a significant period of time.

        One of the results of the rapid innovation that is exhibited by the semiconductor industry is that pricing pressure, especially on products containing older technology, can be intense. Product life cycles are relatively short, and as a result, products tend to be replaced by more technologically advanced substitutes on a regular basis. In turn, demand for older technology falls, causing the price at which such products can be sold to drop, in some cases precipitously. In order to continue profitably supplying these products, we must reduce our production costs in line with the lower revenues we can expect to receive per unit. Usually, this must be accomplished through improvements in process technology and production efficiencies. If we cannot advance our process technologies or improve our efficiencies to a degree sufficient to maintain required margins, we will no longer be able to make a profit from the sale of these products. Moreover, we may not be able to cease production of such products, either due to contractual obligations or for customer relationship reasons, and as a result may be required to bear a loss on such products. We cannot guarantee that competition in our core product markets will not lead to price erosion, lower revenue growth rates and lower margins in the future. Should reductions in our manufacturing costs fail to keep pace with reductions in market prices for the products we sell, our business, results of operation and financial condition could be materially adversely affected.

In many of the market segments in which we compete, we depend on winning highly competitive selection processes, and failure to be selected could materially adversely affect our business in that market segment.

        One of our business strategies is to participate in, and win, competitive bid selection processes to develop products for use in our customers' equipment and products. These selection processes can be lengthy and require us to incur significant design and development expenditures, with no guarantee of winning a contract or generating revenue. Failure to win new design projects and delays in developing new products with anticipated technological advances or in commencing volume shipments of these products may have an adverse effect on our business. This risk is particularly pronounced in markets where there are only a few potential customers and in the automotive market, where, due to the longer design cycles involved, failure to win a design-in could prevent access to a customer for several years. In particular, our Home business unit is heavily dependent on winning contracts with major TV and set-top box manufacturers in 2009. Our failure to win a sufficient number of these bids could result in reduced revenues and hurt our competitive position in future selection processes because we may not be perceived as being a technology or industry leader, each of which could materially adversely affect our business, financial condition and results of operations.

Our Redesign Program may not be successful and our estimated savings are difficult to predict.

        We recently announced our Redesign Program targeted to reduce our annual cost base through major reductions of the manufacturing base, rightsizing of central R&D, and reduction of support functions. We have now accelerated and expanded the program. However, our actual savings may be lower than we may currently anticipate, and they may or may not be realized on our anticipated time line. The cost of implementing the Redesign Program may also differ from our estimates and negative effects from the Redesign Program, such as customer dissatisfaction, may have a larger impact on our revenues than expected.

        Implementing a fundamental redesign may also be more difficult in our business than in other businesses due to the complexity of our products, the way our products are manufactured and the requirements of our customers. For instance, if we close or move a production line, we may need to negotiate with customers to ensure our replacement product line will produce satisfactory replacement components. The Redesign Program may also affect the NXP brand if there are any issues from the redesign that impact our customers negatively. Furthermore, the Redesign Program may create employee retention issues, including the inadvertent loss of highly qualified employees, and may result in worker's council issues in some jurisdictions or other labor issues.

We have and may continue to make acquisitions and engage in other transactions to complement or expand our existing businesses. However, we may not be successful in acquiring suitable targets at acceptable prices and integrating them into our operations, and any acquisitions we make may lead to a diversion of management resources.

        Our future success may depend on acquiring businesses and technologies, making investments or forming joint ventures that complement, enhance or expand our current portfolio or otherwise offer us growth opportunities. If we are unable to identify suitable targets, our growth prospects may suffer, and we may not be able to realize sufficient scale advantages to compete effectively in all markets. In addition, in pursuing acquisitions, we may face competition from other companies in the semiconductor industry. Our ability to acquire targets may also be limited by applicable antitrust laws and other regulations in the United States, the European Union and other jurisdictions in which we do business. To the extent that we are successful in making acquisitions, we may have to expend substantial amounts of cash, incur debt, assume loss-making divisions and incur other types of expenses. We may also face challenges in successfully integrating acquired companies into our existing organization. Each of these risks could have a material adverse effect on our business, financial condition and results of operations.

We may from time to time desire to exit certain product lines or businesses, or to restructure our operations, but may not be successful in doing so.

        From time to time we may decide to divest certain product lines and businesses or restructure our operations, including through the contribution of assets to joint ventures. We have in recent years exited several of our product lines and businesses and we have closed several of our manufacturing and research facilities. We may continue these practices in the future. However, our ability to successfully extricate ourselves from product lines and businesses, or to close or consolidate operations, depends on a number of factors, many of which are outside of our control. For example, if we are seeking a buyer for a particular business line, none may be available, or we may not be successful in negotiating adequate terms with prospective buyers. In addition, we may face internal obstacles to our efforts. In particular, several of our operations and facilities are subject to collective bargaining agreements or involve the presence of work councils that may prevent or complicate our efforts to sell or restructure our businesses. In some cases, particularly with respect to our European operations, there may be laws or other legal impediments affecting our ability to carry out such sales or restructuring. If we are unable to exit a product line or business in a timely manner, or to restructure our operations in a manner we deem to be advantageous, our business, financial condition and results of operations could be materially adversely affected.

The semiconductor industry is capital intensive and if we are unable to invest the necessary capital to operate and grow our business, we may not remain competitive.

        To remain competitive, we must constantly improve our facilities and process technologies and carry out extensive research and development, each of which requires investment of significant amounts of capital. This risk is magnified by the relatively high level of debt we currently have since we are required to use a portion of our cash flow to service that debt, and also because our incurrence of super priority debt in our private Exchange Offers and our existing level of debt limits our ability to raise additional capital on a super priority basis or at all. If we are unable to generate sufficient cash or raise sufficient capital to meet both our debt service and capital investment requirements, or if we are unable to raise required capital on favorable terms when needed, our business, financial condition and results of operations could be materially adversely affected.

Our working capital needs are difficult to predict.

        Our working capital needs are difficult to predict and may fluctuate. The comparatively long period between the time at which we commence development of a product and the time at which it may be delivered to a customer leads to high inventory and work-in-progress levels. The volatility of our customers' own businesses and the time required to manufacture products also makes it difficult to manage inventory levels and requires us to stockpile products across many different specifications.

        Some of our suppliers may also find it harder to obtain receivables insurance on satisfactory terms and we expect that some suppliers may therefore request more favorable terms from us. This situation could be made worse by our credit ratings downgrade. At the same time, some of our customers may be seeking to improve their liquidity by obtaining more favorable terms from us on our accounts receivable.

        Deterioration in our working capital position could require us to draw additional amounts on our senior secured revolving credit facility (as to which we only retained approximately €39 million of capacity as of February 13, 2009, taking into account $5 million of outstanding bank guarantees) or otherwise obtain and utilize more cash. We may not be able to obtain this cash on favorable terms or at all.

Our business has and could suffer from manufacturing problems.

        We manufacture our products using processes that are highly complex, require advanced and costly equipment and must continuously be modified to improve yields and performance. Difficulties in the production process can reduce yields or interrupt production, and as a result of such problems we may on occasion not be able to deliver products on time or in a cost-effective, competitive manner. As the complexity of both our products and our fabrication processes has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become more demanding. As is common in the semiconductor industry, we have in the past experienced manufacturing difficulties that have given rise to delays in delivery and quality control problems. There can be no assurance that any such occurrence in the future would not materially harm our results of operations.

        Furthermore, we may suffer disruptions in our manufacturing operations, either due to production difficulties such as those described above or as a result of external factors beyond our control. As with other semiconductor companies, we use highly combustible materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of explosions and fires, which can cause significant disruptions to our operations. These can occur even in the absence of any fault on our part. We have experienced two significant fires at our facilities. In March 2000, our facility in Albuquerque, New Mexico suffered a fire caused by a power outage that shut down our fabrication line for 200 millimeter silicon wafers for over a month. In December 2003, a fire occurred in our fabrication plant in Caen, France, resulting in a complete loss of our production line there. If operations at a manufacturing facility are interrupted, we may not be able to shift production to other facilities on a timely basis or at all. The loss of our Caen facility resulted in us permanently ceasing production of several legacy products for which we did not have alternate fabrication capability and the Albuquerque fire caused extensive delays in shipping certain products. Even if a transfer is possible, transitioning production of a particular type of semiconductor from one of our facilities to another can take between six to twelve months to accomplish, and in the interim period we would likely suffer significant or total supply disruption and incur substantial costs.

        We may in the future experience manufacturing difficulties or permanent or temporary loss of manufacturing capacity due to the foregoing or other risks. Such an event could materially adversely affect our business, financial condition and results of operations.

Our business may be adversely affected by costs relating to product defects, and we could be faced with product liability and warranty claims.

        We make highly complex electronic components and, accordingly, there is a risk that defects may occur in any of our products. Such defects can give rise to significant costs, including expenses relating to recalling products, replacing defective items, writing down defective inventory and loss of potential sales. In addition, the occurrence of such defects may give rise to product liability and warranty claims, including liability for damages caused by such defects. If we release defective products into the market, our reputation could suffer and we could lose sales opportunities and become liable to pay damages. Moreover, since the cost of replacing defective semiconductor devices is often much higher than the value of the devices themselves, we may at times face damage claims from customers in excess of the amounts they pay us for our products, including consequential damages.

        We also face exposure to potential liability resulting from the fact that our customers typically integrate the semiconductors we sell into numerous consumer products, which are then in turn sold into the marketplace. We are exposed to product liability claims if our semiconductors or the consumer products based on them malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our products caused the damage in question, and such claims could result in significant costs and expenses relating to attorneys' fees and damages. In addition, our customers may recall their products if they prove to be defective or make compensatory payments in accordance with industry or business practice or in order to maintain good customer relationships. If such a recall or payment is caused by a defect in one of our products, our customers may seek to recover all or a portion of their losses from us. If any of these risks materialize, our reputation would be harmed and our business, financial condition and results of operations could be materially adversely affected.

We rely on strategic partnerships, joint ventures and alliances for manufacturing and research and development. However, we typically do not control these partnerships and joint ventures, and actions taken by any of our partners or the termination of these partnerships or joint ventures could materially adversely affect our business, financial condition and results of operations.

        As part of our strategy, we have entered into a number of long-term strategic partnerships with other leading industry participants. For example, we have entered into a joint venture with TSMC, called Systems on SSMC, and we operate jointly with Jilin Sino-Microelectronics Co. Ltd. the joint venture Jilin NXP Semiconductor Ltd. ("JNS"). We established the Advanced Semiconductor Manufacturing Company together with a number of Chinese partners, and together with Advanced Semiconductor Engineering Inc. we established an assembly and test joint venture. Furthermore, we established Moversa with Sony Corporation and recently formed NuTune with Thomson.

        We also engage in alliances with respect to other aspects of our business, such as product development. For example, we partner with industry participants to develop new standards in the areas of near field communication technology and are a founding member of the FlexRay consortium to develop advanced communication systems for automotive applications. The failure of any of these consortia, or their obsolescence due to the success of any competing industry groups, would damage our ability to sell into the relevant markets and to influence industry standards, an important part of our strategy.

        If any of our strategic partners in industry groups or in any of the other alliances we engage with were to encounter financial difficulties or change their business strategies, they may no longer be able or willing to participate in these groups or alliances, in which case our business, financial condition and results of operations could be materially adversely affected.

Failure of our outside foundry suppliers to perform could adversely affect our ability to exploit growth opportunities.

        We currently use outside suppliers or foundries for a portion of our manufacturing capacity, and expect that our reliance on outsourcing will increase. Outsourcing our production presents a number of risks. If our outside suppliers are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. In addition, purchasing rather than manufacturing these products may adversely affect our gross profit margin if the purchase costs of these products are higher than our own manufacturing costs would have been. Our internal manufacturing costs include depreciation and other fixed costs, while costs for products outsourced are based on market conditions. Prices for foundry products also vary depending on capacity utilization rates at our suppliers, quantities demanded, product technology and geometry. Furthermore, these outsourcing costs can vary materially from quarter-to-quarter and, in cases of industry shortages, they can increase significantly, negatively impacting our gross margin.

We rely on the timely supply of equipment and materials and could suffer if suppliers fail to meet their delivery obligations or raise prices. Certain equipment and materials needed in our manufacturing operations are only available from a limited number of suppliers.

        Our manufacturing operations depend on deliveries of equipment and materials in a timely manner and, in some cases, on a just-in-time basis. From time to time, suppliers may extend lead times, limit the amounts supplied to us or increase prices due to capacity constraints or other factors. Supply disruptions may also occur due to shortages in critical materials, such as silicon wafers or specialized chemicals. Because the equipment that we purchase is complex, it is frequently difficult or impossible for us to substitute one piece of equipment for another or replace one type of material with another. Moreover, we rely on a single source of supply for certain equipment and materials, and a failure by such single-source suppliers to deliver our requirements could result in disruptions to our manufacturing operations and, in some circumstances, result in a shut-down of our operations at affected facilities. Our business, financial condition and results of operations could be hurt if we are unable to obtain adequate supplies of quality equipment or materials in a timely manner or if there are significant increases in the costs of equipment or materials.

Loss of our key management and other personnel, or an inability to attract such management and other personnel, could impact our business.

        We depend on our key management to run our business and on our senior architects to develop new products and technologies. The loss of any of these key personnel could materially adversely affect our business. Competition for qualified employees among companies that rely heavily on engineering and technology expertise is intense, and the loss of qualified employees or an inability to attract, retain and motivate the additional highly skilled employees required for the operation and expansion of our business could hinder our ability to successfully conduct research activities or develop marketable products.

Disruptions in our relationships with any one of our key customers could adversely affect our results of operations.

        A substantial portion of our sales is derived from our top customers. At December 31, 2008, our largest customer was Nokia, which accounted for 9% of our revenues for the calendar year ended December 31, 2008, compared to 9% in 2007 and 8% in 2006. For the calendar year ended December 31, 2008, our top ten customers accounted for approximately 49% of our revenues, compared to approximately 50% of our 2007 revenues and 47% of our 2006 revenues. We cannot guarantee that we will be able to generate similar levels of sales from our largest customers in the future. Should one or more of these customers substantially reduce their purchases from us, our results of operations could be materially adversely affected.

Our business could suffer as a result of changing circumstances in different parts of the world.

        We operate globally, with manufacturing, assembly and testing facilities on several continents. We also market our products in many different countries. Our business is therefore subject to risks inherent in international business, including:

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  negative economic developments in economies around the world and the instability of governments, including the threat of war, terrorist attacks, epidemic or civil unrest;

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  adverse changes in laws, policies and governmental policies, especially those affecting trade and investment;

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  pandemics, such as the avian flu, which may adversely affect our workforce as well as our local suppliers and customers;

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  import or export licensing requirements imposed by governments;

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  foreign currency exchange and transfer restrictions;

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  differing labor standards;

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  differing levels of protection of intellectual property;

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  the threat that our operations or property could be subject to nationalization and expropriation; and

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  varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions where we operate.

        If any of these risks were to materialize or worsen, our business, financial condition and results of operations could be materially adversely affected.

As our business is global, our operations are exposed to economic and political developments, and laws and regulations in countries across the world that could adversely impact our operating results.

        The business environment is influenced by economic and political uncertainties that continue to affect the global economy and the international capital markets. As a company with global operations, economic and political developments in various parts of the world could have an adverse effect on our operating results. Besides this, we are subject to environmental, health and safety laws and regulations in each jurisdiction in which we operate. We are also required to obtain environmental permits and other authorizations or licenses from governmental authorities for certain of our operations. No assurance can be given that we have been or will be at all times in complete compliance with such laws, regulations, permits and other authorizations or licenses. If we violate or fail to comply with these laws, regulations, permits and other authorizations or licenses, we could be fined or otherwise sanctioned by regulators.

Fluctuations in foreign exchange rates may have an adverse effect on our financial results.

        A substantial proportion of our expenses are incurred in euros, while most of our revenues are denominated in U.S. dollars. Accordingly, our results of operations may be affected by changes in exchange rates, particularly between the euro and the U.S. dollar. In addition, despite the fact that a majority of our revenues are denominated in U.S. dollars and a substantial portion of our debt is denominated in U.S. dollars, we have euro-denominated assets and liabilities and the impact of currency translation adjustments to such assets and liabilities may be material. We have recently converted a substantial part of our U.S. dollar denominated cash into euro as a hedge for our short to medium term anticipated euro cash requirements, including those associated with the Redesign Program, and the relative value of this cash could decline in U.S. dollar terms.

We are exposed to a variety of financial risks, including currency risk, interest rate risk, liquidity risk, commodity price risk, credit risk and other insurable risks, which may impact our results.

        We are a global company and, as a direct consequence, movements in the financial markets may impact our financial results. We are exposed to a variety of financial risks, including currency fluctuations, interest rate risk, liquidity risk, commodity price risk and credit risk and other insurable risks. We enter into diverse financial transactions with several counterparties to mitigate our currency risk. Derivative instruments are only used for hedging purposes. The rating of our debt by major rating agencies or banks may improve or further deteriorate. As a result, our borrowing capacity and financing costs may be impacted. We are also a purchaser of certain base metals, precious metals and energy used in the manufacturing process of our products. Currently, we do not use financial derivative instruments to manage exposure to fluctuations in commodity prices. Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform upon their agreed payment obligations. Credit risk is present within our trade receivables. Such exposure is reduced through ongoing credit evaluations of the financial conditions of our customers and by adjusting payment terms and credit limits when appropriate, but we may suffer significant losses on receivables in a worsening credit environment. We invest available cash and cash equivalents with various financial institutions and are in that respect exposed to credit risk with these counterparties. We actively manage concentration risk on a daily basis adhering to a treasury management policy. Cash is invested and financial transactions are concluded where possible with financial institutions with a strong credit rating.

We rely to a significant extent on proprietary intellectual property. We may not be able to protect this intellectual property against improper use by our competitors or others.

        We depend significantly on patents and other intellectual property rights to protect our products and proprietary design and fabrication processes against misappropriation by others. We may in the future have difficulty obtaining patents and other intellectual property rights and the patents we receive may be insufficient to provide us with meaningful protection or commercial advantage. We may not be able to obtain patent protection or secure other intellectual property rights in all the countries in which we operate, and under the laws of such countries, patents and other intellectual property rights may be unavailable or limited in scope. Furthermore, our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. In particular, intellectual property rights are difficult to enforce in the People's Republic of China and certain other developing nations, since the laws governing such rights are relatively undeveloped in these countries compared to other jurisdictions where we operate, such as the United States and The Netherlands. Consequently, operating in the People's Republic of China or other developing nations may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise use our intellectual property or the intellectual property of our suppliers or other parties with whom we engage. There is no assurance that we will be able to protect our intellectual property rights or have adequate legal recourse in the event that we are required to seek legal or judicial enforcement of our intellectual property rights under the laws of such countries. Any inability on our part to protect adequately our intellectual property may have a material adverse effect on our business, financial condition and results of operations.

The intellectual property that was transferred or licensed to us from Philips may not be sufficient to protect our position in the industry.

        In connection with our separation from Philips, Philips transferred approximately 5,300 patent families to us subject to certain limitations, including (1) any prior commitments to and undertakings with third parties entered into prior to the separation and (2) certain licenses retained by Philips. These licenses back to Philips give Philips the right to sublicense to third parties in certain circumstances that may divert revenue opportunities from us. Approximately 800 of these patent families were transferred on to ST-NXP and its successor.

        Philips granted us a non-exclusive license (A) to all patents Philips holds but has not assigned to us, to the extent that they are entitled to the benefit of a filing date prior to the separation and for which Philips is free to grant licenses without the consent of or accounting to any third party and (B) to certain know-how that is available to us, where such patents and know-how relate: (1) to our current products and technologies as well as successor products and technologies, (2) to technology that was developed for us prior to the separation, and (3) to technology developed pursuant to contract research co-funded by us. Philips has also granted us a non-exclusive royalty-free and irrevocable license (A) under certain patents for use in giant magneto-resistive devices outside the field of healthcare and bio applications, and (B) under certain patents relevant to polymer electronics resulting from contract research work co-funded by us in the field of RFID tags. Such licenses are subject to certain prior commitments and prior undertakings. However, Philips retained ownership of certain intellectual property related to our business as well as certain rights with respect to intellectual property transferred to us in connection with the separation. There can be no guarantee that the patents transferred to us will be sufficient to assert offensively against our competitors or to use as leverage to negotiate future cross-licenses to give us freedom to operate and innovate in the industry. The strength and value of our intellectual property may be diluted if Philips licenses or otherwise transfers such intellectual property or such rights to third parties, especially if those third parties compete with us.

        We have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or other intellectual property rights. If any such claims are asserted against us, we may seek to obtain a license under the third party's intellectual property rights. We cannot assure you that we will be able to obtain any or all of the necessary licenses on satisfactory terms, if at all. In the event that we cannot obtain a license, these parties may file lawsuits against us seeking damages (and potentially treble damages in the United States) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted. Such lawsuits could result in an increase in the costs of selling certain of our products, our having to partially or completely redesign our products or stop the sale of some of our products and cause damage to our reputation. Any litigation could require significant financial and management resources regardless of the merits or outcome, and we cannot assure you that we would prevail in any litigation or that our intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture and sale of some or all of our products, could affect our ability to compete or have a material adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations expose us to liability and compliance with these laws and regulations, and any such liability may negatively affect our business and financial condition.

        We are subject to many environmental, health and safety laws and regulations in each jurisdiction in which we operate, which govern, among other things, emissions of pollutants into the air, wastewater discharges, the use and handling of hazardous substances, waste disposal, the investigation and remediation of soil and ground water contamination and the health and safety of our employees. We are also required to obtain environmental permits from governmental authorities for certain of our operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators.

        Such laws and regulations include a recently implemented European Union directive, known as the Restriction on Hazardous Substances, or RoHS, which bans the use of lead and certain other hazardous substances in electronic equipment. China has enacted similar legislation, commonly referred to as China RoHS. China RoHS includes labeling and information disclosure requirements that became effective on March 1, 2007. These laws and regulations also include significant new regulation on the use of perfluorinated compounds, or PFCs, and sulfur hexafluoride, or SF6. The regulation of these two types of gases, which are critical in the semiconductor manufacturing process, currently exempts the semiconductor industry, but this exemption may not continue in the future. The European Union has also implemented restrictions on perfluorooctane sulfonate, or PFOS, which currently exempt semiconductor manufacturing processes, although it is not certain whether any such exemption will be retained in the future. In addition, a new European Union regulation regarding chemicals and their safe use, part of which will be effective starting June 1, 2009, deals with the registration, evaluation, authorization and restriction of chemicals (REACH), some of which we use in our manufacturing processes. Other governments may propose and pass similar bans through legislation, regulation, directives or adoption or amendment of international treaties. A 2005 European Union directive established a framework that will ultimately impose labeling and energy efficiency requirements on energy-using products. The European Union has not yet issued product-specific requirements. The European Union directive on environmental liability with regard to the prevention and remediation of environmental damage had to be implemented by the European Union member states by April 2008. Following implementation of this directive in the member states, we could face increased environmental liability, which may result in higher insurance costs, remediation expenses and potential damage claims. The European Union directives, REACH, and any PFC, SF6 or PFOS bans that affect the semiconductor manufacturing process, have and may continue to complicate our research and development activities and have and may continue to require us to change certain of our manufacturing processes, to utilize more costly materials or to incur substantial additional expenses.

        As with other companies engaged in similar activities or that own or operate real property, we face inherent risks of environmental liability at our current and historical manufacturing facilities. Certain environmental laws impose strict, and in certain circumstances, joint and several liability on current or previous owners or operators of real property for the cost of investigation, removal or remediation of hazardous substances as well as liability for related damages to natural resources. Certain of these laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated. Soil and groundwater contamination has been identified at some of our current and former properties resulting from historical, ongoing or third-party activities. We are in the process of investigating and remediating contamination at some of these sites. While we do not expect that any contamination currently known to us will materially adversely affect our business or financial condition, we cannot assure you that this is the case or that we will not discover new facts or conditions or that environmental laws (including the European Union directive on environmental liability referenced above) or the enforcement of such laws will not change such that our liabilities would be increased significantly. In addition, we could also be held liable for consequences arising out of human exposure to hazardous substances or other environmental damage. In summary, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, regulated materials will not materially adversely affect our business, results of operations and/or financial conditions.

We receive subsidies and grants in certain countries, and a reduction in the amount of governmental funding available to us or demands for repayment could increase our costs and impact our results of operations.

        As is the case with other large semiconductor companies, we receive subsidies and grants from governments in some countries. These programs are subject to periodic review by the relevant governments, and if any of these programs are curtailed or discontinued, our business, financial condition and results of operations could be materially adversely affected. As the availability of government funding is outside our control, we cannot guarantee that we will continue to benefit from government support or that sufficient alternative funding will be available if we lose such support. Moreover, should we terminate any activities or operations, including strategic alliances or joint ventures, we may face adverse actions from the local governmental agencies providing such subsidies to us. In particular, such government agencies could seek to recover such subsidies from us and they could cancel or reduce other subsidies we receive from them. This could have a materially adverse impact on our results of operations.

The impact of the financial crisis on our pension liabilities and costs cannot be predicted and may be severe.

        The Company estimates that it has a funding deficit associated with pension obligations of $190 million as of December 31, 2008. The impact of the financial crisis on our pension assets, liabilities and costs cannot be predicted and may be severe. Our costs to meet these pension liabilities going forward may be significant and could have a material adverse impact on our financial condition.

If we fail to extend or renegotiate our collective bargaining agreements and social plans with our labor unions as they expire from time to time, if regular or statutory consultation processes with employee representatives such as works councils fail or are delayed, or if our unionized employees were to engage in a strike or other work stoppage, our business and operating results could be materially harmed.

        We are a party to collective bargaining agreements and social plans with our labor unions, which represent a material number of our employees. Currently, some of these agreements are being extended, renewed or renegotiated. We also are required to consult with our employee representatives such as works councils on items such as restructurings and acquisitions and divestitures. Although we believe that our relations with our employees, employee representatives and unions are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate these agreements as they expire from time to time or to conclude the consultation processes in a timely and favorable way. The impact of future negotiations, including changes in wages and benefit levels, and consultation processes with employee representatives, could have a material impact on our financial results. Also, if we fail to extend or renegotiate our labor agreements and social plans, if significant disputes with our unions arise, or if our unionized workers engage in a strike or other work stoppage, we could incur higher ongoing labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business.

The interests of our principal shareholders may be inconsistent with your interests.

        Our principal shareholders may have conflicting interests with one another that may impede their ability to collectively make important decisions regarding our business. The interests of our shareholders could also conflict with your interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. In addition, our principal shareholders and their respective affiliates could have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, would enhance their equity investments, and their respective affiliates may own, acquire and hold interests in businesses that compete directly or indirectly with us or may own businesses with interests that conflict with ours.

We are exposed to a number of different tax uncertainties, which could have a significant impact on local tax results.

        We are exposed to foreign taxation, and potentially to penalties, including interest payments. We have issued transfer pricing directives in the area of goods, services and financing, which are in accordance with the Guidelines of the Organization of Economic Co-operation and Development. As transfer pricing has a cross border effect, the focus of local tax authorities on implemented transfer pricing procedures in a country may have an impact on results in another country. In order to mitigate the transfer pricing uncertainties within our deployment, measures have been taken and a monitoring system has been put in place. On a regular basis audits are executed to test the correct implementation of the transfer pricing directives. Uncertainties can result from disputes with local tax authorities about transfer pricing of internal deliveries of goods and services or relate to financing, acquisitions and divestments, the use of tax credits and permanent establishments, and losses carried forward. These uncertainties may have a significant impact on local tax results.

        We have various tax assets partly resulting from the acquisition of our business from Philips or from other acquisitions. Tax assets can also result from the generation of tax losses in certain legal entities. Tax authorities may challenge these tax assets. In addition, the value of the tax assets resulting from tax losses carried forward depends on having sufficient taxable profits in the future.

Legal proceedings covering a range of matters are pending in various jurisdictions. Due to the uncertainty inherent in litigations, it is difficult to predict the final outcome. An adverse outcome might impact our results.

        The Issuers and certain of their businesses are involved as plaintiffs or defendants in legal proceedings in various matters. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, our financial position and results of operations could be affected by an adverse outcome.

Risks related to our capital structure

We may not be able to generate sufficient cash to service all of our indebtedness and be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

        Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions (including the current downturn in the global economy in general and in our industry in particular). In 2008, we had operating cash outflows of $622 million and we had an operating loss of $2,646 million. In the future, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, particularly in light of the severe downturn in our sales and in the semiconductor industry generally. This may be the case even if the Exchange Offers are successful, if our business fails to perform successfully.

        Our business may not generate sufficient cash flow from operations, or future borrowings under our senior secured revolving credit facility or from other sources may not be available to us in an amount sufficient, to enable us to repay our indebtedness, including the senior secured revolving credit facility, the Existing Secured Notes, the Existing Unsecured Notes or the New Super Priority Notes, or to fund our other liquidity needs, including our Redesign Program and working capital and capital expenditure requirements, and we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. A substantial portion of our indebtedness currently bears interest at floating rates, and therefore if interest rates increase, our debt service requirements will increase.

        We may therefore need to refinance or restructure all or a portion of our indebtedness, including the senior secured revolving credit facility, the Existing Secured Notes, the Existing Unsecured Notes or the New Super Priority Notes, on or before maturity. This may not be possible unless our performance improves and there is a recovery in the credit markets. Furthermore, as the average maturity of our indebtedness will be shortened by the Exchange Offers, it may make it more difficult to refinance any of our indebtedness, including our senior secured revolving credit facility, the Existing Secured Notes, the Existing Unsecured Notes and the New Super Priority Notes, on commercially reasonable terms, or at all.

        If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity investments or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, any of which could have a material adverse effect on our operations, or seeking to restructure our debt through compromises, exchanges or insolvency processes.

        If we cannot make scheduled payments on our debt, we will be in default and, as a result:

  •
  our debt holders could declare all outstanding principal and interest to be due and payable;

  •
  the lenders under our senior secured revolving credit facility could terminate their commitments to lend us money and foreclose against the assets securing their borrowings; and

  •
  we could be forced into bankruptcy or liquidation.

If we default on our obligations to pay our indebtedness or if we otherwise fail to comply with the various covenants in the instruments governing our indebtedness, we may not be able to make interest payments on our indebtedness.

        Any default under the agreements governing our indebtedness, including a default under the senior secured revolving credit facility and the indentures governing our securities and the remedies sought by the holders of such obligations, could make us unable to pay principal, premium, if any, and interest under our securities and substantially decrease the market value of our securities. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium (if any) and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the instruments governing our indebtedness we could be in default under the terms of the agreements governing such indebtedness, including our senior secured revolving credit facility and our indentures governing our securities. In the event of a default, the lenders under our senior secured revolving credit facility or the investors in our securities could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our senior secured revolving credit facility could elect to terminate their commitments thereunder and cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation.

Our substantial amount of debt could adversely affect our financial health and could prevent us from fulfilling our obligations under the New Super Priority Notes.

        We are highly leveraged. For a description of our outstanding indebtedness as of December 31, 2008 and as adjusted to reflect the Exchange Offers, see "Cash and cash equivalents and capitalization". Our substantial indebtedness could materially adversely affect us by making it more difficult for us to satisfy our payment and obligations under our senior secured revolving credit facility and under our securities; limiting our ability to borrow money for working capital, restructurings, capital expenditures, research and development, investments, acquisitions or other purposes, if needed, and increasing the cost of any of these borrowings; requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, which reduces the funds available for operations and future business opportunities; limiting our flexibility in responding to changing business and economic conditions, including increased competition and demand for new services; placing us at a disadvantage when compared to our competitors that have less debt; and making us more vulnerable than our competitors who have less debt to a downturn in our business, industry or the economy in general. Despite our substantial indebtedness, we may still incur significantly more debt, which could further exacerbate the risks described above. While the Exchange Offers may reduce our current leverage and cash interest expense, we may not generate sufficient cash flow from operations to prevent our leverage from increasing in the future.

We have reviewed and may continue to review alternatives to further improve our capital structure.

        Considering our high leverage, we have reviewed and may continue to review alternatives to improve our capital structure. We may in the future take additional steps to reduce our leverage and our interest charges, such as further exchange offers or tender offers and private market purchases. If our existing debt cannot be successfully refinanced or restructured, it may in some circumstances be required or advisable for us to seek insolvency protection under Dutch, U.S. or other laws.

Restrictive covenants in our senior secured revolving credit facility and the indentures governing the Existing Secured Notes, Existing Unsecured Notes and the New Super Priority Notes may restrict our ability to pursue our business strategies.

        Our senior secured revolving credit facility and the indentures governing the Existing Secured Notes, the Existing Unsecured Notes and the New Super Priority Notes will limit our ability, among other things, to:

  •
  incur additional indebtedness or issue preferred stock;

  •
  pay dividends or make distributions in respect of our capital stock or make certain other restricted payments or investments;

  •
  repurchase or redeem capital stock;

  •
  sell assets, including capital stock of restricted subsidiaries;

  •
  agree to limitations on the ability of our restricted subsidiaries to make distributions;

  •
  enter into transactions with our affiliates;

  •
  incur liens;

  •
  guarantee indebtedness;

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  designate unrestricted subsidiaries; and

  •
  engage in consolidations, mergers or sales of substantially all of our assets.

        The restrictions contained in the indentures and the senior secured revolving credit facility could:

  •
  limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

  •
  adversely affect our ability to finance our operations, make strategic acquisitions, investments or alliances, engage in research and development activities, restructure our organization, finance other capital needs or engage in other business activities that would be in our interest.

Our failure to comply with the covenants contained in the credit agreement governing our senior secured revolving credit facility or the indentures governing the Existing Secured Notes, the Existing Unsecured Notes and the New Super Priority Notes or our other debt agreements, including as a result of events beyond our control, could result in an event of default which could materially and adversely affect our operating results and our financial condition.

        Our senior secured revolving credit facility and the indentures governing the Existing Secured Notes, the Existing Unsecured Notes and the New Super Priority Notes require us to comply with various covenants. If there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately, which in turn could result in cross defaults under our other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon an event of default.

        If, when required, we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, our senior secured revolving credit facility, or if a default otherwise occurs, the lenders under our senior secured revolving credit facility could elect to terminate their commitments thereunder, cease making further loans and issuing or renewing letters of credit, declare all outstanding borrowings and other amounts, together with accrued interest and other fees, to be immediately due and payable, institute enforcement proceedings against those assets that secure the extensions of credit under our senior secured revolving credit facility and thereby prevent us from making payments on our debt. Any such actions could force us into bankruptcy or liquidation, and we might not be able to repay our obligations under our debt in such an event.

 Cash and cash equivalents and capitalization

        The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2008 on an actual basis and on a pro forma basis to give effect to the consummation of the Exchange Offers and assuming:

  •
  100% participation in the Exchange Offers by the holders of Existing Unsecured Notes;

  •
  Existing Unsecured Notes are tendered and accepted on or prior to the Early Tender Date;

  •
  Existing Unsecured Notes are tendered and accepted to the extent of the Maximum Exchange Amount;

  •
  No Existing Secured Notes are accepted for exchange because the Maximum Exchange Amount has been met; and

  •
  Payment of fees and expenses and the accrued interest on tendered Existing Unsecured Notes in an estimated amount of $59 million.

        You should read this table together with our combined and consolidated financial statements and the accompanying notes.

	For the year ended December 31, 2008
($ in millions)	Actual	Pro forma(1)(2)

Cash and cash equivalents(3)(4)(5)	1,796	1,737

Debt:
Senior secured revolving credit facility(5)	400	400
USD Super Priority Notes offered hereby(6)	—	209
EUR Super Priority Notes offered hereby(6)	—	123
€1,000 million Floating Rate Senior Secured Notes due 2013	1,406	1,406
$1,535 million Floating Rate Senior Secured Notes due 2013	1,535	1,535
$1,026 million 7 7/8% Senior Secured Notes due 2014	1,026	1,026
€525 million 8 5/8% Senior Notes due 2015	738	13
$1,250 million 9 1/2% Senior Notes due 2015	1,250	21
Other debt(7)	12	12

Total debt	6,367	4,745
Total shareholders' equity(8)	1,075	2,660

Total capitalization(9)	7,442	7,405

(1)
Assumes the USD:EUR exchange rate of 1.4061 on December 31, 2008.

(2)
We are currently evaluating the accounting for the Exchange Offers. We have prepared the pro forma capitalization table assuming (a) the Exchange Offers are accounted for as an extinguishment of debt and (b) the face value of the New Super Priority Notes approximates its fair value. Based on these assumptions, we have reflected the New Super Priority notes at the carrying value, determined as described in note (6) below, and have calculated the estimated gain resulting from the Exchange Offers based on this value. An alternate accounting may result in us recording all future interest payments as a liability at the date of the exchange, which would reduce the estimated gain. If this alternative treatment were applied, the interest liability would be reduced as payments were made and no interest expense would be recorded.

(3)
Our cash has decreased since December 31, 2008.

(4)
Our accrued interest as of December 31, 2008 was $39 million. Our pro forma accrued interest on the Settlement Date at the February 13, 2009 USD:EUR exchange rate of 1.2870 will be $45 million.

(5)
The revolving credit facility is recorded in short-term borrowings. On February 13, 2009, an additional amount of $200 million was drawn under the senior secured revolving credit facility which is not reflected in this table.

(6)
The amount of New Super Priority Notes that are outstanding after the Exchange Offers has been calculated based on the assumptions in the notes to the pro forma financial information. The euro-denominated New Super Priority Notes are then converted to U.S. dollars at the December 31, 2008 balance sheet rate.

(7)
Other debt includes liabilities arising from capital lease transactions of $5 million, short-term bank borrowings of $2 million, other short term loans of $1 million and other long-term debt of $4 million.

(8)
Pro forma shareholders' equity includes an estimated gain of $1,622 million and the write off of $37 million of debt issuance costs. The gain was computed based on the assumptions described in (2) above and the remaining value of the Existing Unsecured Notes reflected in the pro forma column above.

(9)
Subsequent to December 31, 2008 our capitalization has been negatively impacted by our losses during that period, offset by the additional borrowings described above.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 3rd of March 2009.

NXP B.V.
/s/ KARL-HENRIK SUNDSTRÖM Karl-Henrik Sundström (Chief Financial Officer)

QuickLinks

Table of Contents
Management discussion and analysis
Combined and consolidated financial statements of the NXP Semiconductors Group
Index to combined and consolidated financial statements
Auditors' Reports
Report of Independent Registered Public Accounting Firm
Combined and consolidated statements of operations of the NXP Semiconductors Group in millions of USD unless otherwise stated
Consolidated balance sheets of the NXP Semiconductors Group in millions of USD unless otherwise stated Assets
Liabilities and shareholder's equity
Combined and consolidated statements of cash flows of the NXP Semiconductors Group in millions of USD unless otherwise stated
Combined and consolidated statements of changes in business' and shareholder's equity of the NXP Semiconductors Group in millions of USD unless otherwise stated
Notes to the combined and consolidated financial statements of the NXP Semiconductors Group All amounts in millions of USD unless otherwise stated
Unaudited pro forma condensed consolidated statement of operations
Unaudited pro forma condensed consolidated statement of operations
Unaudited pro forma condensed consolidated statement of operations For the year ended December 31, 2008 (in millions of USD)
Notes to the unaudited pro forma condensed consolidated statement of operations
Supplemental information Risk factors
Cash and cash equivalents and capitalization
SIGNATURES